SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 25, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐       No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)
Enclosed:
Material Change Report
Private Placement Agreement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 25, 2006	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President and Corporate Secretary

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (the “Company”)

654 – 999 Canada Place

Vancouver, British Columbia

V6C 3E1

2.	DATE OF MATERIAL CHANGE

October 18, 2006

3.	PRESS RELEASE

The press release was issued on October 18, 2006 and was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

On October 18, 2006, the Company entered into a private placement agreement (the “Private Placement Agreement”) with Rio Tinto International Holdings Limited (“Rio Tinto”), a wholly-owned subsidiary of Rio Tinto plc.

Under the terms of the Private Placement Agreement:
(a)	Rio Tinto agreed to acquire,
(i)	37,089,883 common shares of the Company (representing, upon completion, 9.95% of the Company’s outstanding common shares) at a price of US$8.18 per share (the “First Tranche Private Placement”) at a closing scheduled to occur on October 27, 2006, and

(ii)	46,304,473 common shares of the Company (representing, upon completion, an additional 9.95% of the Company’s outstanding common shares) at a price of US$8.38 per share (the “Second Tranche Private Placement”) at a closing to occur after the Company enters into an investment agreement with the Government of Mongolia in respect of the Company’s Oyu Tolgoi copper and gold mining project (the “OT Project”) in Mongolia’s South Gobi region that is mutually acceptable to the Company and Rio Tinto (an “Approved OT Investment Contract”) (provided the agreement is entered into within three years) or such earlier date as Rio Tinto may elect;
(b)	the Company agreed to issue to Rio Tinto, as part of the First Tranche Private Placement, 46,026,522 non-transferable common share purchase warrants (the “Series A Warrants”) and 46,026,522 non-transferable common share purchase warrants (the “Series B Warrants”). Each Series A Warrant will entitle the holder to purchase one common share of the Company at a price between US$8.38 and US$8.54 for a period (not exceeding four years) ending one year after the Company enters into an Approved

OT Investment Contract. Each Series B Warrant will entitle the holder to purchase one common share of the Company at a price between US$8.38 and US$9.02 for a period (not exceeding five years) ending two years after the Company enters into an Approved OT Investment Contract. The exercise of the Series A Warrants and the Series B Warrants will be subject to the prior approval of the Company’s shareholders;
(c)	Rio Tinto has the right to acquire additional securities and participate in future financings by the Company, so as to maintain its proportional equity interest in the Company;

(d)	during the first five years, Rio Tinto and its affiliates (collectively, the “Rio Tinto Group”) may not, except with the approval of the Company’s board of directors:
(i)	directly or indirectly, acquire or hold more than 40% of the Company’s outstanding common shares;

(ii)	make a take-over bid for the Company’s outstanding common shares; or

(iii)	make any solicitation of proxies to vote any of the Company’s outstanding common shares.
Notwithstanding the foregoing, if a take-over bid is made for the Company’s outstanding common shares or the Company publicly announces that its board of directors has approved an agreement which contemplates a change of control of the Company, the Rio Tinto Group will be released from this restriction for the purpose of giving the Rio Tinto Group an opportunity to make a competing take-over bid or to propose to the Company an alternative change of control transaction. Rio Tinto will be similarly released from the 40% aggregate shareholding restriction where it acquires common shares from Robert M. Friedland (“Friedland”) pursuant to the right of first refusal granted to it under a shareholders’ agreement dated October 18, 2006 (the “Shareholders’ Agreement”) between Rio Tinto and Friedland if such common shares would otherwise have been sold to any party other than an institutional investor who meets certain prescribed criteria under the Private Placement Agreement;

(e)	during the first year, Rio Tinto may not sell any common shares of the Company except to an affiliate or with the approval of the Company’s board of directors. Notwithstanding the foregoing, Rio Tinto may sell its common shares of the Company pursuant to a take-over bid or a transaction involving a change of control of the Company;

(f)	after the first year but before the fifth year, if Rio Tinto proposes to sell more than 5% of the Company’s outstanding common shares to any person other than an affiliate or an institutional investor who meets certain prescribed criteria under the Private Placement Agreement and not pursuant to a take-over bid or a transaction involving a change of control of the Company, the Company will have the right, for a period of 60 days, to place such common shares with a third party. Rio Tinto and the Company have agreed to enter into a registration rights agreement pursuant to which the Company will agree to provide Rio Tinto with registration rights in respect of the common shares of the Company held by Rio Tinto from time to time;
(g)	Rio Tinto has the right to nominate directors to the Company’s board of directors in proportion to its shareholdings of the Company. If Rio Tinto is entitled to nominate more than one director, half of such nominees must be independent directors as defined under applicable securities laws. Rio Tinto also has the right to nominate one financially literate, independent director to the audit committee of the Company;

(h)	the Company has agreed to use at least 90% of the proceeds received from the private placement to finance the development of the OT Project;

(i)	subject to the Rio Tinto Group maintaining a minimum shareholding in the Company, the Company has granted to Rio Tinto a right of first refusal in respect of any proposed disposition of an interest in the OT Project;

(j)	Rio Tinto has the right to participate in the negotiations with the Government of Mongolia for an Approved OT Investment Contract;

(k)	subject to the Rio Tinto Group maintaining a minimum shareholding in the Company, a technical committee will jointly development, operate and manage the OT Project. The technical committee will consist of two members from the Company, two members from Rio Tinto and a fifth member who will act as committee chairman and senior manager of the OT Project. A Company nominee will serve as technical committee chairman and senior manager for the first five years. During this period, unanimous consent of all technical committee members will be required for certain material decisions, including acquisitions and commitments exceeding US$100 million and material amendments to the long-term OT Project mine plan. After five years, subject to the Rio Tinto Group maintaining a minimum shareholding in the Company, Rio Tinto will have the right to appoint the subsequent chairman and senior manager;

(l)	Rio Tinto and the Company have agreed to negotiate in good faith to agree upon one or more technical services agreements pursuant to which Rio Tinto will make available, at cost during the first five years, its engineering, mining and metallurgical staff to assist the Company in the mine planning, engineering, design and construction of the OT Project; and

(m)	the Company has agreed to divest its joint venture interest in the Monywa Copper project in Myanmar (the “Myanmar Assets”) by February 1, 2007, failing which, Rio Tinto has the right to cause the Company to put the Myanmar Assets to an unrelated trust whose sole purpose will be to sell the Myanmar Assets. Rio Tinto and the Company have acknowledged that the divestiture by the Company of its other non-core assets is also a key objective that the parties intend the Company to pursue.
Following the completion of the First Tranche Private Placement and the Second Tranche Private Placement, Rio Tinto will beneficially own 83,394,356 common shares of the Company (representing, upon completion, 19.9% of the Company’s outstanding common shares) and 92,053,044 Series A Warrants and Series B Warrants exercisable (subject to the prior approval of the Company’s shareholders) to acquire an additional 92,053,044 common shares of the Company. If the Series A Warrants and Series B Warrants were to be fully exercised, Rio Tinto would beneficially own approximately 34.33% of the Company’s outstanding common shares (or 33.35% on a fully diluted basis).

On October 18, 2006, Rio Tinto and Friedland, the largest shareholder of the Company, entered into the Shareholders’ Agreement pursuant to which Friedland has agreed to vote in favour of all shareholder resolutions envisaged by the Private Placement Agreement, including a resolution authorizing the exercise of the Series A Warrants and Series B Warrants, and has granted to Rio Tinto, for a period of five years, a right of first refusal over, and/or rights of placement with third parties in relation to, the sale by him or any of his affiliates of any common shares of the Company to any person, subject to certain exceptions including sales to permitted transferees or pursuant to a take-over bid or a transaction involving a change of control of the Company.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On October 18, 2006, the Company and Rio Tinto entered into the Private Placement Agreement and Friedland and Rio Tinto entered into the Shareholders’ Agreement.

Private Placement Agreement

The material terms and conditions of the Private Placement Agreement are described below.
          First Tranche Private Placement
Pursuant to the First Tranche Private Placement, Rio Tinto will subscribe for and purchase from the Company, and the Company will issue and sell to Rio Tinto, 37,089,883 common shares of the Company (the “First Tranche Private Placement Shares”) at an issue price per First Tranche Private Placement Share of U.S.$8.18 for an aggregate subscription price of U.S.$303.4 million in cash.
In conjunction with, and immediately after, the issue of the First Tranche Private Placement Shares, Rio Tinto will subscribe for and purchase from Ivanhoe, and Ivanhoe will issue and sell to Rio Tinto:
(a)	Series A Warrants exercisable, subject to the prior approval of the Company’s shareholders, to purchase an additional 46,026,522 common shares of the Company; and

(b)	Series B Warrants exercisable, subject to the prior approval of the Company’s shareholders, to purchase an additional 46,026,522 common shares of the Company;
for an aggregate subscription price of U.S.$1,000.00 in cash.
The closing of the First Tranche Private Placement will occur on the fifth business day following receipt of the approval of the Toronto Stock Exchange and, to the extent required, the New York Stock Exchange and the NASDAQ Stock Market. Such approval was received on

October 20, 2006 and, accordingly, the closing of the First Tranche Private Placement is scheduled to occur on October 27, 2006.
          Second Tranche Private Placement
Pursuant to the Second Tranche Private Placement, Rio Tinto will subscribe for and purchase from Ivanhoe, and Ivanhoe will issue and sell to Rio Tinto, 46,304,473 additional common shares of the Company (the “Basic Second Tranche Private Placement Shares”) at an issue price per Basic Second Tranche Private Placement Share of U.S.$8.38 for an aggregate subscription price of approximately U.S.$388 million in cash.
If, upon issuance, the Basic Second Tranche Private Placement Shares would represent less than 9.95% of the then issued and outstanding common shares of the Company, Rio Tinto will have the option, exercisable prior to the closing of the Second Tranche Private Placement, to purchase such additional number of common shares of the Company (the “Top Up Shares”) as would, when aggregated with the Basic Second Tranche Private Placement Shares, represent 9.95% of the then issued and outstanding common shares of the Company. The subscription price per Top Up Share will be the lesser of U.S.$8.38 and, if Rio Tinto has fully exercised its pre-emptive rights, the closing market price of the Company’s common shares on the Toronto Stock Exchange on the date that Rio Tinto gives notice of its intention to purchase Top Up Shares.
Rio Tinto’ obligation to complete the Second Tranche Private Placement is subject to the shareholders of the Company having approved Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants. See “Series A Warrants and Series B Warrants” below.
Rio Tinto’s obligation to complete the Second Tranche Private Placement is also subject to the Company, or a subsidiary of the Company, having entered into an Approved OT Investment Contract on or before the third anniversary of the closing date of the First Tranche Private Placement. For the purposes of the Private Placement Agreement, an “Approved OT Investment Contract” is a legally binding and unconditional investment agreement with the Government of Mongolia under applicable Mongolian law that:
(a)	includes terms granting legal, administrative and tax stability to the stakeholders of the OT Project for a certain period of time and guaranteeing that the legal, administrative and/or tax framework in force in Mongolia when the investment contract is entered into will remain unmodified for the term of the investment contract notwithstanding any modification, either introduced by law or regulations, enacted after the execution of the investment contract;

(b)	has, to the extent required by applicable Mongolian law, been approved, ratified, consented to or otherwise authorised by all relevant Mongolian governmental authorities;

(c)	has been approved by the Company’s board of directors; and

(d)	is mutually acceptable to Company and Rio Tinto, acting reasonably.

Rio Tinto may, by notice given before the third anniversary of the closing date of the First Tranche Private Placement, elect to complete the Second Tranche Private Placement in the absence of an Approved OT Investment Contract.
The closing of the Second Tranche Private Placement will occur on the earlier of:
(a)	the twentieth business day following the date on which the Company, or a subsidiary of the Company, enters into an Approved OT Investment Contract; and

(b)	the tenth business day after Rio Tinto notifies the Company of its election to complete the Second Tranche Private Placement in the absence of an Approved OT Investment Contract.
          Series A Warrants and Series B Warrants
Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants is subject to the prior approval of the Company’s shareholders (“Shareholder Approval”) pursuant to a resolution passed by a majority of the votes cast by holders of the Company’s common shares (excluding any votes cast by members of the Rio Tinto Group) present, in person or by proxy, at a special meeting of the Company’s shareholders to be held on November 30, 2006. If Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants is not so approved, the Series A Warrants and the Series B Warrants will, by their terms, immediately terminate.
If Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants receives Shareholder Approval at the special meeting of the Company’s shareholders to be held on November 30, 2006, the Series A Warrants will be exercisable by Rio Tinto at any time thereafter until the 365th day following the date (the “Warrant Determination Date”) which is the earlier of:
(a)	the date upon which the Company, or a subsidiary of the Company, enters into an Approved OT Investment Contract; and

(b)	the third anniversary of the closing of the First Tranche Private Placement;
and the Series B Warrants will be exercisable by Rio Tinto at any time after the date of Shareholder Approval until the 725th day following the Warrant Determination Date.
After the date of Shareholder Approval, each Series A Warrant will, subject to adjustment in accordance with its terms, be exercisable to purchase one (1) common share of the Company at a price of:
(a)	U.S.$8.38 until the 180th day following the Warrant Determination Date; and

(b)	U.S.$8.54 after the 180th day until 365th day following the Warrant Determination Date.
After the date of Shareholder Approval, each Series B Warrant will, subject to adjustment in accordance with its terms, be exercisable to purchase one (1) common share of the Company at a price of:

(a)	U.S.$8.38 until the 180th day following the Warrant Determination Date;

(b)	U.S.$8.54 after the 180th day until 365th day following the Warrant Determination Date;

(c)	U.S.$8.88 after the 365th day until the 545th day following the Warrant Determination Date; and

(d)	U.S.$9.02 after the 545th day until the 725th day following the Warrant Determination Date.
The Series A Warrants and the Series B Warrants are non-transferable by Rio Tinto except to other members of the Rio Tinto Group.
If all of the Series A Warrants and Series B Warrants were to be exercised, the Company would receive proceeds of between U.S.$771 million and U.S.$808 million, depending upon the timing of the exercise of such warrants, and Rio Tinto would own approximately 33.35% of the Company’s issued and outstanding common shares, assuming completion of the Second Tranche Private Placement.
          Use of Proceeds
The Company has agreed to use at least 90% of the proceeds received from the issuance to Rio Tinto of all common shares of the Company issued, or to be issued, pursuant to the terms of the Private Placement Agreement to finance the development of the OT Project.
          Registration Rights
At the closing of the First Tranche Private Placement, the Company and Rio Tinto will enter into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Company will agree to provide Rio Tinto with registration rights in respect of the common shares of the Company held by Rio Tinto from time to time.
At any time after the first anniversary of the closing of the First Tranche Private Placement, the Company will, at Rio Tinto’ written request, file a registration statement with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) relating to all of the common shares of the Company in respect of which Rio Tinto has requested such registration (a “Demand Registration”). Rio Tinto is entitled to request up to five Demand Registrations provided that:
(a)	the aggregate sales price of any common shares of the Company to be registered pursuant to a Demand Registration must be equal to or greater than U.S.$35 million;

(b)	no more than two Demand Registrations may be requested in any twelve month period; and

(c)	no request for a Demand Registration may be made within 90 days of the date of effectiveness of any other registration statement filed by the Company pursuant to the Registration Rights Agreement.

If, at any time, the Company files a registration statement under the U.S. Securities Act, Rio Tinto, will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Company to include in any such registration that number of common shares of the Company held by Rio Tinto as Rio Tinto may request, subject only to certain prescribed limitations provided in the Registration Rights Agreement.
The Company may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Registration Rights Agreement.
          Board of Directors
Rio Tinto will be entitled (but not obliged) to nominate a number of qualified individuals for appointment or election, from time to time, to the board of directors of the Company, that is proportionate to the percentage of issued and outstanding common shares of the Company held by the Rio Tinto Group from time to time. Where the number of directors that Rio Tinto is entitled to nominate is not a whole number, such number will be rounded up to the nearest whole number if such number ends with a figure of .5 or greater or rounded down to the nearest whole number if such number ends with a figure less than .5. If at any time Rio Tinto is entitled to nominate more than one director, then not less than one half of such nominees must qualify as “independent” under applicable securities laws. Rio Tinto will always be entitled to nominate as one of its representatives on the Company’s board of directors an individual who does not necessarily qualify as independent. At all times, the board of directors of the Company will consist of at least ten directors.
Rio Tinto is also entitled to nominate one financially literate and independent director to the Company’s audit committee.
          Pre-emptive Rights
Except in the limited circumstances described below, if the Company proposes, or is required, to issue additional common shares to one or more third parties (a “Dilution Event”), it will offer to Rio Tinto the option to purchase up to that number of additional common shares that would result in Rio Tinto maintaining the percentage ownership that it held immediately prior to the Dilution Event in all issued and outstanding common shares of the Company at a subscription price (i) where the consideration for the common shares issued pursuant to the Dilution Event is cash, equal to the cash consideration for which the common shares were issued pursuant to the Dilution Event, or (ii) where the consideration for the common shares issued pursuant to the Dilution Event is other than cash, equal to the volume-weighted average trading price of a common share during the ten trading days immediately preceding the date of the public announcement of the Dilution Event or the date upon which the common shares were issued pursuant to the Dilution Event, whichever is earlier.
Rio Tinto’s pre-emptive rights will be exercisable quarterly except where a Dilution Event would result in the aggregate percentage interest of the Rio Tinto Group in the total number of issued and outstanding common shares being reduced by more than 1% or where the Dilution Event is publicly announced or completed on or after the public announcement, but before the completion, of a transaction resulting in a person or group of persons acquiring beneficial ownership of more than fifty percent of the total number of issued and outstanding common shares of the Company (a “Company Control Transaction”).
If, before the Series A Warrants and the Series B Warrants are fully exercised or expire, Rio Tinto exercises its right to purchase all or part of the common shares to which it is entitled in respect of its pre-emptive rights under the Private Placement Agreement, Rio Tinto will also be entitled to receive, for no additional consideration, anti-dilution warrants from the Company that would result in Rio Tinto having the right to acquire, pursuant to the exercise of all outstanding Series A Warrants, Series B Warrants and anti-dilution warrants, a number of common shares that, upon issuance, would represent the same percentage of the outstanding common shares of the Company that Rio Tinto would have owned if all of the then outstanding Series A Warrants, Series B Warrants and anti-dilution warrants had been fully exercised before the Dilution Event. Each anti-dilution warrant will entitle Rio Tinto to purchase one common share of the Company at a price equal to the issue price of the common shares issued pursuant to the Dilution Event.
Rio Tinto’s pre-emptive rights do not apply to:
(a)	equity incentive securities or equity compensation securities in favour of directors, officers or service providers of the Company pursuant to an equity incentive plan adopted by the Company and approved by its shareholders;

(b)	the exercise of any convertible securities of the Company outstanding as of the date of the Private Placement Agreement; or

(c)	any issuance of securities made to all holders of common shares of the Company on a pro rata basis.
          Restrictions on Share Acquisitions and Dispositions
Rio Tinto has agreed that it will not, for a period of one year following the closing of the First Tranche Private Placement, dispose of any of its common shares of the Company, except where such disposition is made with the consent of the Company, pursuant to a Company Control Transaction or to a member of the Rio Tinto Group. Thereafter, until the fifth anniversary of the date of the Private Placement Agreement, if Rio Tinto intends to dispose of common shares of the Company representing 5% or more of the total number of common shares then issued and outstanding to any person other than a member of the Rio Tinto Group or an institutional investor that meets certain prescribed criteria under the Private Placement Agreement, the Company will have the right, for a period of not less than sixty days, to arrange for the sale of such common shares to a third party selected by the Company and acceptable to Rio Tinto, acting reasonably, on the same terms upon which Rio Tinto intended to dispose of such common shares, failing which Rio Tinto may dispose of such common shares.
Rio Tinto has also agreed that, until the fifth anniversary of the date of the Private Placement Agreement, Rio Tinto and its affiliates will not, without the prior written consent of the Company:

(a)	except as specifically contemplated or permitted by the terms of the Private Placement Agreement, engage in any Specified Activity (as defined below);

(b)	acquire more than 6.65% of the issued and outstanding common shares of the Company before fully exercising the Series A Warrants and the Series B Warrants (other than as provided in the Private Placement Agreement); or

(c)	after having fully exercised all of the Series A Warrants and the Series B Warrants, acquire additional common shares that would result in Rio Tinto and its affiliates holding in excess of 40% of the Company’s then issued and outstanding common shares.
A “ Specified Activity” means an action by a member of the Rio Tinto Group to (i) make a takeover bid or a tender offer or participate as a bidder in any takeover bid or tender offer for any or all issued and outstanding common shares or convertible securities of the Company; (ii) otherwise acquire any common shares or convertible securities or any rights or options to acquire any common shares or convertible securities of the Company; (iii) propose any merger, statutory arrangement or business combination between Company and a member of the Rio Tinto Group; (iv) make any solicitation of proxies to vote any common shares of the Company; or (v) form, join or in any way participate in a “group” within the meaning of Section 13d-3 of the United States Securities Exchange Act of 1934, as amended, with respect to any of the foregoing.
The foregoing restrictions will not apply to any share acquisition made pursuant to the exercise by Rio Tinto of its right of first refusal under the Shareholders’ Agreement to purchase any common shares of the Company that Friedland elects to sell to any third party other than an institutional investor who meets certain prescribed criteria under the Private Placement Agreement.
If, at any time, a person or persons jointly or in concert (other than a member of the Rio Tinto Group or a person that is not at arm’s length to the Rio Tinto Group), publicly announces its intention to commence a Company Control Transaction, or the Company publicly announces that its board of directors has approved an agreement which contemplates a Company Control Transaction, the Rio Tinto Group will be immediately released from the foregoing restrictions but only for the limited purpose of giving the Rio Tinto Group a reasonable opportunity to propose to the Company and/or commence an alternative Company Control Transaction.
          OT Project Right of First Refusal
Rio Tinto has been granted a right of first refusal in respect of the Company’s interests in the OT Project that is exercisable for a period of sixty days, subject to certain limited exceptions, if the Company intends to dispose of any interest in the OT Project. In respect of any such proposed disposition, the Company must first offer such interest to Rio Tinto at an equivalent price and on equivalent terms and conditions to those available to the third party to whom such proposed disposition is to be made and from whom the Company has received an offer on bona fide arm’s length terms. Rio Tinto’s right of first refusal is inoperative unless, at the time the Company proposes to make any such disposition, the Rio Tinto Group owns a number of common shares of the Company at least equal to the number of First Tranche Private Placement Shares and Basic Second Tranche Private Placement Shares.
If the Company proposes to dispose of any interest in the OT Project in respect of which Rio Tinto would be entitled to exercise its right of first refusal but for the fact that the Rio Tinto Group then owns an insufficient number of common shares of the Company, Rio Tinto will nonetheless be entitled to exercise its right of first refusal if it commits to acquire a number of additional common shares of the Company such that it would meet the minimum threshold necessary in order for the right of first refusal to become operative.
The Private Placement Agreement also provides that Ivanhoe and Rio Tinto will consult with one another regarding further opportunities for the Rio Tinto Group to participate in the OT Project.
          Technical Committee
Rio Tinto and the Company have agreed to establish a technical committee (the “Technical Committee”) to manage all aspects of the engineering, construction, development and operation of the OT Project. The Company and Rio Tinto will, through the Technical Committee, cooperatively oversee and supervise all operations in respect of the OT Project. All material activities and operations in respect of the OT Project must be approved by the Technical Committee before they can be undertaken.
The Technical Committee will consist of two members from the Company, two members from Rio Tinto and a fifth member who will act as the chairman of the Technical Committee and as the senior manager of the OT Project. The chairman of the Technical Committee will be an individual reasonably acceptable to both the Company and Rio Tinto. The Company has the right to appoint the chairman of the Technical Committee during the first five years following the closing of the First Tranche Private Placement. The Company’s President and Chief Executive Officer, John Macken, will serve as the first chairman of the Technical Committee and senior manager of the OT Project. After five years, Rio Tinto will have the right to appoint the chairman of the Technical Committee and senior manager of the OT Project.
Rio Tinto’s right to appoint members and be represented on the Technical Committee will terminate if, at any time during the period from the closing of the First Tranche Private Placement until the earlier of (i) the closing of the Second Tranche Private Placement, and (ii) the third anniversary of the closing of the First Tranche Private Placement, the Rio Tinto Group beneficially owns, in the aggregate, a number of common shares that is less than the number of First Tranche Private Placement Shares. Thereafter, Rio Tinto’s right to appoint members and be represented on the Technical Committee will terminate if, at any time, the Rio Tinto Group beneficially owns, in the aggregate, a number of common shares that is less than the aggregate number of First Tranche Private Placement Shares and Basic Second Tranche Private Placement Shares.
Any decision of the Technical Committee in respect of which a consensus cannot be reached among its members will be subject to a vote in respect of which each of the five members of the Technical Committee will have one vote.

During the five year period following the closing of the First Tranche Private Placement, the unanimous consent of all Technical Committee members will be required for matters involving (i) asset acquisitions or contractual commitments requiring expenditures exceeding U.S.$100 million, (ii) acquisitions of land or mineralization within the geographical areas comprising the OT Project requiring expenditures exceeding U.S.$10 million, or (iii) any material amendments to the existing OT Project mine plan or the adoption of any new, long-term mine plan.
          Technical Assistance
For as long as Rio Tinto is represented on the Technical Committee, Ivanhoe may request Rio Tinto’s assistance with certain matters pertaining to the development and operation of the OT Project including engineering, mine planning and design, metallurgical and process design, procurement of plant and equipment and environmental planning and management. Rio Tinto will provide such services subject to the parties negotiating mutually acceptable agreements. During the five year period following the closing of the First Tranche Private Placement, these services will be provided to the Company at Rio Tinto’s out-of-pocket cost and, thereafter, at a cost no less favourable than that charged by any Rio Tinto Group member to any other Rio Tinto Group member.
OT Investment Contract Negotiations
The Company has agreed to keep Rio Tinto fully informed from time to time of the status of the negotiations with the Government of Mongolia for an Approved OT Investment Contract. Rio Tinto, acting reasonably, will have the right to consult with the Company from time to time with respect to all aspects of such negotiations and will be entitled to appoint at least two individuals acceptable to the Company, acting reasonably, to the group of Company representatives participating in such negotiations.
          Divestiture of Non-Core Assets
The Company has agreed to dispose of the Myanmar Assets by no later than February 1, 2007. If such disposition does not occur by that date, Rio Tinto has the right to cause the Company to transfer all of the Myanmar Assets to a trust of which none of the Company, Rio Tinto, Friedland, their respective affiliates, any person related to any of them or any person that is a resident of Myanmar or controlled by a resident of Myanmar are trustees or beneficiaries. In consideration for such transfer, the Company would receive a promissory note issued by the trust in an amount not less than U.S.$ 40 million plus 50% of the cash receivable from the Myanmar Assets at the time of their sale. The Company would be entitled to additional compensation from any future sale of the Myanmar Assets by the trust in an amount to be determined but not less than 50% of the amount by which such sale proceeds exceed the amount outstanding under the promissory note.
The Company has also agreed to consult with Rio Tinto and to use if best efforts to formulate timetables and strategies for the orderly disposition of all of its non-core assets situated outside of Mongolia.

Shareholders’ Agreement
Under the terms of the Shareholders’ Agreement, Friedland has agreed to vote all common shares of the Company held directly or indirectly by him (the “Friedland Shares”) in favour of Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants and, for a period of five years, in favour of any other matter contemplated by the Private Placement Agreement for which the approval of the Company’s shareholders is required.
Friedland has also granted to Rio Tinto, for a period of five years or until he ceases to beneficially own any common shares of the Company, a right of first refusal, and/or rights of placement with third parties, in respect of the sale by him or any of his affiliates of the Friedland Shares to any person, subject to certain exceptions including sales to permitted transferees or pursuant to a take-over bid or a transaction involving a Company Control Transaction.
About the Rio Tinto Group
The Rio Tinto Group is a multi-national mining and resources group founded originally in 1873. The Rio Tinto Group consists of Rio Tinto plc (headquartered in London), Rio Tinto Limited (headquartered in Melbourne) and their respective affiliates. Rio Tinto Limited is listed on the Australian Stock Exchange and Rio Tinto plc is listed on the London Stock Exchange and the New York Stock Exchange. The two companies are managed as a single economic unit by a unified board, with a share in either company entitling the owner to the same voting rights and dividend payouts.
The Rio Tinto Group is one of the world’s leading mining groups with more than 30,000 employees in 30 businesses that control more than 80 active operations and six exploration regions globally. The Rio Tinto Group’s major products include aluminum, copper, diamonds, coal, uranium, gold, industrial minerals (borates, titanium dioxide, salt and talc) and iron ore. The Rio Tinto Group owns or shares an interest in many of the world’s largest mineral deposits, including the Grasberg copper-gold mine in Indonesia, the Escondida copper mine in Chile, the Bingham Canyon copper-gold mine and copper smelter in Utah, United States, the Resolution copper-molybdenum development project in Arizona, United States, and other copper mines in Australia and South Africa. The Rio Tinto Group is also a major supplier of minerals into Asian markets.
Following the completion of the First Tranche Private Placement and the Second Tranche Private Placement, Rio Tinto will beneficially own 83,394,356 common shares of the Company (representing, upon completion, 19.9% of the Company’s outstanding common shares) and 92,053,044 Series A Warrants and Series B Warrants exercisable (subject to the prior approval of the Company’s shareholders) to acquire an additional 92,053,044 common shares of the Company. If the Series A Warrants and Series B Warrants were to be fully exercised, Rio Tinto would beneficially own approximately 34.33% of the Company’s outstanding common shares (or 33.35% on a fully diluted basis).

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly Bartlett 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 25th day of October, 2006.

PRIVATE PLACEMENT AGREEMENT
     THIS AGREEMENT made as of the 18th day of October, 2006.
BETWEEN:
IVANHOE MINES LTD., a corporation continued under the laws of the Yukon Territory and with its registered office at 300 — 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9
(“Ivanhoe”)
AND:
RIO TINTO INTERNATIONAL HOLDINGS LIMITED, a corporation incorporated under the laws of England and Wales and with its registered office at 6 St. James’s Square, London, SWIY 4LD
(“Rio Tinto”)
WHEREAS:
A.	capitalized terms used in these recitals without definition have the meanings assigned to them in Section 1.1 hereof;

B.	Rio Tinto wishes to make the Equity Investment in Ivanhoe; and

C.	the parties are entering into this Agreement to formally document their agreement in respect of the matters referred to in the foregoing recitals and certain ancillary matters.
     NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:
PART 1
DEFINITIONS AND INTERPRETATION
Definitions
1.1 In this Agreement, unless the context otherwise requires, the following terms will have the meanings hereinafter set forth:
“Adjustment Event” means any of the events provided in Section 10 of the Series A Warrant Certificate that would trigger an adjustment to the number of Ivanhoe Shares and the exercise price for which a Series A Warrant may be exercised;

“Affiliate” means, in respect of a party to this Agreement, any person which Controls, is Controlled by, or is under common Control with, such party and, in the case of Rio Tinto, “Affiliate” includes any member of the Rio Tinto Group;
“Anti-Dilution Ivanhoe Shares” has the meaning assigned to it in Section 5.1;
“Anti-Dilution Ivanhoe Warrants” has the meaning assigned to it in Section 5.6;
“Anti-Dilution Offer Notice” means a Quarterly Anti-Dilution Offer Notice or a Special Anti-Dilution Offer Notice, as the context requires;
“Anti-Dilution Securities” means, collectively, Anti-Dilution Ivanhoe Shares, Anti-Dilution Ivanhoe Warrants and any Ivanhoe Shares issued pursuant to the exercise of Anti-Dilution Ivanhoe Warrants;
“Applicable Law” means all governmental laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the parties to this Agreement and their respective Affiliates, or the transactions contemplated by this Agreement;
“Approved OT Investment Contract” means an OT Investment Contract that has been approved by the Ivanhoe board of directors and that is mutually acceptable to Ivanhoe and Rio Tinto, acting reasonably;
“Approved OT Investment Contract Date” means the date upon which Ivanhoe, or a Subsidiary of Ivanhoe, enters into an Approved OT Investment Contract;
“Arbitration Act” means the International Commercial Arbitration Act of the Province of British Columbia;
“Basic Second Tranche Private Placement” has the meaning assigned to it in Section 2.3;
“Basic Second Tranche Private Placement Shares” has the meaning assigned to it in Section 2.3;
“Basic Second Tranche Subscription Price” has the meaning assigned to it in Section 2.3;
“B.C. Securities Act” means the Securities Act of the Province of British Columbia;
“beneficial ownership” has the meaning ascribed to such term in Rule 13d-3 promulgated under the U.S. Exchange Act and “beneficially own” shall have a correlative meaning;
“Budget” means a detailed estimate of all costs to be incurred with respect to a Program, including a schedule describing when such costs are expected to be incurred;

“Business Day” means any day upon which banks in Vancouver, British Columbia and London, England are open for business;
“Canadian Hold Period” has the meaning assigned to it in Section 12.5;
“Canadian Securities Laws” means, collectively, the B.C. Securities Act and the applicable securities laws of the other provinces and territories of Canada, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Canadian securities regulatory authorities;
“Canadian securities regulatory authorities” has the meaning assigned to it in National Instrument 14-101 Definitions of the Canadian securities regulatory authorities;
“Confidential Information” means all material information pertaining to the OT Project, the OT Investment Contract Negotiations, the contents of the Ivanhoe Disclosure Letter and all other information, data, knowledge and know-how (including, but not limited to, formulas, patterns, compilations, programs, devices, methods, techniques and processes) disclosed by one party hereunder or any of its Representatives to the other party hereunder or any of its Representatives that derives independent economic value, actual or potential, as a result of not being generally known to, or readily ascertainable by, third parties, and includes all analyses, interpretations, compilations, studies and evaluations to the extent that the same include such information, data, knowledge and know-how generated or prepared by or on behalf of either party but does not include any such information, data, knowledge or know-how that:
(i)	is publicly available at the time of its disclosure under this Agreement; or

(ii)	becomes publicly available following disclosure under this Agreement (other than as a result of disclosure by the receiving party contrary to the terms of this Agreement); or

(iii)	was previously disclosed to or otherwise already lawfully in the possession of the receiving party or any of its Affiliates prior to disclosure under this Agreement (as can be demonstrated by written records or other reasonable evidence) from a third party who is not, to the knowledge of the receiving party after due enquiry, under an obligation of confidentiality to the other party to this Agreement in relation to such information, data, knowledge or know-how; or

(iv)	following disclosure under this Agreement, becomes available to the receiving party or any of its Affiliates (as can be demonstrated by written records or other reasonable evidence) from a third party who is not, to the knowledge of the receiving party after due enquiry, under an obligation of confidentiality to the other party to this Agreement in relation to such information, data, knowledge or know-how; or

(v)	is independently developed by or on behalf of the receiving party or any of its Affiliates without reference to information, data, knowledge and know-how previously disclosed under this Agreement;

“Constating Documents” means the charter, the memorandum, the articles of association, the articles of incorporation, the articles of continuance, the articles of amalgamation, the by-laws or any other instrument pursuant to which an entity is created, incorporated, continued, amalgamated or otherwise established, as the case may be, and/or which governs in whole or in part such entity’s affairs, together with any amendments thereto;
“Control” used as a verb means, with respect to a body corporate, the right in all circumstances, directly or indirectly, to exercise a majority of the votes which may be cast at a general meeting of the shareholders of the body corporate or the right to elect or appoint, directly or indirectly, a majority of the directors of the body corporate and, when used with respect to any other person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and “Control” used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers;
“Development Operations” means all Operations involving the preparation for the removal and recovery of ores, minerals and mineral resources from the OT Project property, including construction and installation of all mining facilities and any other improvements and related infrastructure, wheresoever situated, to be used for the mining, handling, transportation, milling, processing, or other beneficiation of ores, minerals and mineral resources;
“Designated Purchaser” has the meaning assigned to it in Section 6.5;
“Dilutive Ivanhoe Shares” has the meaning assigned to it in Section 5.1;
“Eligible Institutional Investor” means:
(i)	a bank, loan corporation, trust company, insurance company, credit union or other entity that is predominantly engaged in financial services activities, that is supervised and regulated under Applicable Laws in respect of such activities in its jurisdiction of domicile and that is not Controlled by any person who is not an Eligible Institutional Investor;

(ii)	a pension fund that is supervised and regulated as such under Applicable Laws in its jurisdiction of domicile and that is not Controlled by any person who is not an Eligible Institutional Investor;

(iii)	a mutual fund (as that term is defined under Canadian Securities Laws) or an entity, wheresoever domiciled, that is substantially similar to a mutual fund, that is supervised and regulated as such under Applicable Laws in its jurisdiction of domicile and that is not Controlled by any person who is not an Eligible Institutional Investor; or

(iv)	an investment manager who is registered or licensed to provide investment counselling, portfolio management or similar advisory services in respect of securities or exempt from the requirement to be so registered or licensed, under the Applicable Laws of its jurisdiction of domicile and who, in relation to the securities it manages, exercises discretion to vote, acquire or dispose of such securities without the express consent of the beneficial owner, subject to applicable legal requirements, general investment policies, guidelines, objectives or restrictions;
who has, for the purposes of Section 6.2 or Section 6.5, as the case may be, certified in writing that it is purchasing Ivanhoe Shares for investment only and not with a view to resale or distribution and not as part of, or in contemplation or support of, an Ivanhoe Control Transaction;
“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, covenant, condition, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge or any title defect of whatever kind of nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise);
“Equity Investment” means the First Tranche Private Placement and the Second Tranche Private Placement;
“Equity Investment Securities” has the meaning assigned to it in Section 2.13;
“Exchange Approval” means the written approval, or the written acceptance of Ivanhoe’s notice, of the proposed issuance to Rio Tinto of any Ivanhoe Shares or Ivanhoe Convertible Securities at any time and from time to time pursuant to the terms of this Agreement given, to the extent required, by each of the TSX, NYSE and NASDAQ;
“Exempt Ivanhoe Share Transaction” has the meaning assigned to it in Section 5.7;
“Existing Licenses” means, collectively, those mining licenses, the license numbers and coordinates of which are listed in Schedule “E”, relating to the OT Project issued by the Mineral Resources and Petroleum Authority of Mongolia;
“Expansion or Modification Operations” means all Operations involving (i) a material increase in mining or production capacity; (ii) a material change in the recovery process; or (iii) a material change in waste or tailings disposal methods and, for the purposes of this definition, an increase or change shall be deemed “material” if it is anticipated to cost more than twenty per cent (20%) of the original capital costs attributable to the development of the mining or production capacity, recovery process or waste or tailings disposal facility to be expanded or modified;
“Feasibility Study Operations” means all Operations involving comprehensive studies of the OT Project in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail such that such studies could reasonably serve as the basis for a final decision by a financial institution to finance the development of the OT Project for mineral production;
“financially literate” has the meaning assigned to it in Multilateral Instrument 52-110 Audit Committees of the Canadian securities regulatory authorities, as amended;

“First Closing” means the issuance by Ivanhoe to Rio Tinto of those Equity Investment Securities to be issued pursuant to the First Tranche Private Placement and the payment by Rio Tinto to Ivanhoe of the First Tranche Subscription Price and all of the other acts, procedures and deliveries necessary in order to complete and implement the First Tranche Private Placement and all of the other transactions contemplated by this Agreement that are to take effect on the First Closing Date;
“First Closing Date” has the meaning assigned to it in Section 2.2;
“First Closing Deadline” means the forty-fifth (45th) day following the date of this Agreement or such later date as the parties to this Agreement may agree in writing;
“First Tranche Private Placement” has the meaning assigned to it in Section 2.1;
“First Tranche Private Placement Shares” has the meaning assigned to it in Section 2.1;
“First Tranche Subscription Price” has the meaning assigned to it in Section 2.1;
“Governmental Authority” means any national, central, federal, provincial, state, municipal, county or other government or regional authority, whether executive, legislative or judicial, and includes any ministry, department, commission, bureau, board, administrative or other agency or regulatory body or instrumentality thereof;
“Independent Ivanhoe Director” means, in respect of Ivanhoe, a director who is independent within the meaning of Multilateral Instrument 52-110 Audit Committees of the Canadian securities regulatory authorities, as amended and who meets the equivalent independence criteria prescribed under U.S. Securities Laws and the listing or marketplace rules of the NYSE and NASDAQ, to the extent applicable to Ivanhoe;
“Ivanhoe Change of Control” means any person, or group of persons acting jointly or in concert, acquiring beneficial ownership of more than fifty per cent (50%) of the outstanding Ivanhoe Shares;
“Ivanhoe Continuous Disclosure Documents” means, at any time, the following continuous disclosure documents filed by Ivanhoe (a) pursuant to National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities, as amended and (b) with the United States Securities and Exchange Commission:
(i)	Ivanhoe’s then most recently filed annual information form;

(ii)	Ivanhoe’s then most recently filed audited annual consolidated comparative financial statements, together with the notes thereto and the auditors’ report thereon and including management’s discussion and analysis of financial condition and results of operations for the periods reported upon;

(iii)	Ivanhoe’s unaudited interim comparative consolidated financial statements, including management’s discussion and analysis of financial condition and results of operations for periods to which such financial statements relate, filed since the end of the financial year of Ivanhoe to which Ivanhoe’s then most recently filed audited annual consolidated comparative financial statements relate;
(iv)	all management proxy circulars filed by Ivanhoe during the twelve (12) months preceding such time;

(v)	all material change reports filed by Ivanhoe during the twelve (12) months preceding such time; and

(vi)	Ivanhoe’s then most recently filed annual report on Form 40-F;
“Ivanhoe Control Transaction” means a transaction which would result, if consummated, in an Ivanhoe Change of Control;
“Ivanhoe Convertible Securities” means securities of Ivanhoe which are convertible into, exchangeable for or exercisable to acquire Ivanhoe Shares;
“Ivanhoe Disclosure Letter” means the letter to be delivered by Ivanhoe to Rio Tinto upon the execution of this Agreement in connection with the representations and warranties of Ivanhoe in Part 12 of this Agreement;
“Ivanhoe Meeting” has the meaning assigned to it in Section 3.5;
“Ivanhoe Share” means a common share without par value in the capital of Ivanhoe, as presently constituted;
“Ivanhoe Shareholder Approval” means approval by a majority of the votes cast by holders of Ivanhoe Shares present at the Ivanhoe Meeting in person or by proxy;
“Ivanhoe Shareholder Approval Date” means the date upon which Ivanhoe obtains Ivanhoe Shareholder Approval for the Ivanhoe Shareholder Approval Matter;
“Ivanhoe Shareholder Approval Matter” has the meaning assigned to it in Section 3.5;
“Manager” has the meaning assigned to it in Section 8.3;
“managing party” has the meaning assigned to it in Section 8.18;
“Material Subsidiary” means, collectively, the OT Subsidiary and each other Subsidiary of Ivanhoe through which Ivanhoe beneficially owns, directly or indirectly, any interest in the OT Subsidiary, the OT Project or any mineral resource situated in Mongolia;
“Mining Operations” means all Operations involving the mining, extracting, producing, beneficiating, handling, milling or other processing of ores, minerals and mineral resources from the OT Project;
“Myanmar Assets” means (i) Ivanhoe’s indirect fifty per cent (50%) interest in the Monywa Copper Project, a joint venture between Ivanhoe’s wholly owned Subsidiary, Ivanhoe

Myanmar Holdings Ltd., and Mining Enterprise No. 1, an entity wholly-owned by the Government of the Union of Myanmar, and (ii) any other rights, interests or investments held, directly or indirectly, by Ivanhoe in the Union of Myanmar;
“NASDAQ” means the NASDAQ Stock Market;
“non-managing party” has the meaning assigned to it in Section 8.18;
“Notice” has the meaning assigned to it in Section 18.1;
“NYSE” means the New York Stock Exchange;
“Official” means any officer of a political party or candidate for political office or any officer or employee of a Governmental Authority or of a public international organization;
“Operations” means all material activities undertaken by Ivanhoe or any of its Subsidiaries on the OT Project property or elsewhere in furtherance of the development, operation and management of the OT Project, including Development Operations, Pre-Feasibility Study Operations, Feasibility Study Operations, Mining Operations, Expansion or Modification Operations and Project Financing Operations but does not include the acquisition by Ivanhoe or any Subsidiary of Ivanhoe of:
(i)	any securities that are listed or quoted on any stock exchange or securities market or traded on any over-the-counter market; or

(ii)	any securities owned, directly or indirectly, by an issuer whose securities are listed or quoted on any stock exchange or securities market or traded on any over-the-counter market;
“Ordinary Dilutive Issuance” has the meaning assigned to it in Section 5.2;
“OT Closing Period” has the meaning assigned to it in Section 7.1;
“OT Disposal Interest” has the meaning assigned to it in Section 7.1;
“OT Disposal Notice” has the meaning assigned to it in Section 7.1;
“OT Disposal Transaction” has the meaning assigned to it in Section 7.1;
“OT Exercise Period” has the meaning assigned to it in Section 7.1;
“OT Investment Contract” means a legally binding and unconditional investment agreement with the Government of Mongolia pursuant to the Applicable Laws of Mongolia that:
(i)	includes terms granting legal, administrative and tax stability to the stakeholders of the OT Project for a certain period of time and guaranteeing that the legal, administrative and/or tax framework in force in Mongolia when the investment contract is entered into will remain unmodified for the term of the investment contract notwithstanding any modification, either introduced by law or regulations, enacted after the execution of the investment contract; and
(ii)	has, to the extent required by Applicable Law, been approved, ratified, consented to or otherwise authorised by all relevant Governmental Authorities in Mongolia;
“OT Investment Contract Negotiations” has the meaning assigned to it in Section 10.1;
“OT Project” means the Oyu Tolgoi copper and gold mineral development project, and all associated infrastructure wheresoever situated, including:
(i)	those geographical areas in the Omnigov Aimag of Mongolia that are the subject of the Existing Licenses, a map and schedule of co-ordinates of which is attached as Schedule “E”; and

(ii)	all geographical areas situated within a fifty (50) kilometre radius of the outer perimeter of the geographical areas that are the subject of the Existing Licenses in which Ivanhoe or any of its Subsidiaries now holds, or hereafter acquires, an interest of any nature whatsoever;
“OT Right of First Refusal” has the meaning assigned to it in Section 7.1;
“OT Subsidiary” means Ivanhoe Mines Mongolia Inc. LLC, a wholly-owned Subsidiary of Ivanhoe;
“Other Non-Core Assets” means those mineral resource interests and assets held, directly or indirectly, by Ivanhoe, other than the Myanmar Assets and the mineral resource interests and assets situated in, or pertaining to mineral resource interests and assets situated in, Mongolia;
“Placement Offer” has the meaning assigned to it in Section 6.5;
“Placement Offer Notice” has the meaning assigned to it in Section 6.5;
“Placement Offer Period” has the meaning assigned to it in Section 6.5;
“Placement Shares” has the meaning assigned to it in Section 6.5;
“Pre-Feasibility Study Operations” means all Operations involving comprehensive studies of the OT Project in which the mining method, in the case of underground mining, or the pit configuration, in the case of open pit mining, is established, in which an effective method of mineral processing is determined and which include a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient to determine if all or part of a mineral resource may be classified as a mineral reserve;

“Program” means a description in reasonable detail of Operations to be conducted and objectives to be accomplished in respect of the OT Project for any period as determined by the Technical Committee;
“Prohibited Payment” by a person is any offer, gift, payment, promise to pay or authorization of the payment of any money or anything of value, directly or indirectly, to or for the use or benefit of any Official (including to or for the use or benefit of any other person if such person knows, or has reasonable grounds for believing, that the other person would use such offer, gift, payment, promise or authorization of payment for the benefit of any such Official), for the purpose of influencing any act or decision or omission of any Official in order to obtain, retain or direct business to, or to secure any improper benefit or advantage for, the person, its Affiliates or any other person; provided that any such offer, gift, payment, promise or authorization of payment shall not be considered a Prohibited Payment if, in such person’s reasonable opinion, it is lawful under Applicable Law which for these purposes includes the laws of Canada, the United States and England;
“Project Financing Operations” means all Operations involving any financing approved by the Technical Committee for the purpose of placing the OT Project into commercial production;
“Proportionate Number of Directors” has the meaning assigned to it in Section 4.1;
“Quarterly Anti-Dilution Offer Notice” has the meaning assigned to it in Section 5.2;
“Registration Rights Agreement” has the meaning assigned to it in Section 2.11;
“Regulation S” means Regulation S under the U.S. Securities Act;
“Representatives” means, in relation to a party to this Agreement, its Affiliates and its and their respective directors, officers, employees and professional advisers;
“Rio Tinto Group” means Rio Tinto plc (incorporated in England), Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation wherever situated in which Rio Tinto plc and/or Rio Tinto Limited owns or Controls, directly or indirectly, more than 50 per cent of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the corporation;
“Rio Tinto Representative” has the meaning assigned to it in Section 4.1;
“Second Closing” means the issuance by Ivanhoe to Rio Tinto of those Equity Investment Securities to be issued pursuant to the Second Tranche Private Placement and the payment by Rio Tinto to Ivanhoe of the Second Tranche Subscription Price and all of the other acts, procedures and deliveries necessary in order to complete and implement the Second Tranche Private Placement and all of the other transactions contemplated by this Agreement that are to take effect on the Second Closing Date;
“Second Closing Date” has the meaning assigned to it in Section 2.8;

“Second Tranche Private Placement” means the Basic Second Tranche Private Placement and, if, but only if, Rio Tinto exercises the Top Up Option, the Top Up Private Placement;
“Second Tranche Private Placement Shares” means the Basic Second Tranche Private Placement Shares and, if, but only if, Rio Tinto exercises the Top Up Option, the Top Up Private Placement Shares which Rio Tinto has by Notice elected to purchase under the Top Up Option;
“Second Tranche Subscription Price” means the Basic Second Tranche Subscription Price and, if, but only if, Rio Tinto exercises the Top Up Option, the Top Up Subscription Price;
“Securities Laws” means, collectively, Canadian Securities Laws, U.S. Securities Laws and all other Applicable Laws regulating trading in securities;
“Series A Warrants” has the meaning assigned to it in Section 2.1;
“Series B Warrants” has the meaning assigned to it in Section 2.1;
“Series A Warrant Certificate” means an instrument substantially in the form attached hereto as Schedule “A”;
“Series B Warrant Certificate” means an instrument substantially in the form attached hereto as Schedule “B”;
“Shareholders’ Agreement” means a shareholders’ agreement dated as of the date hereof between Rio Tinto and Robert M. Friedland providing for the matters described in Section 2.12;
“Special Anti-Dilution Offer Notice” has the meaning assigned to it in Section 5.3;
“Special Approval Matters” has the meaning assigned to it in Section 8.7;
“Special Dilutive Issuance” has the meaning assigned to it in Section 5.3;
“Specified Activity” means, in respect of Ivanhoe and, except as specifically contemplated or permitted by the terms of this Agreement, any actions by a member of the Rio Tinto Group to:
(i)	make a takeover bid or a tender offer or participate as a bidder in any takeover bid or tender offer for any or all issued and outstanding Ivanhoe Shares or Ivanhoe Convertible Securities;

(ii)	otherwise acquire, directly or indirectly, any Ivanhoe Shares or Ivanhoe Convertible Securities or any rights or options to acquire any Ivanhoe Shares or Ivanhoe Convertible Securities;

(iii)	propose any merger, statutory arrangement or business combination between Ivanhoe and any member of the Rio Tinto Group;

(iv)	make any solicitation of proxies to vote any Ivanhoe Shares; or

(v)	form, join or in any way participate in a “group” within the meaning of Section 13(d)(3) of the U.S. Exchange Act with respect to any of the foregoing;
“Subsidiary” means, in respect of a party to this Agreement, a person that is Controlled by such party;
“Technical Committee” has the meaning assigned to it in Section 8.1;
“Technical Committee Chair” has the meaning assigned to it in Section 8.3;
“Top Up Option” has the meaning assigned to it in Section 2.4;
“Top Up Private Placement” has the meaning assigned to it in Section 2.5;
“Top Up Private Placement Shares” has the meaning assigned to it in Section 2.4;
“Top Up Share Price” has the meaning assigned to it in Section 2.5;
“Top Up Subscription Price” has the meaning assigned to it in Section 2.5;
“Transfer” has the meaning assigned to it in Section 6.4;
“TSX” means the Toronto Stock Exchange;
“United States” has the meaning ascribed it in Regulation S;
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“U.S. Person” has the meaning ascribed it in Regulation S;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended;
“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act, the securities laws of the states of the United States, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the United States Securities and Exchange Commission;
“Warrant Determination Date” means the earlier of:
(i)	the Approved OT Investment Contract Date; or

(ii)	the third (3rd) anniversary of the First Closing Date; and
     “Warrant Subscription Price” has the meaning assigned to it in Section 2.1.

Interpretation
1.2	For the purposes of this Agreement, except as otherwise expressly provided:
(a)	“this Agreement” means this agreement, including the schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)	all references in this Agreement to a designated “Part”, “Section”, “Subsection” or other subdivision or to a schedule are references to the designated part, section, subsection or other subdivision of, or schedule to, this Agreement;

(c)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular part, section, subsection or other subdivision or schedule unless the context or subject matter otherwise requires;

(d)	the division of this Agreement into parts, sections and other portions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)	unless otherwise provided herein, all references to currency in this Agreement are to lawful money of the United States of America and, for greater certainty, “$” means United States dollars;

(f)	a reference in this Agreement to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;

(g)	the singular of any term includes the plural, and vice versa, and words importing any gender include all genders, and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

(h)	words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures, Governmental Authorities and other entities;

(i)	in the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day; and

(j)	all references to “approval”, “authorization” or “consent” in this Agreement mean written approval, authorization or consent.

Schedules
1.3	Attached to and forming part of this Agreement are the following Schedules:
Schedule “A” — Form of Series A Warrant Certificate
Schedule “B” — Form of Series B Warrant Certificate
Schedule “C” — Form of Registration Rights Agreement
Schedule “D” — Agreed Terms for Disposition of Myanmar Assets
Schedule “E” — Existing Licenses, OT Project Map and Co-ordinates
PART 2
EQUITY INVESTMENT
First Tranche Private Placement
2.1	Subject to the terms and conditions of this Agreement, on the First Closing Date,
(a)	Rio Tinto will subscribe for and purchase from Ivanhoe, and Ivanhoe will issue and sell to Rio Tinto, thirty seven million, eighty nine thousand, eight hundred and eighty three (37,089,883) Ivanhoe Shares (the “First Tranche Private Placement Shares”) at an issue price per First Tranche Private Placement Share of eight dollars and eighteen cents ($8.18) for an aggregate subscription price (the “First Tranche Subscription Price”) of three hundred and three million, three hundred and ninety five thousand, two hundred and forty two dollars and ninety four cents ($303,395,242.94) in cash ; and

(b)	immediately after the issue of the First Tranche Private Placement Shares, Rio Tinto will subscribe for and purchase from Ivanhoe, and Ivanhoe will issue and sell to Rio Tinto:
(iii)	share purchase warrants (the “Series A Warrants”) exercisable, subject to Section 3.5, to purchase an additional forty six million, twenty six thousand, five hundred and twenty two (46,026,522) Ivanhoe Shares in accordance with the terms described in Section 3.1; and

(iv)	share purchase warrants (the “Series B Warrants”) exercisable, subject to Section 3.5, to purchase an additional forty six million, twenty six thousand, five hundred and twenty two (46,026,522) Ivanhoe Shares in accordance with the terms described in Section 3.2, for an aggregate subscription price (the “Warrant Subscription Price”) of one thousand dollars ($1,000) in cash,
(collectively, the “First Tranche Private Placement”).

First Closing Date
2.2 Subject to the terms and conditions of this Agreement, the First Tranche Private Placement will be completed and closed on the date (the “First Closing Date”) which is the fifth (5th) Business Day following Exchange Approval for the issuance of the Equity Investment Securities and any Ivanhoe Shares to be issued pursuant to the exercise the Series A Warrants and the Series B Warrants or such later date as the parties to this Agreement may agree in writing.
Second Tranche Private Placement
2.3 Subject to the terms and conditions of this Agreement, on the Second Closing Date, Rio Tinto will subscribe for and purchase from Ivanhoe, and Ivanhoe will issue and sell to Rio Tinto, (the “Basic Second Tranche Private Placement”) forty six million, three hundred and four thousand, four hundred and seventy three (46,304,473) Ivanhoe Shares (the “Basic Second Tranche Private Placement Shares”) at an issue price per Basic Second Tranche Private Placement Share of eight dollars and thirty eight cents ($8.38) for an aggregate subscription price (the “Basic Second Tranche Subscription Price”) of three hundred and eighty eight million, thirty one thousand, four hundred and eighty three dollars and seventy four cents ($388,031,483.74) in cash.
Top Up Option
2.4 For as long as Rio Tinto has the right to complete the Basic Second Tranche Private Placement, Rio Tinto will also have the option (the “Top Up Option”) exercisable by Notice to Ivanhoe given:
(a)	within fifteen (15) Business Days of the Approved OT Investment Contract Date; or

(b)	if Rio Tinto gives Notice to Ivanhoe that Rio Tinto is making the election contemplated by Section 2.9, as of the date of the Notice given pursuant to Section 2.9;
to purchase up to that number of additional Ivanhoe Shares, if any (the “Top Up Private Placement Shares”) which, when aggregated with the Basic Second Tranche Private Placement Shares, represent upon issuance, nine and ninety five-hundredths per cent (9.95%) of the total number of Ivanhoe Shares then issued and outstanding, at an issue price per Top Up Private Placement Share equal to the Top Up Share Price.
Top Up Share Price
2.5	The issue price per Top Up Private Placement Share (the “Top Up Share Price”) will be:
(a)	if, during the period commencing on the First Closing Date and ending on the date that Rio Tinto gives Notice pursuant to Section 2.4, Rio Tinto fully exercises its rights under Part 5 in respect of each issuance of Dilutive Ivanhoe Shares, an amount equal to the lesser of,
(i)	eight dollars and thirty eight cents ($8.38), or

(ii)	the closing market price of Ivanhoe Shares on the TSX on the date of the Notice given by Rio Tinto to Ivanhoe pursuant to Section 2.4; or
(b)	in all other circumstances, eight dollars and thirty eight cents ($8.38);
for an aggregate subscription price (the “Top Up Subscription Price”) in cash equal to the product obtained by multiplying the total number of Top Up Private Placement Shares which Rio Tinto has by Notice elected to purchase under the Top Up Option by the Top Up Share Price. Subject to the terms and conditions of this Agreement, on the Second Closing Date, Rio Tinto will subscribe for and purchase from Ivanhoe, and Ivanhoe will issue and sell to Rio Tinto, the total number of Top Up Private Placement Shares which Rio Tinto has by Notice elected to purchase under the Top Up Option in accordance with the terms thereof (the “Top Up Private Placement”).
Adjustments for Corporate Events
2.6	If an Adjustment Event occurs:
(a)	in the case of the First Tranche Private Placement, during the period commencing on the date hereof and ending on the First Closing Date,
(i)	the number of First Tranche Private Placement Shares to be issued to Rio Tinto on the First Closing Date and the issue price per First Tranche Private Placement Share; and

(ii)	the number of Series A Warrants and Series B Warrants to be issued to Rio Tinto on the First Closing Date and the exercise price of the Series A Warrants and the Series B Warrants;
(b)	in the case of the Second Tranche Private Placement, during the period commencing on the date hereof and ending on the Second Closing Date, the number of Basic Second Tranche Private Placement Shares to be issued to Rio Tinto on the Second Closing Date and the issue price per Second Tranche Private Placement Share;

(c)	at any time when Rio Tinto is entitled to exercise its pre-emptive rights pursuant to Part 5, during the period commencing on the date that Rio Tinto becomes entitled to exercise its rights under Section 5.2 or Section 5.3, as the case may be, and ending upon the date that Rio Tinto exercises such rights or allows them to lapse, whichever is earlier, the number of Anti-Dilution Ivanhoe Shares and Anti-Dilution Warrants, if any (provided that the Anti-Dilution Notice given to Rio Tinto does not reflect an appropriate adjustment in respect of the Adjustment Event) and the issue price per Anti-Dilution Ivanhoe Share;

(d)	at any time after the First Tranche Private Placement, the number of First Tranche Private Placement Shares referred to in Sections 7.2 and 8.2; or

(e)	at any time after the Second Tranche Private Placement, the number of Basic Second Tranche Private Placement Shares referred to in Sections 7.2 and 8.2,

will be adjusted in accordance with Section 2.7.
Procedure for Adjustments
2.7	Any adjustment required in any of the circumstances described in Section 2.6 with respect to:
(a)	unissued Ivanhoe Shares will be effected by adjusting the number of Ivanhoe Shares, and the price per share at which, Rio Tinto would have been entitled to purchase such Ivanhoe Shares prior to the Adjustment Event (the “Original Issuance Terms”) to the number of Ivanhoe Shares, and the price per share at which, Rio Tinto would have been entitled to purchase such Ivanhoe Shares if Rio Tinto:
(i)	had been the holder of a share purchase warrant having the Original Issuance Terms but otherwise having the terms set out in the Series A Warrant Certificate; and

(ii)	was entitled to fully exercise such share purchase warrant after the Adjustment Event;
(b)	unissued Series A Warrants, Series B Warrants or Anti-Dilution Warrants will be effected by adjusting the number of Series A Warrants, Series B Warrants or Anti-Dilution Warrants, as the case may be, that Rio Tinto would have been entitled to acquire, and the exercise price of such Series A Warrants, Series B Warrants or Anti-Dilution Warrants, as the case may be, prior to the Adjustment Event, to:
(i)	that number of Series A Warrants, Series B Warrants or Anti-Dilution Warrants, as the case may be, equal to the maximum number of Ivanhoe Shares that such Series A Warrants, Series B Warrants or Anti-Dilution Warrants would be exercisable to acquire after the Adjustment Event; and

(ii)	the exercise price per Ivanhoe Share at which such Series A Warrants, Series B Warrants or Anti-Dilution Warrants would be exercisable after the Adjustment Event;
had such Series A Warrants, Series B Warrants or Anti-Dilution Warrants, as the case may be, been issued and outstanding prior to the Adjustment Event; and

(c)	issued First Tranche Private Placement Shares or Basic Second Tranche Private Placement Shares referred to in Sections 7.2 and 8.2 will be effected by adjusting the number of First Tranche Private Placement Shares or Basic Second Tranche Private Placement Shares, as the case may be, referred to in Sections 7.2 and 8.2 prior to the Adjustment Event to a number of First Tranche Private Placement Shares or Basic Second Tranche Private Placement Shares, as the case may be, that gives effect to the Adjustment Event.
If the application of the adjustment provisions in this Section 2.7 results in any adjustment that is inequitable to either party, the parties will endeavour to agree upon a basis for an alternative adjustment mechanism that is equitable to both parties and, in the case of paragraphs (a) and (b) above, results in Rio Tinto receiving a number of Ivanhoe securities for consideration that is equivalent to what Rio Tinto would have received, and for the consideration it would have paid, had the Adjustment Event not occurred. If at any time a dispute arises with respect to any such adjustment and the parties are unable to resolve the dispute through negotiation, such dispute will be resolved in the manner provided in the Series A Warrant Certificate.
Second Closing Date
2.8 Subject to the terms and conditions of this Agreement, the Second Tranche Private Placement will be completed and closed on the date (the “Second Closing Date”) which is the earlier of:
(a)	the twentieth (20th) Business Day following the Approved OT Investment Contract Date; or

(b)	the tenth (10th) Business Day following the date upon which Rio Tinto gives Notice to Ivanhoe that Rio Tinto is making the election contemplated by Section 2.9, or such later date as the parties to this Agreement may agree in writing. Ivanhoe will promptly give Notice to Rio Tinto by fax once it has entered into an Approved OT Investment Contract.
Acceleration of Second Tranche Private Placement
2.9 Rio Tinto may, in its sole discretion, at any time prior to the date which is the earlier of:
(a)	the Approved OT Investment Contract Date; or

(b)	the third (3rd) anniversary of the First Closing Date;
give Notice to Ivanhoe that Rio Tinto is electing to complete the Second Tranche Private Placement in the absence of an Approved OT Investment Contract.
Termination of Rio Tinto’s Obligation to Complete Second Tranche Private Placement
2.10 Rio Tinto’s obligation (but not its right) to complete the Second Tranche Private Placement will terminate if Ivanhoe Shareholder Approval for the Ivanhoe Shareholder Approval Matter is not obtained within sixty (60) days of the First Closing Date.
Registration Rights Agreement
2.11 On or before the First Closing Date, Ivanhoe and Rio Tinto will enter into a registration rights agreement in substantially the form attached hereto as Schedule “C” (the “Registration Rights Agreement”).
Shareholders Agreement
2.12 The parties acknowledge that Rio Tinto has entered into a Shareholders’ Agreement with Robert M. Friedland providing for:

(a)	a covenant by Robert M. Friedland to vote all of the Ivanhoe Shares he beneficially owns, directly or indirectly, at the Ivanhoe Meeting in favour of the Ivanhoe Shareholder Approval Matter;

(b)	a covenant by Robert M. Friedland to refrain from disposing of any Ivanhoe Shares that Robert M. Friedland beneficially owns, directly or indirectly, on or before the First Closing Date; and

(c)	the grant by Robert M. Friedland to Rio Tinto of a right of first refusal to purchase any Ivanhoe Shares that Robert M. Friedland beneficially owns, directly or indirectly, that he or any of his Affiliates intends to sell or otherwise dispose of during the period commencing on the First Closing Date and ending on the fifth (5th) anniversary of the First Closing Date.
Rio Tinto’s obligation to complete the First Tranche Private Placement will be subject to the Shareholders’ Agreement remaining in full force and effect on the First Closing Date.
Exchange Approval
2.13 Rio Tinto’s obligations to purchase, and Ivanhoe’s obligation to issue and sell, the Ivanhoe Shares and the Series A Warrants and Series B Warrants representing the Equity Investment (collectively, the “Equity Investment Securities”) is subject to Exchange Approval for the issuance of the Equity Investment Securities, any Ivanhoe Shares to be issued pursuant to the exercise of the Series A Warrants and the Series B Warrants, the Top Up Option and the Top Up Private Placement Shares that (i) is not conditional on the approval of the holders of the Ivanhoe Shares on any matter except Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants and (ii) does not exclude the vote of any of the Ivanhoe Shares beneficially owned, directly or indirectly, by Robert M. Friedland. Ivanhoe covenants and agrees to promptly apply for, and use its best efforts to expeditiously obtain, Exchange Approval for the issuance of the Equity Investment Securities, any Ivanhoe Shares to be issued pursuant to the exercise of the Series A Warrants and the Series B Warrants, the Anti-Dilution Securities, the Top Up Option and the Top Up Private Placement Shares, provided that if Exchange Approval is not obtained for the issuance of the Anti-Dilution Securities, Ivanhoe may not issue any Dilutive Ivanhoe Shares or Ivanhoe Convertible Securities (other than Ivanhoe Convertible Securities issued pursuant to an Exempt Ivanhoe Share Transaction) at any time during which Rio Tinto is entitled to rights under Part 5 if Ivanhoe is unable to obtain, prior to issuance of such Dilutive Ivanhoe Shares or Ivanhoe Convertible Securities, as the case may be, the written approval, or the written acceptance of Ivanhoe’s notice, of the proposed issuance to Rio Tinto of the Anti-Dilution Securities related thereto given, to the extent required, by each of the TSX, NYSE and NASDAQ. Ivanhoe will promptly give Notice to Rio Tinto by fax once it has obtained any such Exchange Approval and/or if any such Exchange Approval is not required and/or not obtained.
Use of Proceeds
2.14 Ivanhoe covenants and agrees that it will use not less than ninety per cent (90%) of the proceeds from the sale of the Ivanhoe Shares hereunder and from the exercise of the Series A Warrants and Series B Warrants to fund expenditures in respect of Operations.

Second Closing Force Majeure
2.15 Without prejudice to Rio Tinto’s rights to terminate the Second Tranche Private Placement, the obligations of Rio Tinto to complete the Second Tranche Private Placement will be suspended, and Rio Tinto’s rights under this Agreement will be preserved, for the period that Ivanhoe is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control from completing the Second Tranche Private Placement. Ivanhoe will promptly give Notice to Rio Tinto if it is so prevented from completing the Second Tranche Private Placement, stating therein the reasons therefor, and the expected duration thereof. Ivanhoe will resume performance as soon as reasonably possible.
PART 3
THE WARRANTS
Series A Warrants
3.1 Subject to adjustment in accordance with the terms of the Series A Warrant Certificate, each Series A Warrant will be exercisable to purchase one (1) Ivanhoe Share at a price of:
(a)	eight dollars and thirty eight cents ($8.38) during the period commencing on the Ivanhoe Shareholder Approval Date and ending on the one hundred and eightieth (180th) day after the Warrant Determination Date; and

(b)	eight dollars and fifty four cents ($8.54) during the period commencing on the one hundred and eighty first (181st) day after the Warrant Determination Date and ending on the three hundred and sixty-fifth (365th) day after the Warrant Determination Date.
The Series A Warrants will automatically terminate if Rio Tinto’s right to exercise the Series A Warrants does not receive Ivanhoe Shareholder Approval at the Ivanhoe Meeting. Subject to the foregoing, any Series A Warrants that remain unexercised after the three hundred and sixty-fifth (365th) day following the Warrant Determination Date will immediately expire and be null and void. The terms and attributes of the Series A Warrants are described in the Series A Warrant Certificate.
Series B Warrants
3.2 Subject to adjustment in accordance with the terms of the Series B Warrant Certificate, each Series B Warrant will be exercisable to purchase one (1) Ivanhoe Share at a price of:
(a)	eight dollars and thirty eight cents ($8.38) during the period commencing on the Ivanhoe Shareholder Approval Date and ending on the one hundred and eightieth (180th) day after the Warrant Determination Date;

(b)	eight dollars and fifty four cents ($8.54) during the period commencing on the one hundred and eighty first (181st) day after the Warrant Determination Date and ending on the three hundred and sixty-fifth (365th) day after the Warrant Determination Date;

(c)	eight dollars and eighty eight cents ($8.88) during the period commencing on the three hundred and sixty-sixth (366th) day after the Warrant Determination Date and ending on the five hundred and forty-fifth (545th) day after the Warrant Determination Date; and

(d)	nine dollars and two cents ($9.02) during the period commencing on the five hundred and forty-sixth (546th) day after the Warrant Determination Date and ending on the seven hundred and twenty-fifth (725th) day after the Warrant Determination Date.
The Series B Warrants will automatically terminate if Rio Tinto’s right to exercise the Series B Warrants does not receive Ivanhoe Shareholder Approval at the Ivanhoe Meeting. Subject to the foregoing, any Series B Warrants that remain unexercised after the seven hundred and twenty-fifth (725th) day following the Warrant Determination Date will immediately expire and be null and void. The terms and attributes of the Series B Warrants are described in the Series B Warrant Certificate.
Transferability of Warrants
3.3 Notwithstanding any other provision of this Agreement, Rio Tinto will have no right to Transfer any of the Series A Warrants or the Series B Warrants other than to any person who is a member of the Rio Tinto Group who covenants and agrees in writing with Ivanhoe to assume all of Rio Tinto’s obligations under this Agreement in respect of the Series A Warrants or the Series B Warrants or any Ivanhoe Shares acquired by it.
Right to Exercise Warrants
3.4 Under no circumstances will any of the Series A Warrants or the Series B Warrants be exercisable unless and until:
(a)	Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants has received Ivanhoe Shareholder Approval; and

(b)	Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants has been approved, to the extent required in the reasonable opinion of Rio Tinto, under the Investment Canada Act (Canada).
Ivanhoe Shareholder Approval
3.5 Ivanhoe covenants and agrees to use its best efforts to convene, within forty five (45) days of, but in any event no later than sixty (60) days after, the date of this Agreement, a special meeting of the holders of Ivanhoe Shares (the “Ivanhoe Meeting”) for the purpose of procuring Ivanhoe Shareholder Approval for Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants (the “Ivanhoe Shareholder Approval Matter”). Ivanhoe covenants and agrees to solicit proxies for the Ivanhoe Meeting in favour of the Ivanhoe Shareholder Approval Matter and, for that purpose, to prepare and mail to holders of Ivanhoe Shares, as soon as reasonably practicable after the date of this Agreement, a management proxy circular in which the Ivanhoe board of directors will make a written recommendation to holders of Ivanhoe Shares to vote such Ivanhoe Shares at the Ivanhoe Meeting in favour of the Ivanhoe Shareholder Approval Matter. Ivanhoe will provide to Rio

Tinto and its counsel the reasonable opportunity to review and provide comments in respect of the Ivanhoe management proxy circular to be prepared and mailed in respect of the Ivanhoe Meeting.
PART 4
BOARD OF DIRECTORS
Board Representation
4.1 From and after the First Closing Date, Rio Tinto will be entitled (but not obliged) to nominate that number of individuals who meet the qualification criteria set out in Section 4.3 (each, a “Rio Tinto Representative”) for appointment or election, from time to time, to the board of directors of Ivanhoe, as a proportion of the board of directors of Ivanhoe (the “Proportionate Number of Directors”), as is equal to the percentage of issued and outstanding Ivanhoe Shares held by Rio Tinto and its Affiliates at that time (disregarding any unissued Ivanhoe Shares underlying any unexercised Series A Warrants or Series B Warrants). Where such calculation results in the Proportionate Number of Directors not being a whole number, such Proportionate Number of Directors shall be rounded up to the nearest whole number where such calculation ends with a figure .5 or greater and shall be rounded down to the nearest whole number where such calculation ends with a figure less than .5. At all times, Rio Tinto shall be entitled to nominate as one of its Rio Tinto Representatives an individual who is not qualified as an Independent Ivanhoe Director. If at any time Rio Tinto is entitled to nominate more than one Rio Tinto Representative, then not less than one half of such Rio Tinto Representatives must qualify as Independent Ivanhoe Directors. At all times, the board of directors of Ivanhoe shall consist of at least ten (10) directors. Where a matter is specified in this Agreement to require the approval of the board of directors of Ivanhoe, the Rio Tinto Representatives shall be entitled to vote for or against such approval.
Appointment or Election of Rio Tinto Representatives
4.2 Rio Tinto may give Notice to Ivanhoe at any time and from time to time identifying the individuals Rio Tinto intends to nominate as its Rio Tinto Representatives, accompanied by evidence satisfactory to Ivanhoe, acting reasonably, that each such individual meets the requirements of Section 4.3. Ivanhoe will, within thirty (30) days following receipt of such Notice, cause the individuals nominated by Rio Tinto as its Rio Tinto Representatives to be elected or appointed to Ivanhoe’s board of directors in any manner permitted by Applicable Law and Ivanhoe’s Constating Documents, provided that if such Notice is received by Ivanhoe after the date upon which Ivanhoe delivers a management proxy circular to its shareholders in respect of a meeting of its shareholders at which directors are to be elected but prior to the date upon which the election of directors at such meeting takes place, Ivanhoe will cause the individuals nominated by Rio Tinto as its Rio Tinto Representatives to be elected or appointed to Ivanhoe’s board of directors within thirty (30) days following the date of such meeting. Unless and until Rio Tinto gives Notice to Ivanhoe, as provided above, nominating new individuals to replace any incumbent Rio Tinto Representatives on Ivanhoe’s board of directors, Ivanhoe will continue to include the incumbent Rio Tinto Representatives among Ivanhoe’s management nominees for election to the board of directors at each meeting of the shareholders of Ivanhoe at which directors are to be elected. If, at any time, Rio Tinto ceases to be entitled to nominate a number of Rio Tinto Representatives equal to the number of incumbent Rio Tinto Representatives, Rio Tinto will promptly procure the resignation of such number of incumbent Rio Tinto Representatives as exceeds Rio Tinto’s entitlement hereunder.

Qualifications and Remuneration of Rio Tinto Representatives
4.3	Each Rio Tinto Representative will be an individual who:
(a)	consents in writing to act as a director of Ivanhoe; and

(b)	is not disqualified from acting as a director of Ivanhoe under Applicable Law (except if such disqualification is based on the residency of such individual).
Ivanhoe will compensate the Rio Tinto Representatives on basis no less favourable than the basis upon which it compensates its incumbent Independent Ivanhoe Directors.
Audit Committee Representation
4.4 For as long as Rio Tinto remains entitled to nominate at least one (1) Rio Tinto Representative to Ivanhoe’s board of directors, Rio Tinto will be entitled to nominate, and Ivanhoe’s board of directors will appoint, a Rio Tinto Representative selected by Rio Tinto to the audit committee of Ivanhoe’s board of directors provided that such Rio Tinto Representative is:
(a)	an Independent Ivanhoe Director; and

(b)	financially literate.
PART 5
PRE-EMPTIVE RIGHTS
Pre-emptive Share Rights
5.1 If, at any time after the First Closing Date, Ivanhoe proposes, or becomes obliged, to issue any Ivanhoe Shares (other than an issuance of Ivanhoe Shares pursuant to an Exempt Ivanhoe Share Transaction) (“Dilutive Ivanhoe Shares”), Ivanhoe will offer, by Anti-Dilution Offer Notice, and Rio Tinto will have the right, exercisable in accordance with the terms of this Part 5, to purchase a number of additional Ivanhoe Shares (the “Anti-Dilution Ivanhoe Shares”) that would result in Rio Tinto and its Affiliates beneficially owning, after the issuance of the Anti-Dilution Ivanhoe Shares to Rio Tinto and the Dilutive Ivanhoe Shares to each of the other persons to whom Ivanhoe issues such Dilutive Ivanhoe Shares, the same percentage of issued and outstanding Ivanhoe Shares that Rio Tinto and its Affiliates beneficially owned immediately before the issuance of the Anti-Dilution Ivanhoe Shares and the Dilutive Ivanhoe Shares.
Quarterly Anti-Dilution Offer Notices
5.2 If, at any time and from time to time, an issuance of Dilutive Ivanhoe Shares is not a Special Dilutive Issuance (an “Ordinary Dilutive Issuance”), Ivanhoe will give Notice to Rio Tinto (a “Quarterly Anti-Dilution Offer Notice”) not later than the earlier of:
(a)	the last day of the calendar quarter in which the Ordinary Dilutive Issuance occurred; or

(b)	the fifth (5th) Business Day following the date upon which an Ivanhoe Control Transaction is publicly announced during such calendar quarter.
Subject to Section 5.4, the Quarterly Anti-Dilution Offer Notice will describe the number, price and payment terms of all Dilutive Ivanhoe Shares issued pursuant to each Ordinary Dilutive Issuance that occurred during the calendar quarter or period then ended and the Anti-Dilution Ivanhoe Shares offered to Rio Tinto. Upon its receipt of a Quarterly Anti-Dilution Offer Notice, Rio Tinto will have the right, for a period of twenty (20) Business Days, to purchase some or all of the Anti-Dilution Ivanhoe Shares described in the Quarterly Anti-Dilution Offer Notice. The payment terms of the Anti-Dilution Ivanhoe Shares offered to Rio Tinto shall be no less favourable than the payment terms of the Dilutive Ivanhoe Shares described in the Quarterly Anti-Dilution Offer Notice.
Special Anti-Dilution Offer Notices
5.3 If, at any time and from time to time, an issuance of Dilutive Ivanhoe Shares (i) results in the aggregate percentage interest of Rio Tinto and its Affiliates in the total number of issued and outstanding Ivanhoe Shares being reduced by more than one per cent (1%) or (ii) is publicly announced or completed at any time on or after the public announcement, but before the completion, of an Ivanhoe Control Transaction (a “Special Dilutive Issuance”), Ivanhoe will give Notice to Rio Tinto (a “Special Anti-Dilution Offer Notice”) as of the date of the public announcement, if any, of the Special Dilutive Issuance or the date upon which the Special Dilutive Issuance occurs, whichever is earlier. Subject to Section 5.4, the Special Anti-Dilution Offer Notice will describe the number, price and payment terms of the Dilutive Ivanhoe Shares issued, or to be issued, pursuant to the Special Dilutive Issuance and the Anti-Dilution Ivanhoe Shares offered to Rio Tinto. Upon its receipt of a Special Anti-Dilution Offer Notice, Rio Tinto will have the right, for a period of twenty (20) Business Days after the date upon which the Special Dilutive Share Issuance occurs, to purchase some or all of the Anti-Dilution Ivanhoe Shares described in the Special Anti-Dilution Offer Notice. The payment terms of the Anti-Dilution Ivanhoe Shares offered to Rio Tinto shall be no less favourable than the payment terms of the Dilutive Ivanhoe Shares described in the Special Anti-Dilution Offer Notice.
Consideration
5.4 If the consideration paid by the persons to whom Ivanhoe issues Dilutive Ivanhoe Shares is:
(a)	cash, the price at which the Anti-Dilution Ivanhoe Shares will be issued to Rio Tinto will be an amount in cash equal to the price for which each such Dilutive Ivanhoe Share was issued; or

(b)	other than cash, the price at which the Anti-Dilution Ivanhoe Shares will be issued to Rio Tinto will be an amount in cash equal to the volume-weighted average price of an Ivanhoe Share on the TSX or such other stock exchange or securities market on which the majority of the trading volume of Ivanhoe Shares occurs during the ten (10) trading days immediately preceding the date of the public announcement of the Ordinary Dilutive Share Issuance or the Special Dilutive Issuance, as the case may be, or the date upon which the Dilutive Ivanhoe Shares are issued, whichever is earlier.

Acceptance
5.5 Rio Tinto may accept Ivanhoe’s offer as to the full number of Anti-Dilution Ivanhoe Shares offered to it or any lesser number, by Notice given to Ivanhoe prior to the expiration of the period of time within which Rio Tinto may exercise its rights in accordance with Section 5.2 or Section 5.3, as the case may be, in which event Ivanhoe will, within ten (10) Business Days thereafter, sell and Rio Tinto will buy, upon the terms specified, the number of Anti-Dilution Ivanhoe Shares agreed to be purchased by Rio Tinto. Rio Tinto’s rights to purchase any Anti-Dilution Ivanhoe Shares offered to it pursuant to an Anti-Dilution Offer Notice will immediately terminate if and when Rio Tinto fails to exercise its rights under this Part 5 to subscribe for and purchase the maximum number of the Anti-Dilution Ivanhoe Shares which it has the right to purchase hereunder and, as a result of the issuance of Dilutive Ivanhoe Shares to persons other than Rio Tinto, Rio Tinto’s percentage holding of the issued and outstanding Ivanhoe Shares is reduced. Notwithstanding the foregoing, a failure by Rio Tinto to fully exercise its rights under this Part 5 in respect of any Ordinary Dilutive Issuance or Special Dilutive Issuance is without prejudice to Rio Tinto’s right to acquire Anti-Dilution Ivanhoe Shares in respect of any subsequent Ordinary Dilutive Issuance or Special Dilutive Issuance.
Pre-emptive Warrant Rights
5.6 If, at any time prior to the exercise or expiry of all of the Series A Warrants and Series B Warrants, Rio Tinto exercises its right to purchase all or part of the Anti-Dilution Ivanhoe Shares to which it is entitled, Rio Tinto will also be entitled to receive, for no additional consideration, a number of additional share purchase warrants (the “Anti-Dilution Ivanhoe Warrants”) that would result in Rio Tinto having the right to acquire, pursuant to the exercise of all outstanding Series A Warrants, Series B Warrants and Anti-Dilution Ivanhoe Warrants, a number of Ivanhoe Shares that, upon issuance, would represent the same percentage of the outstanding Ivanhoe Shares that Rio Tinto would have beneficially owned if all of the then outstanding Series A Warrants, Series B Warrants and Anti-Dilutive Ivanhoe Warrants had been fully exercised immediately before the issuance of the Dilutive Ivanhoe Shares and Anti-Dilution Ivanhoe Shares. Each Anti-Dilution Ivanhoe Warrant will entitle Rio Tinto to purchase one (1) Ivanhoe Share at a price equal to the issue price per share of the Anti-Dilution Ivanhoe Shares. If, when the Anti-Dilution Ivanhoe Warrants are issued, any Series A Warrants remain unexercised and outstanding, that number of the Anti-Dilution Ivanhoe Warrants bearing the same proportion as such outstanding number of Series A Warrants bears to the total number of Series A Warrants and Series B Warrants outstanding will have the same terms and attributes as the Series A Warrants and the remainder of the Anti-Dilution Ivanhoe Warrants will have the same terms and attributes as the Series B Warrants.
Exempt Ivanhoe Share Transactions
5.7 Rio Tinto’s pre-emptive rights under this Part 5 will not apply to any issuance of Ivanhoe Shares or Ivanhoe Convertible Securities pursuant to any of the following transactions (each, an “Exempt Ivanhoe Share Transaction”):
(a)	the award or exercise of any bona fide equity incentive securities or equity compensation securities in favour of directors, officers, employees or service providers of Ivanhoe or any of its Affiliates pursuant to any bona fide equity incentive plan adopted by Ivanhoe and approved by the holders of Ivanhoe Shares from time to time;
(b)	the exercise of any Ivanhoe Convertible Securities outstanding as of the date hereof; or

(c)	any issuance of Ivanhoe Shares or Ivanhoe Convertible Securities made to all holders of Ivanhoe Shares on a pro rata basis.
Termination of Pre-emptive Rights
5.8 If, at any time on or after the fifth (5th) anniversary of the First Closing Date, Rio Tinto and its Affiliates beneficially own, in the aggregate, a number of Ivanhoe Shares representing less than seven and one-half per cent (7.5%) of the total number of Ivanhoe Shares issued and outstanding at such time, Rio Tinto’s rights under this Part 5 will immediately terminate and be of no further force or effect.
Specific Performance and Injunction
5.9 Ivanhoe specifically acknowledges that its obligations under this Part 5 are an integral part of the transactions contemplated by this Agreement. Ivanhoe, therefore, specifically acknowledges and agrees that the breach of any of the terms of this Part 5 by it would cause Rio Tinto irreparable harm which may not be compensable in damages. Ivanhoe further acknowledges and agrees that it is essential to the effective enforcement of this Agreement that Rio Tinto be entitled to equitable remedies including, but not limited to, specific performance and injunction without being required to show irreparable harm. Ivanhoe acknowledges and agrees that the terms of this Agreement are just and reasonable having regard to all the circumstances.
PART 6
IVANHOE SHARE ACQUISITIONS
AND DISPOSITIONS
Standstill Covenant
6.1 Rio Tinto hereby covenants and agrees that, until the fifth (5th) anniversary of the date of this Agreement, the Rio Tinto Group will not, except with the prior approval of Ivanhoe by way of a resolution passed by Ivanhoe’s board of directors acting by simple majority or as provided in Section 6.2 or Section 6.3:
(a)	engage in any Specified Activity;

(b)	prior to having fully exercised all of the Series A Warrants and the Series B Warrants, directly or indirectly acquire, alone or jointly or in concert with any other person, any Ivanhoe Shares or Ivanhoe Convertible Securities (other than the Equity Investment Securities, Anti-Dilution Securities, Ivanhoe Shares acquired pursuant to the exercise of the Series A Warrants and the Series B Warrants, the Top Up Option, the Top Up Private Placement Shares or Ivanhoe Shares or Ivanhoe Convertible

Securities acquired through an issuance made to all holders of Ivanhoe Shares on a pro rata basis) representing, in the aggregate, more than six and sixty five-hundredths per cent (6.65%) of the then issued and outstanding Ivanhoe Shares from time to time; or

(c)	after having fully exercised all of the Series A Warrants and the Series B Warrants, directly or indirectly acquire, alone or jointly or in concert with any other person, any Ivanhoe Shares or Ivanhoe Convertible Securities if, following such acquisition, the Rio Tinto Group and all persons with whom the Rio Tinto Group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under Applicable Law, to beneficially own, or exercise control or direction over, more than forty per cent (40%) of the then issued and outstanding Ivanhoe Shares.
For the purposes of this Section 6.1, the parties to the Shareholders’ Agreement and their respective Affiliates will not be construed to be acting jointly or in concert with one another in exercising their respective rights and performing their respective obligations thereunder.
Exercise of Rights Under Shareholders’ Agreement
6.2 Nothing in Section 6.1 will be construed to restrict Rio Tinto from acquiring any Ivanhoe Shares that Robert M. Friedland beneficially owns, directly or indirectly, pursuant to any rights of first refusal in favour of Rio Tinto arising under the Shareholders’ Agreement by reason of any proposed sale or disposition of Ivanhoe Shares by Robert M. Friedland or any of his Affiliates to any person who is not an Eligible Institutional Investor.
Ivanhoe Control Transaction
6.3 If, at any time and from time to time, a person or persons jointly or in concert (other than the Rio Tinto Group or a person that is not at arm’s length to the Rio Tinto Group), publicly announces its intention to commence an Ivanhoe Control Transaction, or Ivanhoe publicly announces that its board of directors has approved an agreement which contemplates an Ivanhoe Control Transaction, the Rio Tinto Group shall be immediately released from the restrictions of Section 6.1 but only for the limited purpose of giving the Rio Tinto Group a reasonable opportunity to propose to Ivanhoe and/or commence an alternative Ivanhoe Control Transaction. Unless an Ivanhoe Control Transaction results in an Ivanhoe Change of Control within seventy-five (75) days after the Rio Tinto Group is released from the restrictions of Section 6.1 or, after the end of such period, Rio Tinto or any of its Affiliates is actively pursuing an alternative Ivanhoe Control Transaction that was commenced during such period, such restrictions will be deemed to have been re-imposed as of the later of the end of such seventy-five (75) day period and the date that Rio Tinto or any such Affiliate completes or ceases actively pursuing its alternative Ivanhoe Control Transaction, pending their expiry or the public announcement of another Ivanhoe Control Transaction as contemplated above. For the purposes of this Section 6.3:
(a)	Rio Tinto or any of its Affiliates will be deemed to be actively pursuing an alternative Ivanhoe Control Transaction at a particular time if, at that time, Rio Tinto or any such Affiliate has made a “formal bid” (as defined under Canadian Securities Laws) that has not expired (and, for greater certainty, which may be extended), for a sufficient number of Ivanhoe Shares to effect an Ivanhoe Change of Control or Rio Tinto or any such Affiliate is engaged in active negotiations with Ivanhoe with respect to such alternative Ivanhoe Control Transaction; and
(b)	nothing in the Shareholders’ Agreement will be construed as creating a non-arm’s length relationship between the parties to the Shareholders’ Agreement or their respective Affiliates.
Restriction on Disposition of Securities
6.4 Until the first (1st) anniversary of the First Closing Date, Rio Tinto covenants and agrees that the Rio Tinto Group will not, except:
(a)	pursuant to an Ivanhoe Control Transaction; or

(b)	with the prior written consent of Ivanhoe, evidenced by a resolution passed by the Ivanhoe board of directors acting by simple majority; or

(c)	to any person who is a member of the Rio Tinto Group who covenants and agrees in writing with Ivanhoe to assume all of Rio Tinto’s obligations under this Agreement in respect of any Ivanhoe Shares or Ivanhoe Convertible Securities transferred to it;
directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, make any short sale, transfer, assign, gift, enter into any derivative transaction in respect of, or otherwise dispose of, alienate or create any Encumbrance in respect of (or announce any intention to effect the foregoing) (any of the foregoing, a “Transfer”) any Ivanhoe Shares or Ivanhoe Convertible Securities (or any voting rights or other rights attributable thereto) beneficially owned, directly or indirectly, by the Rio Tinto Group, whether now owned or hereafter acquired, or in respect of which the Rio Tinto Group exercises control or direction. Rio Tinto agrees that any purported Transfer of any such Ivanhoe Shares or Ivanhoe Convertible Securities by the Rio Tinto Group contrary to the terms of this Section 6.4 will be null and void and of no legal effect and acknowledges that Ivanhoe will be entitled to refuse to recognize any such purported Transfer.
Placement Rights
6.5 If, at any time after the first (1st) anniversary of the First Closing Date but before the fifth (5th) anniversary of the date hereof, Rio Tinto intends to Transfer a number of Ivanhoe Shares representing five per cent (5%) or more of the total number of Ivanhoe Shares then issued and outstanding (the “Placement Shares”) to any person who is not:
(a)	a member of the Rio Tinto Group who covenants and agrees in writing with Ivanhoe to assume all of Rio Tinto’s obligations under this Agreement in respect of the Placement Shares; or

(b)	an Eligible Institutional Investor;
and the proposed Transfer is not being made pursuant to an Ivanhoe Control Transaction, Rio Tinto will promptly thereafter give to Ivanhoe a Notice (the “Placement Offer Notice”) offering to Ivanhoe the right to arrange for the sale of the Placement Shares to a third party (a “Designated Purchaser”) selected by Ivanhoe in its absolute discretion, specifying the asking price for each such Placement Share and the terms of payment in respect of the proposed sale (the “Placement Offer”). The Placement Offer must be open for acceptance for not less than sixty (60) days (the “Placement Offer Period”). During the Placement Offer Period, Ivanhoe will have the right to arrange for the sale to a Designated Purchaser of all, but not less than all, of the Placement Shares at the price and on the terms indicated in the Placement Offer Notice. Such right may be exercised by Ivanhoe giving Notice to Rio Tinto within the Placement Offer Period advising of Ivanhoe’s intention to arrange for the purchase of the Placement Shares by a Designated Purchaser. The Placement Offer Period will end immediately upon Ivanhoe having given Notice to Rio Tinto that it is waiving its right to arrange for the sale to a Designated Purchaser of the Placement Shares. If Ivanhoe notifies Rio Tinto in accordance with this Section 6.5 of its intention to arrange for the sale to a Designated Purchaser of the Placement Shares, then a binding agreement of purchase and sale will exist between Rio Tinto and Ivanhoe, as agent for the Designated Purchaser with respect to such Placement Shares at and for a cash price equal to that described in the Placement Offer Notice, and on the terms and conditions therein contained, unless, within five (5) Business Days of its receipt of such notice, Rio Tinto, acting reasonably, notifies Ivanhoe that it rejects the sale of shares to the Designated Purchaser. If Ivanhoe fails to so notify Rio Tinto or, provided that Rio Tinto has not rejected the sale of shares to the Designated Purchaser, fails to complete the sale of the Placement Shares to the Designated Purchaser within the Placement Offer Period, then Ivanhoe will be conclusively deemed to have waived its right to arrange for the sale of the Placement Shares under this Section 6.5 and Rio Tinto may, within sixty (60) days after the expiry of the Placement Offer Period sell the Placement Shares at a cash price per Placement Share not less, and on terms and conditions no less favourable to Rio Tinto, than the price per Placement Share and terms and conditions set forth in the Placement Offer Notice. In the event that Rio Tinto does not sell the Placement Shares within the sixty (60) day period referred to above or if the terms of any proposed sale are less favourable to Rio Tinto than those set out in the Placement Offer Notice or if Rio Tinto rejects the sale of shares to the Designated Purchaser, then the provisions of this Section 6.5 will once again apply. Ivanhoe agrees to comply with all Applicable Laws, including applicable Canadian Securities Laws, in connection with the purchase and sale of any Placement Shares.
PART 7
OT PROJECT PARTICIPATION
Right of First Refusal
7.1 Subject to Section 7.2, if, at any time and from time to time after the First Closing Date, Ivanhoe proposes to, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, transfer, assign, gift, otherwise dispose of, alienate or create any Encumbrance in respect of any beneficial or legal ownership interest including, without limitation, any participating interest, carried interest, royalty interest or voting interest, in the OT Project (the “OT Disposal Interest”) to a third party in any transaction other than a transaction contemplated by Section 7.3 (an “OT Disposal Transaction”), Ivanhoe may only effect such OT Disposal Transaction on bona fide arm’s length terms and must give Notice (an “OT Disposal Notice”) to Rio Tinto, identifying the third party offeror and its ultimate beneficial owner(s), if and to the extent reasonably known, and offering the OT Disposal Interest to Rio Tinto on the same (or, as near as is possible, financially equivalent)

terms and conditions upon which Ivanhoe has received an offer from a third party to convey the OT Disposal Interest to such third party. Upon receiving an OT Disposal Notice, Rio Tinto or, at its direction, an Affiliate of Rio Tinto, will have the right (the “OT Right of First Refusal”) to acquire all, but not less than all, of the OT Disposal Interest for the consideration stipulated in the OT Disposal Notice (provided that if all or any part of the consideration offered by the third party is non-monetary, Rio Tinto or, at its direction, an Affiliate of Rio Tinto, may elect to furnish the same non-monetary consideration or to pay to Ivanhoe an amount of money equal to the fair market value, as determined by the parties, acting reasonably, of the non-monetary consideration offered by the third party). If the parties, acting reasonably, are unable to agree upon the fair market value of any such non-monetary consideration, such fair market value will be conclusively determined by an internationally recognized investment bank mutually acceptable to the parties, acting reasonably, and that has not been engaged by either of the parties or their respective Affiliates in any capacity during the preceding twelve (12) months. Rio Tinto or, at its direction, an Affiliate of Rio Tinto, may exercise the OT Right of First Refusal by providing Notice to Ivanhoe within sixty (60) days of receipt by Rio Tinto of the OT Disposal Notice (the “OT Exercise Period”). If Rio Tinto or its Affiliate, as applicable, exercises the OT Right of First Refusal, then a binding agreement of purchase and sale will exist between Rio Tinto or its Affiliate, as applicable, and Ivanhoe with respect to the OT Disposal Interest for the consideration stipulated in the OT Disposal Notice (subject to Rio Tinto’s or its Affiliate’s, as applicable right to pay cash in lieu of any non-monetary consideration as hereinbefore provided), and on the terms and conditions therein contained. If the OT Right of First Refusal is not exercised prior to the expiry of the OT Exercise Period, Ivanhoe will have the right for a period of sixty (60) days following the OT Exercise Period (the “OT Closing Period”) to convey the OT Disposal Interest to the third party from whom it received the offer that was specifically named in the OT Disposal Notice for consideration having a value equal to or higher than the value of the consideration for which Ivanhoe offered the OT Disposal Interest to Rio Tinto and on terms and conditions no less favourable to Ivanhoe than those set out in the OT Disposal Notice. If Ivanhoe does not convey the OT Disposal Interest to such third party by the expiry of the OT Closing Period, such OT Disposal Interest will again become subject to the OT Right of First Refusal. Ivanhoe covenants and agrees that it will not, on or before the First Closing Date, enter into any OT Disposal Transaction that would, after the First Closing Date, require Ivanhoe to deliver an OT Disposal Notice to Rio Tinto.
Condition Precedent
7.2 The OT Right of First Refusal will be inoperative unless, at the time that Ivanhoe proposes to enter into an OT Disposal Transaction, Rio Tinto and its Affiliates beneficially own (disregarding any unissued Ivanhoe Shares underlying any unexercised Series A Warrants or Series B Warrants), in the aggregate, a number of Ivanhoe Shares that is equal to or greater than the aggregate of the First Tranche Private Placement Shares and the Basic Second Tranche Private Placement Shares. Notwithstanding the foregoing, if at any time before Rio Tinto and its Affiliates beneficially own (disregarding any unissued Ivanhoe Shares underlying any unexercised Series A Warrants or Series B Warrants), in the aggregate, a number of Ivanhoe Shares that is equal to or greater than the aggregate of the First Tranche Private Placement Shares and the Basic Second Tranche Private Placement Shares, Ivanhoe, or a Subsidiary of Ivanhoe will not enter into any legally binding commitment with a third party to effect an Ivanhoe Disposal Transaction unless:

(a)	such legally binding commitment is conditional upon the exercise or waiver by Rio Tinto of the OT Right of First Refusal; and

(b)	upon entering into such legally binding commitment, Ivanhoe promptly delivers to Rio Tinto an OT Disposal Notice.
Provided that Rio Tinto gives Notice to Ivanhoe that Rio Tinto is making the election contemplated by Section 2.9 at or before the end of the OT Exercise Period, Rio Tinto will have the right to exercise the OT Right of First Refusal in accordance with the terms of Section 7.1.
Exempt Dispositions
7.3 The disposition of an OT Disposal Interest pursuant to any of the following transactions will be deemed not to be an OT Disposal Transaction to which the OT Right of First Refusal applies:
(a)	any disposition of an OT Disposal Interest by a wholly-owned Subsidiary of Ivanhoe to another wholly-owned Subsidiary of Ivanhoe;

(b)	any disposition or series of dispositions of an OT Disposal Interest to the Government of Mongolia or any entity beneficially owned or Controlled by the Government of Mongolia;

(c)	any disposition or series of dispositions of an OT Disposal Interest to one or more third parties mandated by the Government of Mongolia; or

(d)	an Ivanhoe Control Transaction.
OT Project Participation Discussions
7.4 From and after the date hereof, the parties undertake to consult with one another from time to time with respect to possible opportunities for the Rio Tinto Group to participate in the OT Project on a basis other than, or in addition to, the basis contemplated by this Agreement. Such participation may include, without limitation, a member of the Rio Tinto Group having a direct participating interest in the OT Project. The parties acknowledge that:
(a)	on the date hereof, no member of the Rio Tinto Group is a “related party” of Ivanhoe for the purposes of Canadian Securities Laws;

(b)	as a result of the Equity Investment, the members of the Rio Tinto Group may become “related parties” of Ivanhoe for the purposes of Canadian Securities Laws; and

(c)	unless exempt, material transactions entered into between Ivanhoe and its related parties (other than any transaction entered into between Ivanhoe and Rio Tinto or an Affiliate of Rio Tinto pursuant to Section 7.1) are subject to special rules under Canadian Securities Laws, including requirements for independent valuations and prior approval by disinterested shareholders. The parties further acknowledge that the OT Right of First Refusal has been negotiated by the parties at arm’s length and that any exercise by Rio Tinto or any of its Affiliates of the OT Right of First Refusal at a time when Rio Tinto and such Affiliate is a related party of Ivanhoe would not be subject to special rules under Canadian Securities Laws, including requirements for independent valuations and/or prior approval by disinterested shareholders by reason of the application of Section 5.1(h)(iii) of Ontario Securities Commission Rule 61-501 Insider Bids, Issuer Bids, Business Combination and Related Party Transactions.
The obligations of the parties in this Section 7.4 are limited to discussing possible opportunities for the Rio Tinto Group to participate in the OT Project on a basis other than, or in addition to, the basis contemplated by this Agreement and nothing in this Section 7.4 is intended to create any legally binding obligations on the part of either Ivanhoe or Rio Tinto to participate in any transaction.
Specific Performance and Injunction
7.5 Ivanhoe specifically acknowledges that the right of first refusal contained in Section 7.1 is an integral part of the transactions contemplated by this Agreement. Ivanhoe, therefore, specifically acknowledges and agrees that the breach of any of the terms of Section 7.1 would cause Rio Tinto irreparable harm that may not be compensable in damages. Ivanhoe further acknowledges and agrees that it is essential to the effective enforcement of this Agreement that Rio Tinto be entitled to equitable remedies including, but not limited to specific performance and injunction without being required to show irreparable harm. Having regard to the significant investment being made by Rio Tinto in Ivanhoe, Ivanhoe acknowledges and agrees that the terms of this Agreement are just and reasonable having regard to all the circumstances.
PART 8
TECHNICAL COMMITTEE
Establishment and Purpose
8.1 As of the First Closing Date, Ivanhoe and Rio Tinto will establish a committee (the “Technical Committee”) through which Ivanhoe and Rio Tinto will consult with one another in good faith and use reasonable efforts to reach a consensus with respect to the objectives, procedures, methods and actions to be taken in furtherance of the development, operation and management of the OT Project. Ivanhoe and Rio Tinto will, through the Technical Committee, cooperatively oversee and supervise all Operations in respect of the OT Project and, in particular, but without limitation, will:
(a)	define the roles and responsibilities of the Manager;

(b)	review the conduct of the OT Project by the Manager;

(c)	receive and discuss reports of the Manager;

(d)	give general directions as to the manner in which the Manager is to carry out the OT Project;

(e)	consult with the Manager regarding staffing matters in respect of the OT Project;

(f)	assist the Manager in promoting best practices in matters of health, safety, environment and community relations;

(g)	determine the policies, nature and content of Programs and Budgets for the OT Project;

(h)	consider and approve or reject Programs and Budgets in accordance with the provisions of this Agreement and review and modify any approved Programs and Budgets during their currency;

(i)	review and discuss potential mine optimisation opportunities in respect of the OT Project; and

(j)	have any other functions as are provided in this Agreement.
The parties may, by mutual written agreement, expand, reduce or change the scope of the functions of the Technical Committee hereunder at any time and from time to time.
Composition
8.2 The Technical Committee shall consist of two (2) members appointed by Ivanhoe, two (2) members appointed by Rio Tinto and the Technical Committee Chair. Each of Ivanhoe and Rio Tinto may terminate the appointment of any member appointed by it to the Technical Committee and appoint another person in his or her place. Each of Ivanhoe and Rio Tinto may appoint one or more alternates to act in the absence of one or more of its regular members. Any alternate so acting shall be deemed a member. Appointments by a party (including alternates) may be made or changed by Notice to the other party. Rio Tinto’s right to appoint members and be represented on the Technical Committee will immediately terminate if:
(a)	at any time during the period commencing on the First Closing Date and ending on the earlier of,
(i)	the Second Closing Date, or

(ii)	the third (3rd) anniversary of the First Closing Date,
Rio Tinto and its Affiliates beneficially own (disregarding any unissued Ivanhoe Shares underlying any unexercised Series A Warrants or Series B Warrants), in the aggregate, a number of Ivanhoe Shares that is less than the First Tranche Private Placement Shares; or

(b)	at any time after the earlier of,
(i)	the Second Closing Date, or

(ii)	the third (3rd) anniversary of the First Closing Date,

Rio Tinto and its Affiliates beneficially own (disregarding any unissued Ivanhoe Shares underlying any unexercised Series A Warrants or Series B Warrants), in the aggregate, a number of Ivanhoe Shares that is less than the aggregate of the First Tranche Private Placement Shares and the Basic Second Tranche Private Placement Shares.
Technical Committee Chair
8.3 The Technical Committee will be chaired by an individual (the “Technical Committee Chair”) reasonably acceptable to both Ivanhoe and Rio Tinto. The Technical Committee Chair will also act as senior project manager of the OT Project (the “Manager”) and shall serve in both roles for a fixed period of office as determined by the parties or, if sooner, until he resigns or becomes unable to act.
Ivanhoe Appointment Right
8.4 Subject to Section 8.3, during the period commencing on the First Closing Date and ending on the fifth (5th) anniversary of the First Closing Date, Ivanhoe will have the right to appoint the Technical Committee Chair, who will contemporaneously act as the Manager provided that any such appointee shall cease to act as Technical Committee Chair and Manager on the fifth (5th) anniversary of the First Closing Date. The parties acknowledge that Ivanhoe intends to appoint John Macken as the initial Technical Committee Chair and Manager. Ivanhoe will have the right to appoint one or more successor individuals to act as the Technical Committee Chair and Manager until the fifth (5th) anniversary of the First Closing Date provided that any such appointee shall cease to act as Technical Committee Chair and Manager on the fifth (5th) anniversary of the First Closing Date and further provided that any such successor individual has the professional qualifications, experience, skills and expertise that a reasonable person would consider necessary in order for such individual to effectively act as the Manager and is acceptable to Rio Tinto’s members of the Technical Committee, acting reasonably.
Rio Tinto Appointment Right
8.5 Subject to Section 8.3, from the fifth (5th) anniversary of the First Closing Date, and thereafter for an indefinite period of time, Rio Tinto will have the right to appoint the Technical Committee Chair, who will contemporaneously act as the Manager. Any individual appointed by Rio Tinto to act as the Technical Committee Chair and Manager will have the professional qualifications, experience, skills and expertise that a reasonable person would consider necessary in order for such individual to effectively act as the Manager and will be acceptable to Ivanhoe’s members of the Technical Committee, acting reasonably. Rio Tinto will have the right to appoint one or more successor individuals to act as the Technical Committee Chair and Manager provided that any such successor individual has the professional qualifications, experience, skills and expertise that a reasonable person would consider necessary in order for such individual to effectively act as the Manager and is acceptable to Ivanhoe’s members of the Technical Committee, acting reasonably.
Majority Decisions
8.6 Any decision of the Technical Committee in respect of which a consensus cannot be reached among its members will be subject to a vote by such members. Each member of the Technical

Committee, including the Technical Committee Chair, shall have one (1) vote. All decisions of the Technical Committee, other than decisions requiring unanimity under Section 8.7, shall be determined by a simple majority vote of the members.
Unanimous Decisions
8.7 During the period commencing on the First Closing Date and ending on the fifth (5th) anniversary of the First Closing Date, any decision of the Technical Committee with respect to any of the following matters (“Special Approval Matters”):
(a)	the acquisition, or the adoption of any Program and Budget that contemplates the acquisition, of any assets or property or group of related assets and/or properties (or of a financial lease or other similar commitment) at a total cost (or value if leased) of more than one hundred million dollars ($100,000,000);

(b)	the entry into or the amendment of any contract or legally binding commitment or series of related contracts or commitments (whether at one time or over a period of time) under which Ivanhoe is required to or otherwise may incur expenditures of more than one hundred million dollars ($100,000,000) over the term of the contract(s) or commitment(s);

(c)	any material amendment to the long term mine plan in respect of the OT Project adopted by Ivanhoe prior to the date of this Agreement or the adoption of any new long term mine plan; or

(d)	the entry into any contract or legally binding commitment or series of related contracts or commitments (whether at one time or over a period of time) involving the direct or indirect acquisition of any interest of any nature whatsoever in any land or mineralization within the geographical area comprising the OT Project for aggregate cash consideration exceeding ten million dollars ($10,000,000);
shall only be determined by the affirmative vote of each member of the Technical Committee and shall not be referred for resolution to the Ivanhoe board of directors or the Ivanhoe shareholders or to Arbitration pursuant to Part 16 of this Agreement.
Resolutions Contractually Binding on the Parties
8.8 Duly passed resolutions of the Technical Committee within the scope of its functions as set out in this Agreement are contractually binding on each party provided that, under no circumstances will the Technical Committee have the power to create any legally binding obligations in favour of third parties on the part of Ivanhoe, Rio Tinto or any of their respective Affiliates.
Meetings
8.9 The Technical Committee shall hold regular meetings at least quarterly in such places as the Technical Committee may agree. The Technical Committee Chair shall give thirty (30) days Notice of such meetings to each member of the Technical Committee. Notice of a meeting given to the parties in accordance with Section 18.1 will be deemed proper and adequate notice to the members of the Technical Committee. Any member of the Technical Committee may call a special meeting upon fourteen (14) days Notice to the other members. In case of an emergency, reasonable Notice of a special meeting shall suffice. The period of Notice required under this Section 8.9 may be reduced by agreement of a representative of each party entitled to vote at the meeting. Failure to comply with any of the requirements for convening of a meeting of the Technical Committee as set out in this Agreement will, unless the parties otherwise agree, invalidate all of the resolutions passed at that meeting. Subject to the procedural rules set out in this Part 8, the Technical Committee shall establish its own rules for the conduct of its affairs.
Quorum
8.10 There shall be a quorum if a majority of members that includes at least one member representing each of Ivanhoe and Rio Tinto is present. If a quorum is not present within 90 minutes after the time appointed for commencement of a meeting of the Technical Committee, that meeting must be adjourned to the same time and day of the next week at the same place, provided, however, that if either Ivanhoe or Rio Tinto is unrepresented at two consecutive properly called meetings, then a quorum shall exist at the second meeting if the other party is represented by at least one appointed member, and a vote by such party’s attending members shall be considered the vote required for the purposes of the conduct of all business for which Notice was properly given, other than in respect of any Special Approval Matters.
Agendas and Minutes
8.11 Each Notice of a meeting of the Technical Committee shall include an itemized agenda prepared by the Technical Committee Chair in the case of a regular meeting or by the member calling the meeting in the case of a special meeting, but any matters may be considered if a member adds the matter to the agenda by Notice to the other members at least five (5) days before the meeting or, at the meeting, with the unanimous consent of all of the members present at the meeting. The Technical Committee Chair shall prepare minutes of all meetings and shall distribute copies of such minutes to the other members as soon as possible and in any event within thirty (30) days after the conclusion of each meeting. Any member may electronically record the proceedings of a meeting with the consent of each of the other members present at the meeting. Each member of the Technical Committee shall sign and return or object to the minutes prepared by the Technical Committee Chair within thirty (30) days after receipt, and failure to do either shall be deemed acceptance of the minutes as prepared by the Technical Committee Chair. The minutes, when signed or deemed accepted by all members, shall be the official record of the decisions made by the Technical Committee. If a member timely objects to minutes proposed by the Technical Committee Chair, the members of the Technical Committee shall seek, for a period not to exceed thirty (30) days from receipt by the Technical Committee Chair of notice of the objections, to agree upon minutes acceptable to all members. If the Technical Committee does not reach agreement on the minutes of the meeting within such thirty (30) day period, the minutes of the meeting as prepared by the Technical Committee Chair together with the changes proposed by other members shall collectively constitute the record of the meeting.

Circulating resolutions
8.12 Without prejudice to Section 8.7, a resolution in writing signed by a member appointed by each party will be as valid as if it had been passed at a duly convened meeting of the Technical Committee. Such resolution may consist of one or several documents executed as counterparts.
Costs
8.13 All costs incurred by a member of the Technical Committee in serving on, and attending meetings of, the Technical Committee shall be borne by the party who appointed such member. If other personnel employed in Operations are required to attend a meeting of the Technical Committee, reasonable costs incurred in connection with such attendance shall be paid by Ivanhoe as expenses related to Operations.
Action Without Meeting in Person
8.14 In lieu of meetings in person, the Technical Committee may conduct meetings by telephone or video conference or by other means of electronic communication by which all persons participating in the meeting are able to hear the entire meeting and be heard by all other persons attending the meeting, in each case as the Technical Committee determines. The meeting shall be deemed to occur in the place where the greatest number of members is present, failing which where the Technical Committee Chair is located. Minutes of such meetings shall be prepared in accordance with Section 8.11.
Matters Requiring Technical Committee Approval
8.15 All Operations will be undertaken pursuant to Programs and Budgets approved by the Technical Committee and, without limiting the generality of the foregoing, none of the following Operations will be undertaken except as approved by the Technical Committee pursuant to a Program and Budget, or otherwise, in accordance with Section 8.6 or Section 8.7, as the case may be:
(a)	Pre-Feasibility Study Operations;

(b)	Feasibility Study Operations;

(c)	Development Operations;

(d)	Mining Operations;

(e)	Expansion or Modification Operations;

(f)	Project Financing Operations;

(g)	any suspension or termination of Operations unless, in the reasonable opinion of the Manager, such suspension or termination is required, in case of emergency, to protect life or property, to protect Ivanhoe’s interest in the OT Project or to comply with Applicable Law; and

(h)	Operations involving any Special Approval Matters.
Notwithstanding the foregoing, if the Technical Committee for any reason fails to adopt a Program and Budget, the Manager shall have the authority, subject only to the direction of the Ivanhoe board of directors, to continue Operations at levels sufficient to maintain any then subsisting Operations and to maintain Ivanhoe’s interest in the OT Project in good standing.
Presentation of Programs and Budgets
8.16 Proposed Programs and Budgets shall be prepared by the Manager for a period of one (1) year or any other period as approved by the Technical Committee, and shall be submitted to the Technical Committee for review and consideration. Any proposed Program and Budget may contemplate Pre-Feasibility Study Operations, Feasibility Study Operations, Development Operations, Mining Operations and Expansion or Modification Operations, or any combination thereof, and shall be reviewed and adopted upon a vote of the Technical Committee in accordance with Section 8.6 or Section 8.7, as the case may be. Each Program and Budget adopted by the Technical Committee, regardless of length, shall be reviewed at least once a year at a meeting of the Technical Committee. During the period encompassed by any Program and Budget, and at least three (3) months prior to its expiration, a proposed Program and Budget for the succeeding period shall be prepared by the Manager and submitted to the Technical Committee for review and consideration.
Review and Adoption of Proposed Programs and Budgets
8.17 Within thirty (30) days after submission of a proposed Program and Budget, each of Ivanhoe and Rio Tinto shall submit in writing to the Technical Committee:
(a)	notice that such party approves any or all of the components of the proposed Program and Budget;

(b)	modifications proposed by such party to the components of the proposed Program and Budget; or

(c)	notice that such party rejects any or all of the components of the proposed Program and Budget.
Without prejudice to Section 8.7, if a party fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be a vote by such party for adoption of the Manager’s proposed Program and Budget. If a party makes a timely submission to the Technical Committee requesting modifications to, or rejecting, a proposed Program and Budget, then the parties, acting through their respective representatives on the Technical Committee, shall seek for a period of time not to exceed twenty (20) days to develop a complete Program and Budget acceptable to both parties. The Technical Committee Chair shall then call a Technical Committee meeting in accordance with Section 8.9 for purposes of reviewing and voting upon the proposed Program and Budget, provided however that the Technical Committee shall make the final determination of the Program and Budget notwithstanding the inability to accommodate a party’s objections.

Information and Access
8.18 The party who is, from time to time, entitled to appoint the Manager (the “managing party”) shall keep the members of the Technical Committee advised of all Operations by submitting in writing to the members of the Technical Committee:
(a)	monthly progress reports that include statements of expenditures and comparisons of such expenditures to the adopted Budget;

(b)	quarterly summaries of geological and other technical data acquired;

(c)	copies of reports concerning Operations;

(d)	a detailed final report within ninety (90) days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs;

(e)	quarterly technical, exploration, community relations and health, safety and environmental reports in respect of the OT Project;

(f)	copies of any reports submitted to any Governmental Authority and quarterly summaries of all communications with Governmental Authorities (other than reports submitted to, or communications, with Governmental Authorities pursuant to Securities Laws); and

(g)	such other reports as any member of the Technical Committee may reasonably request.
Subject to Part 17, at all reasonable times the managing party shall keep the other party (the “non-managing party”) fully informed of Operations and shall provide the non-managing party’s representative on the Technical Committee, or another representative of the non-managing party upon the request of one of the non-managing party’s members of the Technical Committee, access to, and the right to inspect and, at the non-managing party’s cost and expense, copies of all maps, drill logs and other drilling data, core, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other Confidential Information, to the extent preserved or kept by the managing party, subject to Part 17. In addition, the managing party shall allow the non-managing party, at the non-managing party’s sole risk, cost and expense, and subject to reasonable safety regulations, to inspect the Operations at all reasonable times, so long as the non-managing party does not unreasonably interfere with Operations.
No Illegal Delegation or Limitation of Authority
8.19 The rights and powers of the Technical Committee are derived solely from, and do not exceed those specifically contemplated by, the terms of this Agreement. Under no circumstances will anything in this Part 8 be construed as:
(a)	a delegation by the Ivanhoe board of directors to the Technical Committee of any of the powers of the Ivanhoe board of directors that is contrary to Applicable Law; or

(b)	other than with respect to Operations, a limitation on the authority of the Ivanhoe board of directors under Applicable Law to manage the business and affairs of Ivanhoe, provided that Ivanhoe will effect and carry out, and cause its Subsidiaries to effect and carry out, any decision of the Technical Committee unless the Ivanhoe board of directors in good faith determines that a reasonable basis exists for the conclusion, and a majority of the directors of Ivanhoe conclude, that an approval, ratification, acquiescence or act related to such decision would be contrary to Applicable Law.
Nothing in this Section 8.19 is intended to, or will, limit Rio Tinto from pursuing any and all legal or equitable remedies available to it under Applicable Law for any breach by Ivanhoe of its obligations under this Agreement including, without limitation, Section 8.8.
For greater certainty, nothing in this Part 8 is intended, or will, grant to any member of the Technical Committee the powers of, or the authority to act as, a director of Ivanhoe or any of its Subsidiaries.
PART 9
TECHNICAL ASSISTANCE
Access
9.1 If, at any time and from time to time after the First Closing Date while Rio Tinto maintains a representative on the Technical Committee, Ivanhoe, acting reasonably, requests the Rio Tinto Group’s assistance with technical matters pertaining to the development and operation of the OT Project including, without limitation, engineering, mine planning and design, metallurgical and process design, procurement of plant and equipment (subject to any contractual restrictions by which the Rio Tinto Group is bound) and environmental planning and management (subject to resources being available within the Rio Tinto Group), the parties will expeditiously negotiate in good faith and endeavour to agree upon one or more technical services agreements pursuant to which Rio Tinto will procure for Ivanhoe or its Subsidiaries:
(a)	reasonable access to the Rio Tinto Group’s engineering, mine planning and design, metallurgical and process design and environmental staff;

(b)	reasonable access to the Rio Tinto Group’s technology, research and technical facilities relating to engineering, mine planning and design, metallurgical and process design and environmental issues;

(c)	based on any recommendations of the Technical Committee, the secondment to the OT Project of one or more Rio Tinto Group employees to assist in the development and operation of the OT Project; and

(d)	such other reasonable access to the experience, ability and expertise of the Rio Tinto Group in the development and operation of major mining projects as the parties may agree from time to time.

The obligations of the parties in this Section 9.1 are limited to negotiating in good faith and endeavouring to agree upon one or more technical services agreements and nothing in this Section 9.1 is intended to create any legally binding obligations on the part of Rio Tinto to provide any assistance with technical matters pertaining to the development and operation of the OT Project.
Compensation
9.2 The parties agree that any technical services agreement entered into pursuant to Section 9.1 will provide that, during the period commencing on the First Closing Date and ending on the fifth (5th) anniversary of the First Closing Date, any technical assistance or services of the nature contemplated by Section 9.1 will be provided at a cost to Ivanhoe or its Subsidiaries equal to Rio Tinto’s out-of pocket cost in providing the technical assistance or services (including all direct and indirect and ancillary costs and expenses, but excluding any element of profit) and, after the fifth (5th) anniversary of the First Closing Date, any technical assistance or services of the nature contemplated by Section 9.1 will be provided at a cost to Ivanhoe or its Subsidiaries that is no less favourable than that charged by members of the Rio Tinto Group to other members of the Rio Tinto Group as compensation for the provision of similar technical assistance or services (including all direct and indirect and ancillary costs and expenses incurred). In addition, where Ivanhoe or its Subsidiaries participate at any time in Rio Tinto group programmes (such as collaborative forums and professional training) then they shall contribute to the cost of such programmes on the same basis as applies to other members of the Rio Tinto Group.
PART 10
OT INVESTMENT CONTRACT
Approved OT Investment Contract
10.1 The parties acknowledge that Ivanhoe is engaged in negotiations with representatives of the Government of Mongolia respecting the terms of an OT Investment Contract (the “OT Investment Contract Negotiations”) and that obtaining an OT Investment Contract that qualifies as an Approved OT Investment Contract is a key objective that the parties intend to pursue in furtherance of the transactions contemplated by this Agreement.
OT Investment Contract Negotiations
10.2 Ivanhoe agrees to keep Rio Tinto fully informed from time to time of the status of the OT Investment Contract Negotiations. Rio Tinto, acting reasonably, will have the right to consult with Ivanhoe from time to time with respect to all aspects of the OT Investment Contract Negotiations and will be entitled, by Notice to Ivanhoe, to appoint at least two (2) individuals acceptable to Ivanhoe, acting reasonably, to the Ivanhoe group of representatives participating in the OT Investment Contract Negotiations. All information obtained by the parties or their representatives pertaining to the OT Investment Contract Negotiations will be Confidential Information and subject to Part 17 hereof.

Assistance and Cooperation
10.3 The parties hereby covenant and agree to cooperate with, and provide reasonable assistance to, one another to obtain and maintain the support of the Government of Mongolia for the joint development and operation of the OT Project by Ivanhoe and Rio Tinto in accordance with the terms of this Agreement. Rio Tinto will, at Ivanhoe’s request, provide reasonable assistance to Ivanhoe in demonstrating to the Government of Mongolia Rio Tinto’s experience, ability and expertise in the development and operation of major mining projects, which may include making one or more presentations to selected representatives of the Government of Mongolia and hosting visits by selected representatives of the Government of Mongolia to the sites of mutually agreed mining projects currently operated by Rio Tinto.
PART 11
DIVESTITURE OF NON-CORE ASSETS
Myanmar Assets
11.1 The parties acknowledge that the divestiture of the Myanmar Assets by Ivanhoe and those of its Subsidiaries that hold an interest in the Myanmar Assets and will remain Subsidiaries of Ivanhoe after such divestiture is a key objective that the parties intend Ivanhoe to pursue in furtherance of the transactions contemplated by this Agreement. Ivanhoe agrees to dispose, and to procure that each of its Subsidiaries that holds an interest therein and is to remain a Subsidiary of Ivanhoe after such disposition disposes, of its entire interest in the Myanmar Assets in accordance with the terms described in Schedule “D”.
Other Non-Core Assets
11.2 The parties acknowledge that the divestiture of the Other Non-Core Assets by Ivanhoe and those of its Subsidiaries that hold an interest in the Other Non-Core Assets and will remain Subsidiaries of Ivanhoe after such divestiture is also a key objective that the parties intend Ivanhoe to pursue in furtherance of the transactions contemplated by this Agreement. From and after the First Closing Date, Ivanhoe will consult with Rio Tinto in good faith and use its best efforts to formulate timetables and strategies for the orderly disposition of all Other Non-Core Assets as soon as reasonably practicable, having regard to the best interests of the holders of Ivanhoe Shares as a whole. Ivanhoe will use its best efforts to divest itself, and will procure that each of its Subsidiaries that holds an interest therein and is to remain a Subsidiary of Ivanhoe after such divestiture divests itself, of its interest in the Other Non-Core Assets in accordance with such timetables and strategies, provided that the precise timing and terms of any disposition by Ivanhoe or any such Subsidiary of any Other Non-Core Assets will be subject to the prior approval of the Ivanhoe board of directors in its absolute and exclusive discretion, acting reasonably and in good faith.

PART 12
REPRESENTATIONS, WARRANTIES,
COVENANTS AND ACKNOWLEDGEMENTS
Representations and Warranties of Both Parties
12.1 Each party warrants and represents to the other that:
(a)	it is a corporation duly incorporated, organized and validly existing and current with respect to all filings required under the laws of its jurisdiction of incorporation, it has the corporate power and authority, and is duly licensed or qualified, to carry on its business and is in good standing in its jurisdiction of incorporation and those jurisdictions where necessary in order to carry out the purposes of this Agreement and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of such party;

(b)	its execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and the party has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)	none of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by the party do or will, with the giving of notice or the lapse of time or otherwise,
(i)	result in the breach of, or violate any term or provision of, the party’s or any of its Affiliates’ Constating Documents,

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which the party or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of its or any of its Affiliates’ material assets are subject or any Applicable Law to which the party or any of its Affiliates is subject, or

(iii)	result in the creation or crystallisation of any Encumbrance upon the party’s interest in this Agreement;
(d)	except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, the party or any of its Affiliates in connection with the execution, delivery and performance of this Agreement by the party or the consummation by the party of the transactions contemplated by this Agreement;

(e)	there is not, to the best of the party’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining such party’s ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement; and

(f)	this Agreement has been duly executed and delivered by it and is a valid and binding obligation of the party enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity.
Additional Representations and Warranties of Ivanhoe
12.2 Ivanhoe makes the following additional representations and warranties to Rio Tinto:
(a)	Ivanhoe and each of the Material Subsidiaries is a corporation duly incorporated, organized and validly existing and current with respect to all filings required under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in its jurisdiction of incorporation and in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification and no proceedings have been taken or authorized by Ivanhoe or any of the Material Subsidiaries or, to the best of Ivanhoe’s knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of any Material Subsidiary of Ivanhoe;

(b)	Ivanhoe and each of the Material Subsidiaries has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, to own, lease and operate its property and assets;

(c)	Ivanhoe and each of its Subsidiaries has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on, including with respect to the Material Subsidiaries, the Applicable Laws of Mongolia, and Ivanhoe and each Material Subsidiary holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which has or may have a material adverse effect on the operation of Ivanhoe or any of the Material Subsidiaries’ businesses or which may adversely change or terminate such licence, permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(d)	except as disclosed in the Ivanhoe Disclosure Letter, (i) Ivanhoe’s direct or indirect ownership interest in each of the Material Subsidiaries is held free and clear of all mortgages, liens, charges, pledges, security interests, Encumbrances, claims or demands whatsoever, (ii) no person, firm, or company has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing such ownership interest, (iii) all such securities have been validly issued and are outstanding as fully paid and non-assessable, (iv) each Material Subsidiary is directly or indirectly beneficially wholly-owned by Ivanhoe, and (v) except for the securities of the Subsidiaries of Ivanhoe, neither Ivanhoe nor its Subsidiaries own any securities or ownership interest in any other person;
(e)	the authorized capital of Ivanhoe consists of an unlimited number of Ivanhoe Shares and an unlimited number of preferred shares without par value, of which that number of Ivanhoe Shares and preferred shares disclosed in the Ivanhoe Disclosure Letter are issued and outstanding as fully paid and non-assessable shares;

(f)	based solely on publicly available filings under Securities Laws, Robert M. Friedland is the beneficial owner, directly or indirectly, of the number issued and outstanding Ivanhoe Shares disclosed in the Ivanhoe Disclosure Letter;

(g)	except as disclosed in the Ivanhoe Disclosure Letter, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of Ivanhoe or any of its Material Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of Ivanhoe or any of the Material Subsidiaries;

(h)	the Ivanhoe Continuous Disclosure Documents provide, full, true and plain disclosure of all material facts relating to Ivanhoe and do not contain, any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in the light of the circumstances in which it is made, not false or misleading;

(i)	Ivanhoe is, and will on the First Closing Date and the Second Closing Date be, a “reporting issuer”, not in default of its obligations under Canadian Securities Laws, and no material change relating to Ivanhoe (except in respect of the transactions contemplated by this Agreement) has occurred with respect to which the requisite material change report has not been filed under Canadian Securities Laws and no such disclosure has been made on a confidential basis;

(j)	there has not been any “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities, as amended) with the present or former auditors of Ivanhoe;

(k)	the auditors of Ivanhoe who audited the financial statements for the year ended December 31, 2005 and who provided their audit report thereon are independent public accountants in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia;

(l)	the currently issued and outstanding Ivanhoe Shares are listed and posted for trading on the TSX, the NYSE and NASDAQ, and Ivanhoe is in compliance with all rules and policies of such exchanges;

(m)	as of the Second Closing Date, the then issued and outstanding Ivanhoe Shares will be listed and posted for trading on at least one of the TSX, the NYSE and NASDAQ, and Ivanhoe will be in compliance with all rules and policies of each such exchange upon which the issued and outstanding Ivanhoe Shares are then listed;

(n)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, since December 31, 2005,
(iv)	there has been no material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) prospects, financial position, capital or control of Ivanhoe or its Subsidiaries, taken as a whole;

(v)	Ivanhoe and its Subsidiaries have carried on their respective businesses in the ordinary course and there has been no transaction entered into by Ivanhoe or its Subsidiaries which is material to Ivanhoe and its Subsidiaries, taken as a whole, other than those in the ordinary course of business; and

(vi)	there has been no material change in the capital or long term debt of Ivanhoe or its Subsidiaries, taken as a whole;
(o)	other than as disclosed in the Ivanhoe Disclosure Letter:
(i)	Ivanhoe and its Subsidiaries are not liable for the debts, liabilities or other obligations of any third party whether by way of guarantee or indemnity or other contingent or indirect obligation;

(ii)	all indebtedness of Ivanhoe and its Subsidiaries is being paid in the ordinary course of business; and

(iii)	neither Ivanhoe nor any of its Subsidiaries is a party to any agreement restricting Ivanhoe or any such Subsidiary from engaging in any line of business which Ivanhoe or any of its Subsidiaries currently engages or proposes to engage in or competing with any other person in any business in which Ivanhoe or any of its Subsidiaries currently engages or proposes to engage in;
(p)	Ivanhoe has not, since December 31, 2005, directly or indirectly declared or paid any dividend or declared or made any other distribution on any of its securities of any class, or directly or indirectly, redeemed, purchased or otherwise acquired any of its securities, or agreed to do any of the foregoing;

(q)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, Ivanhoe has not entered into nor has any present intention to enter into any agreement to acquire any securities in any other corporation or entity or to acquire or lease any other business operations which are material to the business and operations of Ivanhoe and its Subsidiaries, taken as a whole;
(r)	there is no action, suit, proceeding or investigation in respect of Ivanhoe and the Subsidiaries, taken as a whole, pending or, to the knowledge of Ivanhoe or its directors and officers, threatened against or affecting Ivanhoe and its Subsidiaries, taken as a whole, at law or in equity or before or by any Governmental Authority which could in any way materially and adversely affect Ivanhoe or its Subsidiaries, taken as a whole, or the condition (financial or otherwise) of Ivanhoe or its Subsidiaries, taken as a whole;

(s)	no order, ruling or determination by any Governmental Authority or stock exchange having the effect of suspending the sale or ceasing the trading of any securities of Ivanhoe has been issued or made and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to Ivanhoe’s knowledge after due inquiry, contemplated or threatened by any such authority or under any Securities Laws;

(t)	other than as disclosed in the Ivanhoe Continuous Disclosure Documents, neither Ivanhoe nor any of its Subsidiaries is in violation of its Constating Documents or resolutions of its securityholders, directors, or any committee of its directors, or in default in the performance or observance of any material terms, obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound and there exists no state of facts which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such documents and all such contracts, indentures, trusts, deeds, mortgages, loan agreements, notes, leases and other agreements are in good standing;

(u)	all financial statements forming part of the Ivanhoe Continuous Disclosure Documents are complete and comply with Securities Laws in all material respects, and fairly present the consolidated financial position of Ivanhoe as of the dates and for the periods indicated, and have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout such periods;

(v)	Ivanhoe is subject to the reporting requirements under Section 12 of the U.S. Exchange Act, has filed all reports required to be filed pursuant to Section 13 of the U.S. Exchange Act (as hereinafter defined), and is not in default of its obligations under the U.S. Exchange Act;

(w)	the First Tranche Private Placement Shares to be issued to Rio Tinto on the First Closing Date have been duly reserved and approved by all requisite corporate action for future issuance and will, when issued, be duly and validly issued, fully paid and non-assessable and free of all Encumbrances;

(x)	the Series A Warrants and Series B Warrants to be issued to Rio Tinto on the First Closing Date have been approved by all requisite corporate action and will, upon issuance, have been duly created and will, when issued, be duly and validly issued Ivanhoe Convertible Securities free of all Encumbrances;

(y)	the Basic Second Tranche Private Placement Shares to be issued to Rio Tinto on the Second Closing Date have been duly reserved and approved by all requisite corporate action for future issuance and will, when issued, be duly and validly issued, fully paid and non-assessable and free of all Encumbrances;

(z)	the Top Up Option has been approved by all requisite corporate action and is a duly and validly issued Ivanhoe Convertible Security free of all Encumbrances;

(aa)	the Top Up Private Placement Shares to be issued upon the due exercise of the Top Up Option have been duly reserved and approved by all requisite corporate action for future issuance and will, when issued following the due exercise by Rio Tinto of the Top Up Option, be duly and validly issued, fully paid and non-assessable and free of all Encumbrances;

(bb)	the Ivanhoe Shares to be issued upon the due exercise of any Series A Warrants and the Series B Warrants have been duly reserved and approved by all requisite corporate action for future issuance and will, when issued following the due exercise by Rio Tinto of the Series A Warrants and the Series B Warrants, be duly and validly issued, fully paid and non-assessable and free of all Encumbrances;

(cc)	the Anti-Dilution Ivanhoe Shares to be issued upon the due exercise by Rio Tinto of its rights under Part 5 of this Agreement have been duly reserved and approved by all requisite corporate action for future issuance and will, when issued following the due exercise, from time to time, by Rio Tinto of its rights under Part 5 of this Agreement, be duly and validly issued, fully paid and non-assessable and will be free of all Encumbrances;

(dd)	the Anti-Dilution Warrants to be issued upon the due exercise by Rio Tinto of its rights under Part 5 of this Agreement have been approved by all requisite corporate action, will, upon issuance, have been duly created and will, when issued, be duly and validly issued Ivanhoe Convertible Securities free of all Encumbrances;

(ee)	the Ivanhoe Shares to be issued upon the due exercise of any Anti-Dilution Warrants have been duly reserved and approved by all requisite corporate action for future issuance and will, when issued following the due exercise by Rio Tinto of any such Anti-Dilution Warrants, be duly and validly issued, fully paid and non-assessable and will be free of all Encumbrances;

(ff)	the First Tranche Private Placement Shares, the Second Tranche Private Placement Shares and any additional Ivanhoe Shares issued or to be issued to Rio Tinto upon the due exercise by Rio Tinto of the Series A Warrants and the Series B Warrants or of its rights under Part 5 will have been approved for listing or quotation on the TSX, the NYSE and NASDAQ;

(gg)	to the best of its knowledge and belief, neither Ivanhoe nor any of its Subsidiaries or any person acting on behalf of Ivanhoe or any of its Subsidiaries, has made any Prohibited Payment with respect to the conduct of business of Ivanhoe or any of its Subsidiaries or any transaction contemplated by this Agreement or with respect to the OT Project, including in connection with obtaining licenses, permits, concessions or other authorizations for the OT Project;

(hh)	with respect to the OT Project, except as disclosed in the Ivanhoe Disclosure Letter or as otherwise permitted by this Agreement (i) no person, other than the OT Subsidiary, owns, or, other than the Government of Mongolia in accordance with the Applicable Laws of Mongolia, has the right to acquire, any interest in the OT Project; (ii) the OT Subsidiary is a wholly owned subsidiary of Ivanhoe and no person, other than the Government of Mongolia under the Applicable Laws of Mongolia, has the right to acquire any interest in any securities of the OT Subsidiary; (iii) the OT Subsidiary has all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations necessary to carry on the Operations as currently conducted including all land use certificates necessary to access all of those areas to which the Existing Licenses pertain; (iv) neither Ivanhoe nor any of the Material Subsidiaries has received any notice of default of any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related the OT Project the termination of which would have a material adverse effect on Ivanhoe or any of the Material Subsidiaries; and (v) nothing in this Agreement conflicts with or could reasonably be expected to cause Ivanhoe or any of the Material Subsidiaries to breach any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related to the OT Project;

(ii)	to the best of Ivanhoe’s knowledge: (i) the Existing Licenses are validly held by the OT Subsidiary, (ii) there is no reason why any part of the Existing Licenses will be surrendered, released or reduced in any way, (iii) the Existing Licenses have been properly granted and issued by the appropriate Governmental Authority; (iv) all terms of, and all requirements for holding, the Existing Licenses have been met including the timely payment of all annual license fees and compliance with all environmental bonding obligations; (v) all filings required to be made with the appropriate Governmental Authority in respect of the Existing Licenses have been made; (vi) all work required in order for the OT Subsidiary to hold the Existing Licenses has been performed and all fees payable to the appropriate Governmental Authority in respect thereof have been paid to date; (vii) the Existing Licenses are clear of defects in title and are not the subject of any unsatisfied penalties or unresolved disputes; (viii) the Existing Licenses are free and clear of all Encumbrances and are not subject to the claims of any third party other than the Government of Mongolia in accordance with the Applicable Laws of Mongolia; (ix) there are no mineral licenses or tenures conflicting with the Existing Licenses; and (x) there is no proposal to list the Existing Licenses as part of a Special Purpose Territory;

(jj)	there are no pending or threatened actions, suits, claims or proceedings, and there have been no previous transactions involving Ivanhoe or any of its Subsidiaries affecting the geographical areas that are the subject of the Existing Licenses which have not been for fair consideration;

(kk)	except as disclosed in the Ivanhoe Disclosure Letter,
(i)	to the best of Ivanhoe’s knowledge, the conditions existing on or with respect to the geographical area that is subject to the Existing Licenses and the activities of Ivanhoe and the Material Subsidiaries thereon are not in violation of any laws (including without limitation any environmental laws), nor causing or permitting any damage or impairment to the health, safety, or enjoyment of any person at or on such property or in the general vicinity of such property;

(ii)	to the best of Ivanhoe’s knowledge, there have been no past violations by it of any environmental laws or other laws affecting or pertaining to the geographical area that is subject to the Existing Licenses, nor any past creation of damage or threatened damage to the air, soil, surface waters, groundwater, flora, fauna, or other natural resources on, about or in the general vicinity of such property; and

(iii)	none of Ivanhoe or any of the Material Subsidiaries has received inquiry from or notice of a pending investigation from any Governmental Authority or of any administrative or judicial proceeding concerning the violation of any laws;
(ll)	Ivanhoe acknowledges that Rio Tinto will rely on the representations and warranties made herein by Ivanhoe in completing the transactions contemplated by this Agreement;

(mm)	save and except as otherwise provided in this Section 12.2, to the best of Ivanhoe’s knowledge, having made due inquiry internally and of its Subsidiaries, all written historic or current factual information in relation to Ivanhoe, its Subsidiaries or the OT Project given by Ivanhoe or any of its Representatives to Rio Tinto or any of its Representatives in the course of or in connection with the due diligence conducted by Rio Tinto and its Representatives on and before the date hereof, is complete and accurate in all material respects and not misleading in any material respect;

(nn)	Ivanhoe Mines Aruba Holdings LLC was formed under the Aruba “exempt company” regime and has made an irrevocable election to be treated as a flow through entity for Aruban taxation purposes; and

(oo)	Ivanhoe Mines Delaware LLC has not elected to be treated as a corporation for US taxation.
Additional Representations and Warranties of Rio Tinto
12.3 Rio Tinto makes the following additional representations and warranties to Ivanhoe:

(a)	Rio Tinto is making the Equity Investment as principal for its own account, not for the benefit of any other person outside the Rio Tinto Group, for investment only and not with a view to the resale or distribution of all or any of the Equity Investment Securities or any underlying Ivanhoe Shares nor for the purposes of acquiring Control of Ivanhoe either by itself or in concert with any other person;

(b)	Rio Tinto is resident in, or otherwise subject to, the Applicable Laws of England and Wales and is an “accredited investor”, as defined under National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian securities regulatory authorities;

(c)	Rio Tinto is not (and is not purchasing the Equity Investment Securities for the account or benefit of) a U.S. Person and did not execute or deliver this Agreement in the United States;

(d)	Rio Tinto has not received or been provided with a prospectus, offering memorandum or similar document and the decision to enter into this Agreement and make the Equity Investment has not been based on representations as to fact or otherwise made by or on behalf of Ivanhoe except as expressly set forth herein or by any officer, director, employee or agent of Ivanhoe;

(e)	no person has made to Rio Tinto any written or oral representation:
(i)	that any person will resell or repurchase any of the Equity Investment Securities or any underlying Ivanhoe Shares to be acquired by Rio Tinto pursuant to the Equity Investment;

(ii)	that any person will refund the purchase price of the Equity Investment; or

(iii)	as to the future price or value of any of the Equity Investment Securities or any underlying Ivanhoe Shares;
(f)	Rio Tinto is knowledgeable of, or has been independently advised as to, the Applicable Laws of Rio Tinto’s jurisdiction of residence which would apply to the transactions contemplated by this Agreement, if there are any, and the issuance of the Equity Investment Securities to Rio Tinto contemplated hereunder complies with all such Applicable Laws and save as provided in this Agreement will not cause Ivanhoe to become subject to or comply with any disclosure, prospectus or reporting requirements under any such Applicable Laws nor to make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in Rio Tinto’s jurisdiction of residence; and

(g)	Rio Tinto acknowledges that Ivanhoe will rely on the representations and warranties made herein by Rio Tinto in completing the transactions contemplated by this Agreement.

Knowledge
12.4 For the purposes of any representation or warranty in this Part 12 made to a party’s “knowledge”, the term “knowledge” means actual knowledge of:
(a)	the indicated conclusion in respect of the relevant matter; or

(b)	facts that would reasonably lead to the indicated conclusion in respect of the relevant matter;
on the part of the directors and executive officers of the representing party.
Statutory Resale Restrictions
12.5 Rio Tinto acknowledges that:
(a)	the Equity Investment Securities will be issued pursuant to registration and prospectus exemptions under Canadian Securities Laws and will be subject to a hold period of four (4) months (the “Canadian Hold Period”) during which such securities may not be resold in Canada except pursuant to a prospectus or an exemption from the applicable prospectus requirement;

(b)	the Equity Investment Securities have not been and will not, except pursuant to the Registration Rights Agreement, be registered under the U.S. Securities Act or any applicable state securities laws and the sale contemplated hereby is being made in reliance on an exemption from such registration requirements; and

(c)	under Canadian Securities Laws, a person or combination of persons holding more than 20% of the outstanding Ivanhoe Shares is deemed, in the absence of evidence to the contrary, to hold a sufficient number of Ivanhoe Shares to affect materially the control of Ivanhoe and is subject, under Canadian Securities Laws, to special resale restrictions and disclosure requirements.
Legending of Certificates
12.6 Rio Tinto acknowledges that, in accordance with the requirements of Canadian Securities Laws and U.S. Securities Laws, the certificates representing securities of Ivanhoe to be issued pursuant to the terms of this Agreement will be inscribed with the following restrictive legends:
(a)	certificates representing the First Tranche Private Placement Shares, the Second Tranche Private Placement Shares, any Anti-Dilution Ivanhoe Shares, the Series A Warrant Certificate, the Series B Warrant Certificate, any warrant certificate representing Anti-Dilution Warrants and, if issued pursuant to the exercise of, prior to the expiration of the Canadian Hold Period with respect to, the Series A Warrants, the Series B Warrants or any Anti-Dilution Warrants, as the case may be, any underlying Ivanhoe Shares:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE ISSUE DATE].”;
(b)	certificates representing all Ivanhoe Shares:
“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) NOR THE SECURITIES ACT OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS THEYHAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.”
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE BUT CANNOT BE TRADED THROUGH THE FACILITIES OF THE EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”;
(c)	the Series A Warrant Certificate and the Series B Warrant Certificate and any certificate representing Anti-Dilution Warrants:
“THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) OR A PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND THE UNDERLYING SECURITIES ISSUABLE UPON THE EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.”
Rio Tinto may, at any time and from time to time, exchange a certificate bearing a restrictive legend for a certificate bearing no such legend upon having furnished evidence satisfactory to Ivanhoe, acting reasonably, which may include an opinion of counsel, that the removal of such restrictive legend would not be contrary to Applicable Law.
Canadian Regulatory Matters
12.7 The parties acknowledge that, insofar as Rio Tinto is a “non-Canadian” for the purposes of the Investment Canada Act (Canada), the unfettered right of Rio Tinto to exercise the Series A Warrants and the Series B Warrants may be subject to review and approval by the relevant Governmental Authority for the purposes of the Investment Canada Act (Canada). Likewise, the unfettered right of Rio Tinto to exercise the Series A Warrants or the Series B Warrants may require notification or exemption under the Competition Act (Canada). Rio Tinto covenants and agrees to submit applications and/or notifications to the Governmental Authorities responsible for administering the Investment Canada Act (Canada) and the Competition Act (Canada) unless, in the reasonable opinion of Rio Tinto, based upon the advice of counsel, compliance under the Investment Canada Act (Canada) or the Competition Act (Canada) is not required. Ivanhoe covenants and agrees to provide such assistance to Rio Tinto in submitting such applications or notifications as Rio Tinto may reasonably request. If, at any time prior to the full exercise or expiry of the Series A Warrants and the Series B Warrants, Ivanhoe or any of its Subsidiaries proposes to acquire, directly or indirectly, any operating business or mineral resource interests or assets located in Canada, Ivanhoe will, at the earliest reasonable opportunity, consult with Rio Tinto regarding such proposed acquisition.
Survival of Representations and Warranties
12.8 The representations and warranties of the parties contained in this Part 12 shall survive the First Closing Date and the Second Closing Date and shall continue in full force and effect for the benefit of the party entitled to rely upon them until the earlier of two (2) years from the Second Closing Date or five (5) years after the First Closing Date.
PART 13
CONDITIONS PRECEDENT
First Closing Conditions for the Benefit of Rio Tinto
13.1 The obligations of Rio Tinto to complete the First Tranche Private Placement are subject to the satisfaction, on or before the First Closing Date, of the following conditions, any of which may be waived by Rio Tinto without prejudice to its right to rely on any other or others of them:
(a)	the representations and warranties of Ivanhoe contained in Sections 12.1 and 12.2 will be true in all material respects immediately prior to the First Closing Date with the same effect as though made at and as of such time;

(b)	the statements made by Ivanhoe or any of its Subsidiaries in any certificate delivered in support of an opinion required to be delivered hereunder will be true in all material respects immediately prior to the First Closing Date with the same effect as though made at and as of such time;

(c)	each of the acts and undertakings of Ivanhoe to be performed on or before the First Closing Date pursuant to the terms of this Agreement will have been duly performed by it;

(d)	there will have been no material adverse change in the business, assets or financial condition of Ivanhoe (provided that any decline in the market price of any precious or base metal will not be considered a material adverse change);

(e)	the Shareholders’ Agreement will remain in full force and effect;

(f)	Ivanhoe and Rio Tinto will have entered into the Registration Rights Agreement; and

(g)	Ivanhoe will have obtained Exchange Approval for the issuance to Rio Tinto of the Equity Investment Securities, any Ivanhoe Shares to be issued pursuant to the exercise of the Series A Warrants and the Series B Warrants, the Top Up Option and the Top Up Private Placement Shares subject only to (i) the approval of the holders of the Ivanhoe Shares of Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants and (ii) the filing, after the First Closing Date, of documents customary for similar transactions and the payment of applicable listing fees.
First Closing Conditions for the Benefit of Ivanhoe
13.2 The obligations of Ivanhoe to complete the First Tranche Private Placement are subject to the satisfaction, on or before the First Closing Date, of the following conditions, any of which may be waived by Ivanhoe without prejudice to its right to rely on any other or others of them:
(a)	the representations and warranties of Rio Tinto contained in Sections 12.1 and 12.3 will be true in all material respects immediately prior to the First Closing Date with the same effect as though made at and as of such time;

(b)	each of the acts and undertakings of Rio Tinto to be performed on or before the First Closing Date pursuant to the terms of this Agreement will have been duly performed by it;

(c)	there will have been no material adverse change in the business, assets or financial condition of Rio Tinto (provided that any decline in the market price of any precious or base metal will not be considered a material adverse change); and

(d)	Ivanhoe will have obtained Exchange Approval for the issuance to Rio Tinto of the Equity Investment Securities, any Ivanhoe Shares to be issued pursuant to the exercise of the Series A Warrants and the Series B Warrants, the Top Up Option and the Top Up Private Placement Shares subject only to (i) the approval of the holders of the Ivanhoe Shares of Rio Tinto’s right to exercise the Series A Warrants and the Series B Warrants and (ii)the filing, after the First Closing Date, of documents customary for similar transactions and the payment of applicable listing fees.
Second Closing Conditions for the Benefit of Rio Tinto
13.3 The obligations of Rio Tinto to complete the Second Tranche Private Placement are subject to the satisfaction, on or before the Second Closing Date, of the following conditions, any of which may be waived by Rio Tinto without prejudice to its right to rely on any other or others of them:
(a)	Ivanhoe, or a Subsidiary of Ivanhoe, will have entered into an Approved OT Investment Contract or Rio Tinto will have given Notice to Ivanhoe pursuant to Section 2.9 of Rio Tinto’s election to complete the Second Tranche Private Placement in the absence of an Approved OT Investment Contract.

(b)	the representations and warranties of Ivanhoe contained in Sections 12.1 and 12.2 will be true in all material respects immediately prior to the First Closing Date with the same effect as though made at and as of such time;

(c)	the statements made by Ivanhoe or any of its Subsidiaries in any certificate delivered in support of an opinion required to be delivered hereunder will be true in all material respects immediately prior to the First Closing Date with the same effect as though made at and as of such time;
(d)	the representations and warranties of Ivanhoe contained in Sections 12.1 and Section 12.2(a),(b),(c),(h),(i),(m),(r),(s),(u),(v),(y),(bb),(cc),(dd),(ee),(gg), (hh), (ii) and (ll) will be true in all material respects immediately prior to the Second Closing Date with the same effect as though made at and as of such time;

(e)	each of the acts and undertakings of Ivanhoe to be performed on or before the Second Closing Date pursuant to the terms of this Agreement will have been duly performed by it; and

(f)	unless previously terminated by mutual written agreement between Ivanhoe and Rio Tinto, the Registration Rights Agreement will remain in full force and effect.
Second Closing Conditions for the Benefit of Ivanhoe
13.4 The obligations of Ivanhoe to complete the Second Tranche Private Placement are subject to the satisfaction, on or before the First Closing Date, of the following conditions, any of which may be waived by Ivanhoe without prejudice to its right to rely on any other or others of them:
(a)	the representations and warranties of Rio Tinto contained in Sections 12.1 and 12.3 will be true in all material respects immediately prior to the First Closing Date with the same effect as though made at and as of such time;

(b)	the representations and warranties of Rio Tinto contained in Section 12.1 and Section 12.3 will be true in all material respects immediately prior to the Second Closing Date with the same effect as though made at and as of such time; and

(c)	each of the acts and undertakings of Rio Tinto to be performed on or before the Second Closing Date pursuant to the terms of this Agreement will have been duly performed by it.
Notice of Inaccuracy or Non-Compliance
13.5 Each party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof:
(a)	until the First Closing Date, of any event or state of facts which occurrence or failure would or would be likely to:
(i)	cause any of the representations or warranties of such party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the First Closing Date; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder prior to the First Closing Date; and

(b)	until earlier of the Second Closing Date or the third (3rd) anniversary of the First Closing Date, of any event or state of facts which occurrence or failure would or would be likely to:
(i)	cause any of the representations or warranties of such party referred to in Section 13.3 or Section 13.4, as the case may be, to be untrue or inaccurate in any material respect on the date hereof or at the Second Closing Date; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder prior to the Second Closing Date.
PART 14
AMENDMENT AND TERMINATION
Amendment
14.1 This Agreement may, at any time and from time to time before the First Closing Date, be amended by written agreement of the parties hereto. Without limiting the generality of the foregoing, any such amendment may:
(a)	change the time for, or mode of performance of, any of the obligations of the parties hereto;

(b)	waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto; or

(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto.
Termination by Agreement
14.2 This Agreement may, at any time, be terminated by unanimous agreement in writing of the parties hereto notwithstanding anything contained herein.
Termination for Non-Fulfilment
14.3 This Agreement shall terminate if the conditions precedent set forth in Sections 13.1 and 13.2 are not satisfied or waived, as therein contemplated on or before the First Closing Deadline.
Unilateral Right of Termination
14.4 Either party may immediately terminate this Agreement by Notice to the other party (the “non-terminating party”) in the event that:
(a)	a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official for the non-terminating party or for a substantial part of the assets of the non-terminating party is appointed and such appointment is neither made ineffective nor discharged within twenty one (21) days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the affected party; or
(b)	the non-terminating party commences a voluntary proceeding under any applicable bankruptcy, insolvency or similar law of any jurisdiction (including, without limitation, any laws relating to a reorganization, arrangement or compromise of its debts) now or hereafter in effect, or consents to the entry of an order for relief in an involuntary proceeding under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of any substantial part of its assets; or makes a general assignment for the benefit of its creditors; or takes corporate or other action in furtherance of any of the foregoing; or

(c)	entry is made against the non-terminating party of a judgment, decree or order for relief affecting a substantial part of its assets by a court of competent jurisdiction in an involuntary proceeding commenced under any applicable bankruptcy, insolvency or other similar law of any jurisdiction now or hereafter in effect.
Notice of Termination
14.5 If any of the conditions contained in:
(a)	Section 13.1 shall not be fulfilled or performed on or before the First Closing Deadline, Rio Tinto may terminate this Agreement by notice to Ivanhoe whereupon Rio Tinto shall be released from all obligations hereunder, all rights of specific performance by any of the parties hereto shall terminate and, unless Rio Tinto can show that the non-fulfillment or non-performance of the condition or conditions by reason of which Rio Tinto has rescinded this Agreement were reasonably capable of being performed by Ivanhoe, Ivanhoe shall also be released from all obligations hereunder provided that any of the aforesaid conditions, having been inserted herein for the exclusive benefit of Rio Tinto, may be waived in whole or in part by Rio Tinto without prejudice to its rights of rescission in the event of the non-fulfilment or non-performance of any other condition; or

(b)	Section 13.2 shall not be fulfilled or performed on or before the First Closing Deadline, Ivanhoe may terminate this Agreement by notice to Rio Tinto and in such event Ivanhoe shall be released from all obligations hereunder, all rights of specific performance by any of the parties hereto shall terminate and, unless Ivanhoe can show that the non-fulfillment or non-performance of the condition or conditions by reason of which Ivanhoe has rescinded this Agreement were reasonably capable of being performed by Rio Tinto, Rio Tinto shall also be released from all obligations hereunder, provided that any of the aforesaid conditions, having been inserted herein for the exclusive benefit of Ivanhoe, may be waived in whole or in part by Ivanhoe without prejudice to its rights of rescission in the event of the non-fulfilment or non-performance of any other condition.

Right to Cure
14.6 If a party hereto determines at any time prior to the First Closing Deadline that it intends to terminate this Agreement or any other transactions contemplated hereby because of any unfulfilled condition precedent contained in this Agreement to be fulfilled by the other party, it shall so notify the other party forthwith upon making such determination whereupon the other party shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling such condition precedent within a reasonable period of time not exceeding five (5) Business Days, but in no event later than the First Closing Deadline.
Survival
14.7 In the event of any termination of this Agreement, the provisions hereof will become void and neither party will have any liability to the other party in respect of this Agreement, except in respect of any breach of this Agreement which occurred on or before the First Closing Deadline. Notwithstanding the foregoing, this Section 14.7, Part 17 and Sections 18.1, 18.4, 18.8 and 18.10 shall survive any termination of this Agreement.
PART 15
IMPLEMENTATION
Time and Place
15.1 Subject to the terms and conditions hereof, the First Tranche Private Placement will be completed at the First Closing, to be held at 11:00 a.m. (Vancouver time) on the First Closing Date and the Second Tranche Private Placement will be completed at the Second Closing, to be held at 11:00 a.m. (Vancouver time) on the Second Closing Date, in each case at Suite 654-999 Canada Place, Vancouver, British Columbia or at such other time and place as the parties may agree.
First Closing Deliveries by Ivanhoe
15.2 At the First Closing, Ivanhoe will deliver the following to Rio Tinto:
(a)	a duly issued certificate representing the First Tranche Private Placement Shares, registered in the name of Rio Tinto;

(b)	a duly issued Series A Warrant Certificate representing the Series A Warrants to be issued pursuant to the First Tranche Private Placement, registered in the name of Rio Tinto;

(c)	a duly issued Series B Warrant Certificate representing the Series B Warrants to be issued pursuant to the First Tranche Private Placement, registered in the name of Rio Tinto;

(d)	a duly executed counterpart copy of the Registration Rights Agreement;

(e)	certified copies of the resolutions of the board of directors of Ivanhoe approving this Agreement and the consummation of the transactions contemplated by this Agreement;

(f)	a certificate of a senior officer of Ivanhoe that all of the representations and warranties of Ivanhoe contained in Section 12.1 and 12.2 hereof are true and correct as of the First Closing Date;

(g)	favourable corporate, enforceability, securities, title and other legal opinions, dated the First Closing Date and addressed to Rio Tinto and its counsel, in form and substance satisfactory to Rio Tinto and its counsel, acting reasonably, with respect to such matters contemplated by this Agreement as Rio Tinto and its counsel may reasonably request; and

(h)	written evidence of any and all Exchange Approvals obtained.
First Closing Deliveries by Rio Tinto
15.3 At the First Closing, Rio Tinto will deliver to Ivanhoe:
(a)	a wire transfer confirmation in form and substance satisfactory to Ivanhoe, acting reasonably, evidencing the initiation of a wire transfer to Ivanhoe, in accordance with the instructions given by Ivanhoe, of the First Tranche Subscription Price and the Warrant Subscription Price;

(b)	a duly executed counterpart copy of the Registration Rights Agreement;

(c)	certified copies of the resolutions of the board of directors of Rio Tinto approving this Agreement and the consummation of the transactions contemplated by this Agreement;

(d)	a certificate of a senior officer of Rio Tinto that all of the representations and warranties of Rio Tinto contained in Section 12.1 and 12.3 hereof are true and correct as of the First Closing Date; and

(e)	favourable corporate, enforceability and other legal opinions, dated the First Closing Date and addressed to Ivanhoe and its counsel, in form and substance satisfactory to Ivanhoe and its counsel, acting reasonably, with respect to such matters contemplated by this Agreement as Ivanhoe and its counsel may reasonably request.
Second Closing Deliveries by Ivanhoe
15.4 At the Second Closing, Ivanhoe will deliver to Rio Tinto
(a)	a duly issued certificate representing the Second Tranche Private Placement Shares, registered in the name of Rio Tinto;

(b)	a certificate of a senior officer of Ivanhoe that those representations and warranties of Ivanhoe referred to in Section 13.3(b) hereof are true and correct as of the First Closing Date and that those representations and warranties of Ivanhoe referred to in Section 13.3(d) hereof are true and correct as of the Second Closing Date; and

(c)	favourable corporate and securities legal opinions, dated the Second Closing Date and addressed to Rio Tinto and its counsel, in form and substance satisfactory to Rio Tinto and its counsel, acting reasonably, with respect to such matters pertaining to the creation and issuance of the Second Tranche Private Placement Shares as Rio Tinto and its counsel may reasonably request.
Second Closing Deliveries by Rio Tinto
15.5 At the Second Closing, Rio Tinto will deliver to Ivanhoe:
(a)	a wire transfer confirmation in form and substance satisfactory to Ivanhoe, acting reasonably, evidencing the initiation of a wire transfer to Ivanhoe, in accordance with the instructions given by Ivanhoe, of the Second Tranche Subscription Price; and

(b)	a certificate of a senior officer of Rio Tinto that those representations and warranties of Rio Tinto referred to in Section 13.4(a) hereof are true and correct as of the First Closing Date and that those representations and warranties of Rio Tinto referred to in Section 13.4(b) hereof are true and correct as of the Second Closing Date.
PART 16
ARBITRATION
Single Arbitrator
16.1 Any matter in dispute under this Agreement will be determined by a single arbitrator to be appointed by the parties hereto. The parties agree that the arbitrator has the power and authority to grant equitable remedies including, but not limited to specific performance and injunction, including pursuant to Sections 5.9, 7.5 and 17.5. The parties further agree that, notwithstanding the foregoing, a court has the power and authority to grant temporary injunctive relief until any matter in dispute is determined by the arbitrator.
Notice of Intent to Arbitrate
16.2 Either party may refer any matter in dispute under this Agreement to arbitration by Notice to the other party and, within thirty (30) days after receipt of such Notice, the parties will agree on the appointment of an arbitrator, who will be capable of commencing the arbitration within twenty one (21) days of his appointment. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act.

Effect of Lack of Agreement on Arbitration
16.3 If the parties cannot agree on a single arbitrator as provided in Section 16.2 either party may request a court of competent jurisdiction to appoint a single arbitrator in accordance with the Arbitration Act.
Procedural Matters
16.4 Except as specifically provided in this Part, an arbitration hereunder will be conducted in accordance with the Arbitration Act in the English language. The arbitrator will fix a time and place in Vancouver, British Columbia for the purpose of hearing the evidence and representations of the parties, all of which will be in camera, and he will preside over the arbitration and determine all questions of procedure not provided for under the Arbitration Act or this Part. After hearing any evidence and representations that the parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the parties. The award will be kept confidential by the parties except to the extent that disclosure is required by Securities Laws or stock exchange rules. The decision of the arbitrator will be made within forty five (45) days after his appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The parties agree that the award of the single arbitrator will be final and binding upon each of them and will not be subject to appeal.
PART 17
CONFIDENTIALITY, USE
AND DISCLOSURE OF INFORMATION
Confidential Information
17.1 Except as provided in Sections 17.2 and 17.3, or with the prior written consent of the other party, each party will keep confidential and not disclose to any third party or the public any Confidential Information and will keep any Confidential Information disclosed to it secure and in such a way so as to prevent unauthorized access by any third party and shall not make any copies of it in any form except for the purpose of supplying the same to those to whom disclosure is permitted in accordance with this Agreement.
Permitted Disclosure of Confidential Information
17.2 Either party may disclose Confidential Information to a party’s Representatives, for the sole purpose of such party’s exercise of its rights and performance of its obligations under this Agreement and the performance of purely internal corporate control functions. The party disclosing Confidential Information pursuant to this Section 17.2 will disclose such Confidential Information to only those Representatives who have a bona fide need to have access to such Confidential Information for the purpose for which disclosure to such parties is permitted under this Section 17.2 and who have knowledge of the requirement to protect the Confidential Information from further disclosure, and who have agreed with the disclosing party to use such Confidential Information solely for such purpose and to otherwise observe the provisions of this Part 17. The party disclosing Confidential Information will be responsible and liable for any use or disclosure of the Confidential Information by such Representatives in violation of this Agreement.

Disclosure Required By Law
17.3 Notwithstanding anything contained in this Part 17, a party may disclose any Confidential Information if, in the opinion of the disclosing party’s legal counsel:
(a)	such disclosure is legally required to be made in a judicial, administrative or governmental proceeding pursuant to a valid subpoena or other applicable order in respect of a party or any of its Affiliates; or

(b)	such disclosure is legally required to be made (in the ordinary course of events and not, for example, solely as a consequence of any public offering of debt, shares or other securities) pursuant to Securities Laws, rules and regulations or, the rules or regulations of a stock exchange or similar trading market applicable to the disclosing party or any of its Affiliates.
Prior to any disclosure of Confidential Information under this Section 17.3, so far as it is lawful to do so, the disclosing party will give the other party at least five (5) days’ prior Notice (unless less time is permitted by such rules, regulations or proceeding) and, in making such disclosure, the disclosing party will disclose only that portion of Confidential Information required to be disclosed and will take all reasonable steps to preserve the confidentiality thereof, including, without limitation, obtaining protective orders and supporting the other party in intervention in any such proceeding.
Public Announcements
17.4 Prior to either party or any of their respective Affiliates making or issuing any press release or other public announcement or disclosure of the subject matter of this Agreement or any Confidential Information, a party will first consult with the other party at the earliest opportunity, and in any event not later than 48 hours before the proposed time of announcement, as to the content and timing of such announcement or disclosure, unless in the good faith judgment of such party, there is not sufficient time to consult with the other party before such announcement or disclosure must be made under Applicable Laws; but in such event, the disclosing party will notify the other party before such announcement or disclosure is made if at all reasonably possible and, if not, as soon as reasonably possible thereafter. This Section 17.4 shall not be construed so as to prevent either party or their respective Affiliates from fully and timely complying with their continuous disclosure obligations under Applicable Law and stock exchange rules.
Remedies
17.5 Without prejudice to any other rights or remedies which either party may have, each party acknowledges and agrees that damages may not be an adequate remedy for any actual breach or threatened breach by either party of the provisions of this Part 17 and either party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of any such provision by the other party or its Representatives and no proof of special damages shall be necessary for the enforcement by either party of its rights under this Part 17.

Existing Confidentiality Agreement
17.6 Ivanhoe hereby agrees with Rio Tinto (acting as agent for Rio Tinto Mining and Exploration Limited) that, as of the date hereof, the Confidentiality and Nondisclosure Agreement dated July 26, 2005 between Ivanhoe and Rio Tinto Mining and Exploration Limited is terminated and the parties agree that any and all claims in relation to such agreement are hereby extinguished. Ivanhoe will, at the request of Rio Tinto, enter into a legally binding agreement with Rio Tinto Mining and Exploration Limited to evidence, and give effect to, this Section 17.6.
PART 18
GENERAL PROVISIONS
Notices
18.1 All notices, payments and other required or permitted communications (each a “Notice”) to either party will be in writing, and will be addressed respectively as follows:

If to Rio Tinto:	Rio Tinto International Holdings Limited
6 St. James’s Square
London
SW1Y 4LD
United Kingdom

Attention:	Company Secretary
Fax:	44 20 7930 3249

With a copy to:	Chief Executive Copper Group
Rio Tinto plc
6 St. James Square
London SW1Y 4LD
Fax:	44 20 7930 3249

If to Ivanhoe:	Ivanhoe Mines Ltd.
654 – 999 Canada Place
Vancouver, B.C. V6C 3E1

Attention:	Corporate Secretary
Fax:	604 682 2060
or at such other address or fax number or to such other contact person as a party may give Notice to the other party. All Notices will be given by registered mail with acknowledgement of receipt, or by courier, or by fax, with confirmation by registered mail or courier with acknowledgement of receipt. All Notices will be effective and will be deemed given:
(a)	if delivered by hand, immediately;

(b)	in the case of delivery by mail or courier, two Business Days after the date of posting (if posted or couriered to an address in the same country) or five Business Days after the date of posting (if sent by courier to an address in another country); and

(c)	in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error.
but if the result is that a Notice would be taken to be given or made on a day which is not a Business Day in the place to which the notice or communication is sent or is received later than 4:00 pm (local time), it will be taken to have been given or made at the commencement of the next Business Day in that place.
Waiver
18.2 The failure of either party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof will not constitute a waiver of any provision of this Agreement or limit such party’s right thereafter to enforce any provision or exercise any right.
Modification
18.3 No modification of this Agreement will be valid unless made in writing and duly executed by both parties.
Further Assurances
18.4 Each of the parties will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.
Entire Agreement
18.5 This Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings, whether written or oral, between the parties relating to the subject matter hereof.
Assignment
18.6 Except as expressly permitted elsewhere in this Agreement, neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party.
Successors and Assigns
18.7 This Agreement will be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties.

Use of Rio Tinto Name
18.8 Ivanhoe shall not and shall procure that its Affiliates will not, without the prior written consent of Rio Tinto, in any press release, public announcement or other publication include or refer to “Rio Tinto” or the name of any other member of the Rio Tinto Group or to the Rio Tinto group of companies generally, except as may be required by Applicable Law or the rules of any stock exchange.
Time
18.9 Time is of the essence of this Agreement.
Governing Law
18.10 This Agreement will be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.
Counterparts
18.11 This Agreement may be executed in any number of counterparts, and it will not be necessary that the signatures of both parties be contained on any counterpart. Each counterpart will be deemed an original, but all counterparts together will constitute one and the same instrument. Either party may deliver an executed copy of this Agreement by facsimile or e-mail transmission, provided such party shall thereafter deliver to the other party an original executed copy of this Agreement.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By
Title:

IVANHOE MINES LTD.

By
Title:

SCHEDULE “A”
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES BEFORE ●, 2007.
THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) OR A PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND THE UNDERLYING SECURITIES ISSUABLE UPON THE EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.
SERIES A WARRANTS TO PURCHASE COMMON SHARES
OF
IVANHOE MINES LTD.
(Incorporated under the laws of the Yukon Territory)

CERTIFICATE	46,026,522
NUMBER A -1	SERIES A
WARRANTS

     THIS CERTIFIES THAT, for value received, RIO TINTO INTERNATIONAL HOLDINGS LIMITED (the “Holder”) is entitled, at any time during the Exercise Period, to purchase, at the Exercise Price, one Common Share in the capital of IVANHOE MINES LTD. (the “Company”), in respect of each Series A Warrant evidenced by this Series A Warrant certificate, by surrendering to the Company at its principal office located at Suite 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, Attention: Corporate Secretary, this Series A Warrant certificate, together with a Subscription Form, duly completed and executed, and a bank draft, certified cheque or wire transfer payable to the order of the Company, in lawful money of the United States of America an amount equal to the product of the then prevailing Exercise Price multiplied by the number of Common Shares stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Series A Warrants evidenced by this Series A Warrant certificate.
     These Series A Warrants and the Common Shares issuable upon the exercise of these Series

A Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. These Series A Warrants may not be exercised in the United States or by or on behalf of any U.S. Person (as defined in Regulation S under the U.S. Securities Act) or person in the United States, unless these Warrants and the Common Shares issuable upon exercise hereof have been registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.
1. Definitions
1.1 In this Warrant, including the preamble, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings namely:
(a)	“Applicable Law” has the meaning assigned to it in the Private Placement Agreement;

(b)	“Business Day” has the meaning assigned to it in the Private Placement Agreement;

(c)	“Common Shares” means the common shares without par value in the capital of the Company as such shares are constituted on the date of the Private Placement Agreement, as the same may be reorganized, reclassified or redesignated pursuant to any of the events set out in Part 10 hereof;

(d)	“Company” means Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, and its successors;

(e)	“Company Shareholder Approval” means approval of the Holder’s right to exercise the Series A Warrants to acquire the maximum number of Common Shares that may be acquired by the Holder from time to time pursuant to this Series A Warrant certificate given by a majority of the votes cast by holders of Common Shares present in person or by proxy at a special meeting of holders of Common Shares convened pursuant to the terms of the Private Placement Agreement;

(f)	“Company Shareholder Approval Date” means the date upon which Company Shareholder Approval is obtained by the Company;

(g)	“Current Market Price” of the Common Shares at any date, means the weighted average of the sale prices per Common Share at which the Common Shares have traded on the Exchange, or, if the Common Shares in respect of which a determination of current market price is being made are not listed thereon, on such stock exchange or securities market on which such shares are listed or quoted as may be selected for such purpose by the Company’s board of directors, or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market, for any twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days and ending not fewer than five (5) trading days before such date; provided, however, if such Common Shares are not traded during such forty (40) trading day period for at least twenty (20) consecutive trading days, the simple average of the following prices established for each of twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days before such date:
(i)	the average of the bid and ask prices for each day on which there was no trading, and

(ii)	the closing price of the Common Shares for each day on which there was trading, or, in the event that, at any date, the Common Shares are not listed on any stock exchange or securities market or on the over-the-counter market, the current market price shall be as determined by the Company’s board of directors or such firm of independent chartered accountants as may be selected by the Company’s board of directors, acting reasonably and in good faith in their sole discretion; for these purposes, the weighted average price for any period shall be determined by dividing the aggregate sale prices during such period by the total number of Common Shares sold during such period;
(h)	“Exchange” means the Toronto Stock Exchange;

(i)	“Exercise Clearance Date” means the later of:
(i)	the Company Shareholder Approval Date; and

(ii)	the Regulatory Approval Date;
(j)	“Exercise Period” means the period of time commencing on the Exercise Clearance Date and ending on the the three hundred and sixty-fifth (365th) day after the Warrant Determination Date;

(k)	“Exercise Price” means an amount per Common Share in lawful money of the United States of America equal to,
(i)	eight dollars and thirty eight cents ($8.38) during the period of time commencing on the Company Shareholder Approval Date and ending on the one hundred and eightieth (180th) day after the Warrant Determination Date; and

(ii)	eight dollars and fifty four cents ($8.54) during the period commencing on the one hundred and eighty first (181st) day after the Warrant Determination Date and ending on the three hundred and sixty-fifth (365th) day after the Warrant Determination Date;

     unless such price shall have been adjusted in accordance with the provisions of Part 10, in which case it shall mean the adjusted price in effect at such time;
(l)	“Expiry Time” means (i) immediately upon termination of the Ivanhoe Meeting, if the Company Shareholder Approval is not obtained at the Ivanhoe Meeting, or (ii) 5:00 o’clock in the afternoon, Vancouver time, on the last day of the Exercise Period, if the Company Shareholder Approval is obtained at the Ivanhoe Meeting;

(m)	“Holder” means Rio Tinto International Holdings Limited, a corporation incorporated under the laws of England and Wales and its successors;

(n)	“Ivanhoe Meeting” has the meaning assigned to it in the Private Placement Agreement;

(o)	“Notice” has the meaning assigned to it in the Private Placement Agreement;

(p)	“person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof;

(q)	“Private Placement Agreement” means the agreement made as of the 18th day of October 2006 between the Company and the Holder providing for, among other things, the issuance of the Series A Warrants;

(r)	“Regulatory Approval” means approval under the Investment Canada Act (Canada) of the Holder’s right to exercise the Series A Warrants, to the extent such approval is required in the reasonable opinion of the Holder;

(s)	“Regulatory Approval Date” means the date upon which the Holder delivers to the Company written evidence of Regulatory Approval;

(t)	“Rio Tinto Group” has the meaning assigned to it in the Private Placement Agreement;

(u)	“Series A Warrants” means the share purchase warrants of the Company evidenced by, and governed by the terms of, this Series A Warrant certificate;

(v)	“Subscription Form” means the form of subscription annexed hereto as Appendix “1”; and

(w)	“Subsidiary” has the meaning assigned to it in the Private Placement Agreement;

(x)	“Warrant Determination Date” has the meaning assigned to it in the Private Placement Agreement;

(y)	“this Series A Warrant certificate”, “Series A Warrant”, “herein”, “hereby”, “hereof”, “hereto”, “hereunder” and similar expressions mean or refer to this Series A Warrant certificate and any deed or instrument supplemental or ancillary thereto and any appendices or schedules hereto or thereto and not to any particular article, section, subsection, clause, subclause or other portion hereof.
2. Exercise Period
2.1 The Series A Warrants shall be exercisable during the Exercise Period.
3. Expiry Time
3.1 After the Expiry Time, all rights under any Series A Warrants evidenced hereby which remain unexercised at the Expiry Time shall wholly cease and terminate and such Series A Warrants shall be null and void and of no value or effect.
4. Exercise Procedure
4.1 The Holder may exercise its rights hereunder to purchase Common Shares during the Exercise Period by delivering to the Company in accordance with Part 24 hereof:
(a)	this Series A Warrant certificate, with the Subscription Form duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company; and

(b)	a bank draft or certified cheque payable, or wire transfer confirmation in writing evidencing payment, to the order of the Company, in lawful money of the United States of America an amount equal to the product of the then prevailing Exercise Price multiplied by the number of Common Shares stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Series A Warrants evidenced by this Series A Warrant certificate.
5. Entitlement to Certificate
5.1 Upon delivery and payment as provided in Part 4, the Company shall cause to be issued to the Holder the Common Shares subscribed for up to the maximum number that the Holder is entitled to purchase pursuant to this Series A Warrant certificate and the Holder shall become a shareholder of the Company in respect of such Common Shares with effect from the date of such delivery and payment and shall be entitled to delivery of a certificate or certificates evidencing such Common Shares and the Company shall cause such certificate or certificates to be delivered to the Holder in accordance with Part 24 hereof within three (3) Business Days of such delivery and payment.
6. Partial Exercise
6.1 The Holder may subscribe for and purchase a number of Common Shares less than the number the Holder is entitled to purchase pursuant to this Series A Warrant certificate. In the event of any such partial subscription and purchase prior to the Expiry Time, the Holder shall be entitled to receive, without charge, a new Series A Warrant certificate in respect of the balance of the Common Shares of which the Holder was entitled to purchase pursuant to this Series A Warrant certificate and which were then not purchased.
7. No Fractional Shares
7.1 Notwithstanding any adjustments provided for in Part 10 hereof or otherwise, the Company shall not be required upon the exercise of any Series A Warrants, to issue fractional Common Shares in satisfaction of its obligations hereunder. To the extent that the Holder would be entitled to purchase a fraction of a Common Share, such right may be exercised in respect of such fraction only in combination with other rights which, in the aggregate, entitle the Holder to purchase a whole number of Common Shares.
8. Not a Shareholder
8.1 Nothing in this Series A Warrant certificate or in the holding of the Series A Warrants evidenced hereby shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company.
9. Covenants
9.1 The Company hereby covenants and agrees that:
(a)	so long as any Series A Warrants evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the maximum right of purchase provided for herein;

(b)	all Common Shares which shall be issued upon the exercise of any Series A Warrants hereunder shall, upon payment therefor of the then prevailing Exercise Price, be issued as fully paid and non-assessable Common Shares; and

(c)	it will at its expense expediously use its best efforts to obtain the listing of such Common Shares (subject to issue and notice of issue) on each stock exchange, securities market or over-the-counter market on which the Common Shares may be listed from time to time.
10. Adjustment to Exercise Price
10.1 The Exercise Price in effect at any time is subject to adjustment from time to time in the events and in the manner provided in this Part 10.

10.2 If, and whenever at any time after the date hereof, the Company:
(a)	issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend; or

(b)	makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares; or

(c)	subdivides its outstanding Common Shares into a greater number of shares; or

(d)	consolidates its outstanding Common Shares into a lesser number of shares;
(any of such events being called a “Common Share Reorganization”), then the Exercise Price will be adjusted effective immediately after the effective date or record date, whichever is earlier, for the happening of a Common Share Reorganization at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).
10.3 To the extent that any adjustment in the Exercise Price occurs pursuant to Section 10.2 as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right. If the Holder has not exercised all of the Series A Warrants on or prior to the record date of any stock dividend or distribution or the effective date of any subdivision or consolidation, as the case may be, upon the exercise of such Series A Warrants thereafter, the Holder shall be entitled to receive and shall accept in lieu of the number of Common Shares then subscribed for and purchased by the Holder, at the Exercise Price determined in accordance with Section 10.2, the aggregate number of Common Shares that the Holder would have been entitled to receive as a result of such Common Share Reorganization, if, on such record date or effective date, as the case may be, the Holder had been the holder of record of the number of Common Shares so subscribed for and purchased.
10.4 If, and whenever at any time after the date hereof, the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where:

(a)	the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares, expires not more than forty five (45) days after the date of such issue (the period from the record date to the date of expiry being referred to as the “Rights Period”); and

(b)	the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (such cost being referred to as the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date;
(any of such events being referred to as a “Rights Offering”), then the Exercise Price will be adjusted to a price determined in accordance with Section 10.5.
10.5 In the event of a Rights Offering, the Exercise Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:
(a)	the numerator of which is the aggregate of:
(i)	the number of Common Shares outstanding as of the record date for the Rights Offering; and
(ii)	a number determined by dividing the product of the Per Share Cost and:
A.	where the event giving rise to the application of this Section 10.5 was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

B.	where the event giving rise to the application of this Section 10.5 was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities so subscribed for or purchased during the Rights Period could have been exchanged or into which they could have been converted, by the Current Market Price of the Common Shares as of the record date for the Rights Offering; and
(b)	the denominator of which is

(i)	in the case described in subsection 10.5(a)(ii)A., the number of Common Shares outstanding, or
(ii)	in the case described in subsection 10.5(a)(ii)B., the number of Common Shares that would be outstanding if all the Common Shares described in subsection 10.5(a)(ii)B. had been issued, as at the end of the Rights Period.
Any Common Shares owned by or held for the account of the Company or any Subsidiary of the Company will be deemed not to be outstanding for the purpose of any such computation.
10.6 If, by the terms of any rights, options or warrants referred to in this Part 10, there is more than one purchase, conversion or exchange price per Common Share, the Per Share Cost will be calculated for purposes of the adjustment with reference to the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be.
10.7 To the extent that any adjustment in the Exercise Price occurs pursuant to Section 10.5 as a result of the the issue or distribution of rights, options or warrants referred to in Section 10.5, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.
10.8 If the Holder has exercised any Series A Warrants in accordance herewith during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period therefor, the Holder will, in addition to the Common Shares to which it is otherwise entitled upon such exercise, be entitled to that number of additional Common Shares equal to the result obtained when the difference, if any, between:
(a)	the Exercise Price in effect immediately prior to the end of such Rights Offering; and

(b)	the Exercise Price as adjusted hereunder for such Rights Offering;
is multiplied by the number of Common Shares received upon the exercise of such Series A Warrants during such period, and the resulting product is divided by the Exercise Price as adjusted hereunder for such Rights Offering, provided that the provisions of Section 7.1 will be applicable to any fractional interest in a Common Share to which the Holder might otherwise be entitled. Such additional Common Shares will be deemed to have been issued to the Holder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to the Holder within ten (10) Business Days following the end of the Rights Period.

10.9 If, and whenever at any time after the date hereof, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all of its Common Shares of:
(a)	shares of the Company of any class other than Common Shares,

(b)	rights, options or warrants to acquire:
(i)	Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants of the nature described in Section 10.4), or

(ii)	shares other than Common Shares or securities exchangeable for or convertible into shares other than Common Shares or property or other assets of the Company,
(c)	evidences of indebtedness, or

(d)	any property or other assets
and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being referred to as a “Special Distribution”), the Exercise Price will be adjusted in accordance with Section 10.10.
10.10 In the event of a Special Distribution, the Exercise Price will be adjusted effective immediately after the record date for the Special Distribution to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:
(a)	the numerator of which is:
(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(ii)	the aggregate fair market value (as determined by the board of directors of the Company, acting reasonably and in good faith) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and
(b)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.
Any Common Shares owned by or held for the account of the Company or any Subsidiary of the

Company will be deemed not to be outstanding for the purpose of any such computation.
10.11 To the extent that any adjustment in the Exercise Price occurs pursuant to Section 10.10 as a result of the the issue or distribution of rights, options or warrants referred to in Section 10.10, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.
10.12 If, and whenever at any time after the date hereof, there is a reclassification or redesignation of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification or redesignation of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being referred to as a “Capital Reorganization”), the Holder, upon exercising any Series A Warrants after the effective date of such Capital Reorganization, will be entitled to receive in lieu of the number of Common Shares to which such Holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which such Holder was theretofore entitled upon exercise of such Series A Warrants.
10.13 If, and whenever at any time after the date hereof, there is a Common Share Reorganization, a Rights Offering or a Special Distribution, that results in an adjustment pursuant to Sections 10.2, 10.5 or 10.10, as the case may be, or a readjustment pursuant to Sections 10.3, 10.7 or 10.11, as the case may be, in the Exercise Price, then the number of Common Shares acquirable upon the subsequent exercise of the Series A Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares acquirable upon the exercise of the Series A Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.
11. Rules Regarding Calculation of Adjustment of Exercise Price
11.1 The adjustments provided for in Part 10 are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following provisions of this Part 11.
11.2 No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price; provided, however, that any adjustments which, except for the provisions of this Section 11.2, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

11.3 No adjustment in the Exercise Price (or in the number of Common Shares acquirable upon the exercise of the Series A Warrants pursuant to Section 10.13) will be made in respect of any event described in Part 10, other than the events referred to in subsections 10(2)(c) and (d), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised its Series A Warrants prior to or on the effective date or record date of such event, or if the Company makes adequate provision for the Holder to participate in such event on the same terms or with the same effect, mutatis mutandis, upon the subsequent exercise of the Series A Warrants (the adequacy of such provisions to be determined by the Holder in its sole discretion, acting reasonably).
11.4 No adjustment in the Exercise Price will be made under Part 10 in respect of the issue from time to time of Common Shares as dividends paid in the ordinary course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue will be deemed not to be a Common Share Reorganization.
11.5 If at any time a dispute arises with respect to adjustments provided for in Part 10, such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the board of directors of the Company, acting reasonably and in good faith, and any such determination will be binding upon the Company, the Holder and the shareholders of the Company.
11.6 If, and whenever at any time after the date hereof, the Company takes any action affecting the Common Shares, other than action described in Part 10, which in the opinion of the board of directors of the Company, acting reasonably and in good faith, would materially affect the rights of the Holder, the Exercise Price will be adjusted in such manner, if any, and at such time, by action of the board of directors of the Company, acting reasonably and in good faith, but subject in all cases to any necessary Exchange approval or other regulatory approval. Failure by the board of directors of the Company to take action so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances.
11.7 If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be required by reason of the setting of such record date.
11.8 In the absence of a resolution of the board of directors of the Company fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.
11.9 As a condition precedent to the taking of any action which would require any adjustment to the Series A Warrants, including the Exercise Price, the Company must take any corporate action which may be necessary in order that the Company have unissued and reserved in its authorized capital, and may validly and legally issue as fully paid and non-assessable, all the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.
11.10 The Company will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Part 10, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exercise Price.
11.11 The Company covenants to and in favour of the Holder that so long as any Series A Warrants remain outstanding, it will give notice to the Holder of its intention to fix a record date for any Common Share Reorganization (other than the subdivision or consolidation of the Common Shares), Rights Offering or Special Distribution which may give rise to an adjustment in the Exercise Price, and, in each case, such notice must specify the particulars of such event and the record date and the effective date for such event; provided that the Company is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice must be given not less than fourteen (14) days in each case prior to such applicable record date or effective date.
12. Consolidation and Amalgamation
12.1 The Company shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the successor corporation shall have executed such instruments and done such things as, in the opinion of counsel to the Holder, are necessary or advisable to establish that upon the consummation of such transaction:
(a)	the successor corporation will have assumed all the covenants and obligations of the Company under this Series A Warrant certificate; and

(b)	this Series A Warrant certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Series A Warrant certificate.
12.2 Whenever the conditions of Section 12.1 shall have been duly observed and performed the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Company under this Series A Warrant certificate in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the successor corporation.
13. Representation and Warranty

13.1 The Company hereby represents and warrants with and to the Holder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue the Series A Warrants represented hereby and the Common Shares issuable upon the exercise hereof and to perform its obligations hereunder and that this Series A Warrant certificate represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.
14. If Share Transfer Books Closed
14.1 The Company shall not be required to deliver certificates for Common Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and, in the event of the exercise of any Series A Warrants in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares pursuant thereto during any such period, delivery of certificates for Common Shares may be postponed for a period not exceeding three (3) Business Days after the date of the re-opening of said share transfer books. Provided however that any such postponement of delivery of certificates shall be without prejudice to the right of the Holder, if the Holder has exercised any Series A Warrants and made payment during such period, to receive such certificates for the Common Shares subscribed for after the share transfer books shall have been re-opened.
15. Protection of Shareholders, Officers and Directors
15.1 Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement herein contained or in any of the Series A Warrants represented hereby shall be taken against any shareholder, officer or director of the Company, either directly or through the Company, it being expressly agreed and declared that the obligations under the Series A Warrants evidenced hereby, are solely corporate obligations of the Company and that no personal liability whatever shall attach to or be incurred by the shareholders, officers, or directors of the Company or any of them in respect thereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Series A Warrants evidenced hereby.
16. Lost Certificate
16.1 If the Series A Warrant certificate evidencing the Series A Warrants represented hereby becomes stolen, lost, mutilated or destroyed, the Company may, upon delivery to it by the Holder of an appropriate indemnity, issue and countersign a new Series A Warrant certificate of like denomination, tenor and date as the certificate so stolen, lost mutilated or destroyed.
17. Governing Law

17.1 This Warrant shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.
18. Severability
18.1 If any one or more of the provisions or parts thereof contained in this Series A Warrant certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:
(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Series A Warrant certificate in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Series A Warrant certificate in any other jurisdiction.
19. Headings
19.1 The headings of the Parts of this Series A Warrant certificate have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Series A Warrant certificate.
20. Gender
20.1 Whenever used in this Warrant, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender.
21. Day not a Business Day
21.1 In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day. If the payment of any amount is deferred for any period, then such period shall be included for purposes of the computation of any interest payable hereunder.
22. Computation of Time Period

22.1 Except to the extent otherwise provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.
23. Binding Effect
23.1 This Warrant and all of its provisions shall enure to the benefit of the Holder, and their respective heirs, executors, administrators, successors, legal representatives and assigns and shall be binding upon the Company and its successors and permitted assigns. The expression the “Holder” as used herein shall include the Holder’s assigns whether immediate or derivative.
24. Notice
24.1 Any notice, document, communication or delivery required or permitted by this Series A Warrant certificate will be deemed to be duly given if it is made in accordance with the terms of the Private Placement Agreement governing the giving of Notice thereunder.
25. Time of Essence
25.1 Time shall be of the essence hereof.
26. Limited Transferability of Warrants
26.1 The Series A Warrants represented by this Series A Warrant certificate are non-transferable other than to any person who is a member of the Rio Tinto Group who covenants and agrees in writing with the Company to assume all of the Holder’s obligations under the Private Placement Agreement in respect of the Series A Warrants or any Common Shares acquired by it.
27. Legends
27.1 Any certificate representing Common Shares issued upon the exercise of the Series A Warrants
(a)	prior to the date which is four months and one day after the date hereof will bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES BEFORE ●, 200●.”

provided that at any time subsequent to the date which is four months and one day after the date hereof any certificate representing such Common Shares may be exchanged for a certificate bearing no such legends; and

(b)	at any time during the Exercise Period will bear the the following legends:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) NOR THE SECURITIES ACT OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS THEYHAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.”;

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE BUT CANNOT BE TRADED THROUGH THE FACILITIES OF THE EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.” ;

provided that, at any time and from time to time, the Holder may exchange a certificate bearing the foregoing restrictive legends for a certificate bearing no such legend upon having furnished evidence satisfactory to the Company, acting reasonably, which may include an opinion of counsel, that the removal of such restrictive legends would not be contrary to Applicable Law.
     IN WITNESS WHEREOF the Company has caused this Warrant certificate to be signed by its duly authorized officer as of this                     day of                      2006.

IVANHOE MINES LTD.

Per:
Authorized Signatory

APPENDIX “1”
SUBSCRIPTION FORM
TO:        IVANHOE MINES LTD.
               The undersigned holder of the attached Series A Warrant certificate hereby irrevocably subscribes for                      Common Shares of Ivanhoe Mines Ltd. (the “Company”) pursuant to the attached Series A Warrant certificate at the Exercise Price per share specified in the said Series A Warrant certificate and encloses herewith payment of the subscription price therefor in accordance with the terms of the Series A Warrant certificate.
The undersigned acknowledges and understands that the Common Shares issuable upon exercise of the Series A Warrant have not been under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and therefore, the Series A Warrant may not be exercised within the United States or on behalf of any U. S. person (as defined in Regulation S under the U.S. Securities Act), except upon registration or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.
The undersigned hereby represents for the benefit of the Company that it (i) at the time of exercise of the Series A Warrants, is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the U.S. Securities Act and is not exercising any Series A Warrants on behalf of a “U.S. person”; and (iii) did not execute or deliver this subscription form in the United States;
If any Series A Warrants represented by the attached Series A Warrant certificate are not being exercised, a new Series A Warrant certificate will be issued and delivered with the Common Share certificates.
Please issue a certificate for the shares being purchased as follows in the name of the undersigned:

NAME:
(please print)

ADDRESS:

DATED this                      day of                                         ,                     .

(Signature)

SCHEDULE “B”
UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES BEFORE ●, 2007.
THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) OR A PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND THE UNDERLYING SECURITIES ISSUABLE UPON THE EXERCISE THEREOF HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.
SERIES B WARRANTS TO PURCHASE COMMON SHARES
OF
IVANHOE MINES LTD.
(Incorporated under the laws of the Yukon Territory)

CERTIFICATE	46,026,522
NUMBER B -1	SERIES B
WARRANTS

     THIS CERTIFIES THAT, for value received, RIO TINTO INTERNATIONAL HOLDINGS LIMITED (the “Holder”) is entitled, at any time during the Exercise Period, to purchase, at the Exercise Price, one Common Share in the capital of IVANHOE MINES LTD. (the “Company”), in respect of each Series B Warrant evidenced by this Series B Warrant certificate, by surrendering to the Company at its principal office located at Suite 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, Attention: Corporate Secretary, this Series B Warrant certificate, together with a Subscription Form, duly completed and executed, and a bank draft, certified cheque or wire transfer payable to the order of the Company, in lawful money of the United States of America an amount equal to the product of the then prevailing Exercise Price multiplied by the number of Common Shares stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Series B Warrants evidenced by this Series B Warrant certificate.
     These Series B Warrants and the Common Shares issuable upon the exercise of these Series

B Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. These Series B Warrants may not be exercised in the United States or by or on behalf of any U.S. Person (as defined in Regulation S under the U.S. Securities Act) or person in the United States, unless these Warrants and the Common Shares issuable upon exercise hereof have been registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.
1. Definitions
1.1 In this Warrant, including the preamble, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings namely:
(a)	“Applicable Law” has the meaning assigned to it in the Private Placement Agreement;

(b)	“Business Day” has the meaning assigned to it in the Private Placement Agreement;

(c)	“Common Shares” means the common shares without par value in the capital of the Company as such shares are constituted on the date of the Private Placement Agreement, as the same may be reorganized, reclassified or redesignated pursuant to any of the events set out in Part 10 hereof;

(d)	“Company” means Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, and its successors;

(e)	“Company Shareholder Approval” means approval of the Holder’s right to exercise the Series B Warrants to acquire the maximum number of Common Shares that may be acquired by the Holder from time to time pursuant to this Series B Warrant certificate given by a majority of the votes cast by holders of Common Shares present in person or by proxy at a special meeting of holders of Common Shares convened pursuant to the terms of the Private Placement Agreement;

(f)	“Company Shareholder Approval Date” means the date upon which Company Shareholder Approval is obtained by the Company;

(g)	“Current Market Price” of the Common Shares at any date, means the weighted average of the sale prices per Common Share at which the Common Shares have traded on the Exchange, or, if the Common Shares in respect of which a determination of current market price is being made are not listed thereon, on such stock exchange or securities market on which such shares are listed or quoted as may be selected for such purpose by the Company’s board of directors, or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market, for any twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days and ending not fewer than five (5) trading days before such date; provided, however, if such Common Shares are not traded during such forty (40) trading day period for at least twenty (20) consecutive trading days, the simple average of the following prices established for each of twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days before such date:
(i)	the average of the bid and ask prices for each day on which there was no trading, and
(ii)	the closing price of the Common Shares for each day on which there was trading, or, in the event that, at any date, the Common Shares are not listed on any stock exchange or securities market or on the over-the-counter market, the current market price shall be as determined by the Company’s board of directors or such firm of independent chartered accountants as may be selected by the Company’s board of directors, acting reasonably and in good faith in their sole discretion; for these purposes, the weighted average price for any period shall be determined by dividing the aggregate sale prices during such period by the total number of Common Shares sold during such period;
(h)	“Exchange” means the Toronto Stock Exchange;

(i)	“Exercise Clearance Date” means the later of:
(i)	the Company Shareholder Approval Date; and

(ii)	the Regulatory Approval Date;
(j)	“Exercise Period” means the period of time commencing on the Exercise Clearance Date and ending on the the seven hundred and twenty-fifth (725th) day after the Warrant Determination Date;

(k)	“Exercise Price” means an amount per Common Share in lawful money of the United States of America equal to,
(i)	eight dollars and thirty eight cents ($8.38) during the period of time commencing on the Company Shareholder Approval Date and ending on the one hundred and eightieth (180th) day after the Warrant Determination Date; and

(ii)	eight dollars and fifty four cents ($8.54) during the period commencing on the one hundred and eighty first (181st) day after the Warrant Determination Date and ending on the three hundred and sixty-fifth (365th) day after the Warrant Determination Date;

(iii)	eight dollars and eighty eight cents ($8.88) during the period commencing on the three hundred and sixty-sixth (366th) day after the Warrant Determination Date and ending on the five hundred and forty-fifth (545th) day after the Warrant Determination Date; and

(iv)	nine dollars and two cents ($9.02) during the period commencing on the five hundred and forty-sixth (546th) day after the Warrant Determination Date and ending on the seven hundred and twenty-fifth (725th) day after the Warrant Determination Date.
unless such price shall have been adjusted in accordance with the provisions of Part 10, in which case it shall mean the adjusted price in effect at such time;
(l)	“Expiry Time” means (i) immediately upon termination of the Ivanhoe Meeting, if the Company Shareholder Approval is not obtained at the Ivanhoe Meeting, or (ii) 5:00 o’clock in the afternoon, Vancouver time, on the last day of the Exercise Period, if the Company Shareholder Approval is obtained at the Ivanhoe Meeting;

(m)	“Holder” means Rio Tinto International Holdings Limited, a corporation incorporated under the laws of England and Wales and its successors;

(n)	“Ivanhoe Meeting” has the meaning assigned to it in the Private Placement Agreement;

(o)	“Notice” has the meaning assigned to it in the Private Placement Agreement;

(p)	“person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof;

(q)	“Private Placement Agreement” means the agreement made as of the 18th day of October 2006 between the Company and the Holder providing for, among other things, the issuance of the Series B Warrants;

(r)	“Regulatory Approval” means approval under the Investment Canada Act (Canada) of the Holder’s right to exercise the Series B Warrants, to the extent such approval is required in the reasonable opinion of the Holder;

(s)	“Regulatory Approval Date” means the date upon which the Holder delivers to the Company written evidence of Regulatory Approval;

(t)	“Rio Tinto Group” has the meaning assigned to it in the Private Placement Agreement;

(u)	“Series B Warrants” means the share purchase warrants of the Company evidenced by, and governed by the terms of, this Series B Warrant certificate;

(v)	“Subscription Form” means the form of subscription annexed hereto as Appendix “1”; and

(w)	“Subsidiary” has the meaning assigned to it in the Private Placement Agreement;

(x)	“Warrant Determination Date” has the meaning assigned to it in the Private Placement Agreement;

(y)	“this Series B Warrant certificate”, “Series B Warrant”, “herein”, “hereby”, “hereof”, “hereto”, “hereunder” and similar expressions mean or refer to this Series B Warrant certificate and any deed or instrument supplemental or ancillary thereto and any appendices or schedules hereto or thereto and not to any particular article, section, subsection, clause, subclause or other portion hereof.
2. Exercise Period
2.1 The Series B Warrants shall be exercisable during the Exercise Period.
3. Expiry Time
3.1 After the Expiry Time, all rights under any Series B Warrants evidenced hereby which remain unexercised at the Expiry Time shall wholly cease and terminate and such Series B Warrants shall be null and void and of no value or effect.
4. Exercise Procedure
4.1 The Holder may exercise its rights hereunder to purchase Common Shares during the Exercise Period by delivering to the Company in accordance with Part 24 hereof:
(a)	this Series B Warrant certificate, with the Subscription Form duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company; and

(b)	a bank draft or certified cheque payable, or wire transfer confirmation in writing evidencing payment, to the order of the Company, in lawful money of the United States of America an amount equal to the product of the then prevailing Exercise Price multiplied by the number of Common Shares stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Series B Warrants evidenced by this Series B Warrant certificate.
5. Entitlement to Certificate
5.1 Upon delivery and payment as provided in Part 4, the Company shall cause to be issued to the

Holder the Common Shares subscribed for up to the maximum number that the Holder is entitled to purchase pursuant to this Series B Warrant certificate and the Holder shall become a shareholder of the Company in respect of such Common Shares with effect from the date of such delivery and payment and shall be entitled to delivery of a certificate or certificates evidencing such Common Shares and the Company shall cause such certificate or certificates to be delivered to the Holder in accordance with Part 24 hereof within three (3) Business Days of such delivery and payment.
6. Partial Exercise
6.1 The Holder may subscribe for and purchase a number of Common Shares less than the number the Holder is entitled to purchase pursuant to this Series B Warrant certificate. In the event of any such partial subscription and purchase prior to the Expiry Time, the Holder shall be entitled to receive, without charge, a new Series B Warrant certificate in respect of the balance of the Common Shares of which the Holder was entitled to purchase pursuant to this Series B Warrant certificate and which were then not purchased.
7. No Fractional Shares
7.1 Notwithstanding any adjustments provided for in Part 10 hereof or otherwise, the Company shall not be required upon the exercise of any Series B Warrants, to issue fractional Common Shares in satisfaction of its obligations hereunder. To the extent that the Holder would be entitled to purchase a fraction of a Common Share, such right may be exercised in respect of such fraction only in combination with other rights which, in the aggregate, entitle the Holder to purchase a whole number of Common Shares.
8. Not a Shareholder
8.1 Nothing in this Series B Warrant certificate or in the holding of the Series B Warrants evidenced hereby shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company.
9. Covenants
9.1 The Company hereby covenants and agrees that:
(a)	so long as any Series B Warrants evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the maximum right of purchase provided for herein;

(b)	all Common Shares which shall be issued upon the exercise of any Series B Warrants hereunder shall, upon payment therefor of the then prevailing Exercise Price, be issued as fully paid and non-assessable Common Shares; and

(c)	it will at its expense expediously use its best efforts to obtain the listing of such Common Shares (subject to issue and notice of issue) on each stock exchange, securities market or over-the-counter market on which the Common Shares may be listed from time to time.
10. Adjustment to Exercise Price
10.1 The Exercise Price in effect at any time is subject to adjustment from time to time in the events and in the manner provided in this Part 10.
10.2 If, and whenever at any time after the date hereof, the Company:
(a)	issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend; or

(b)	makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares; or

(c)	subdivides its outstanding Common Shares into a greater number of shares; or

(d)	consolidates its outstanding Common Shares into a lesser number of shares;
(any of such events being called a “Common Share Reorganization”), then the Exercise Price will be adjusted effective immediately after the effective date or record date, whichever is earlier, for the happening of a Common Share Reorganization at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).
10.3 To the extent that any adjustment in the Exercise Price occurs pursuant to Section 10.2 as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right. If the Holder has not exercised all of the Series B Warrants on or prior to the record date of any stock dividend or distribution or the effective date of any subdivision or consolidation, as the case may be, upon the exercise of such Series B Warrants thereafter, the Holder shall be entitled to receive and shall accept in lieu of the number of Common Shares then subscribed for and purchased by the Holder, at the Exercise Price determined in accordance with Section 10.2, the aggregate number of Common Shares that the Holder would have been entitled to receive as a result of such Common Share Reorganization, if, on such record date or effective date, as the case may be, the Holder had been the holder of record of the number of Common Shares so subscribed for and purchased.
10.4 If, and whenever at any time after the date hereof, the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where:
(a)	the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares, expires not more than forty five (45) days after the date of such issue (the period from the record date to the date of expiry being referred to as the “Rights Period”); and

(b)	the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (such cost being referred to as the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date;
(any of such events being referred to as a “Rights Offering”), then the Exercise Price will be adjusted to a price determined in accordance with Section 10.5.
10.5 In the event of a Rights Offering, the Exercise Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:
(a)	the numerator of which is the aggregate of:
(i)	the number of Common Shares outstanding as of the record date for the Rights Offering; and

(ii)	a number determined by dividing the product of the Per Share Cost and:
A.	where the event giving rise to the application of this Section 10.5 was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

B.	where the event giving rise to the application of this Section 10.5 was the issue of rights, options or warrants to the holders of Common

Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities so subscribed for or purchased during the Rights Period could have been exchanged or into which they could have been converted, by the Current Market Price of the Common Shares as of the record date for the Rights Offering; and
(b)	the denominator of which is
(i)	in the case described in subsection 10.5(a)(ii)A., the number of Common Shares outstanding, or

(ii)	in the case described in subsection 10.5(a)(ii)B., the number of Common Shares that would be outstanding if all the Common Shares described in subsection 10.5(a)(ii)B. had been issued, as at the end of the Rights Period.
Any Common Shares owned by or held for the account of the Company or any Subsidiary of the Company will be deemed not to be outstanding for the purpose of any such computation.
10.6 If, by the terms of any rights, options or warrants referred to in this Part 10, there is more than one purchase, conversion or exchange price per Common Share, the Per Share Cost will be calculated for purposes of the adjustment with reference to the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be.
10.7 To the extent that any adjustment in the Exercise Price occurs pursuant to Section 10.5 as a result of the the issue or distribution of rights, options or warrants referred to in Section 10.5, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.
10.8 If the Holder has exercised any Series B Warrants in accordance herewith during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period therefor, the Holder will, in addition to the Common Shares to which it is otherwise entitled upon such exercise, be entitled to that number of additional Common Shares equal to the result obtained when the difference, if any, between:
(a)	the Exercise Price in effect immediately prior to the end of such Rights Offering; and

(b)	the Exercise Price as adjusted hereunder for such Rights Offering;
is multiplied by the number of Common Shares received upon the exercise of such Series B Warrants during such period, and the resulting product is divided by the Exercise Price as adjusted hereunder for such Rights Offering, provided that the provisions of Section 7.1 will be applicable to any fractional interest in a Common Share to which the Holder might otherwise be entitled. Such additional Common Shares will be deemed to have been issued to the Holder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to the Holder within ten (10) Business Days following the end of the Rights Period.
10.9 If, and whenever at any time after the date hereof, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all of its Common Shares of:
(a)	shares of the Company of any class other than Common Shares,

(b)	rights, options or warrants to acquire:
(i)	Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants of the nature described in Section 10.4), or

(ii)	shares other than Common Shares or securities exchangeable for or convertible into shares other than Common Shares or property or other assets of the Company,
(c)	evidences of indebtedness, or

(d)	any property or other assets
and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being referred to as a “Special Distribution”), the Exercise Price will be adjusted in accordance with Section 10.10.
10.10 In the event of a Special Distribution, the Exercise Price will be adjusted effective immediately after the record date for the Special Distribution to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:
(a)	the numerator of which is:
(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(ii)	the aggregate fair market value (as determined by the board of directors of the Company, acting reasonably and in good faith) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and
(b)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.
Any Common Shares owned by or held for the account of the Company or any Subsidiary of the Company will be deemed not to be outstanding for the purpose of any such computation.
10.11 To the extent that any adjustment in the Exercise Price occurs pursuant to Section 10.10 as a result of the the issue or distribution of rights, options or warrants referred to in Section 10.10, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.
10.12 If, and whenever at any time after the date hereof, there is a reclassification or redesignation of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification or redesignation of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being referred to as a “Capital Reorganization”), the Holder, upon exercising any Series B Warrants after the effective date of such Capital Reorganization, will be entitled to receive in lieu of the number of Common Shares to which such Holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which such Holder was theretofore entitled upon exercise of such Series B Warrants.
10.13 If, and whenever at any time after the date hereof, there is a Common Share Reorganization, a Rights Offering or a Special Distribution, that results in an adjustment pursuant to Sections 10.2, 10.5 or 10.10, as the case may be, or a readjustment pursuant to Sections 10.3, 10.7 or 10.11, as the case may be, in the Exercise Price, then the number of Common Shares acquirable upon the subsequent exercise of the Series B Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares acquirable upon the exercise of the Series B Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.
11. Rules Regarding Calculation of Adjustment of Exercise Price

11.1 The adjustments provided for in Part 10 are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following provisions of this Part 11.
11.2 No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price; provided, however, that any adjustments which, except for the provisions of this Section 11.2, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.
11.3 No adjustment in the Exercise Price (or in the number of Common Shares acquirable upon the exercise of the Series B Warrants pursuant to Section 10.13) will be made in respect of any event described in Part 10, other than the events referred to in subsections 10(2)(c) and (d), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised its Series B Warrants prior to or on the effective date or record date of such event, or if the Company makes adequate provision for the Holder to participate in such event on the same terms or with the same effect, mutatis mutandis, upon the subsequent exercise of the Series B Warrants (the adequacy of such provisions to be determined by the Holder in its sole discretion, acting reasonably).
11.4 No adjustment in the Exercise Price will be made under Part 10 in respect of the issue from time to time of Common Shares as dividends paid in the ordinary course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue will be deemed not to be a Common Share Reorganization.
11.5 If at any time a dispute arises with respect to adjustments provided for in Part 10, such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the board of directors of the Company, acting reasonably and in good faith, and any such determination will be binding upon the Company, the Holder and the shareholders of the Company.
11.6 If, and whenever at any time after the date hereof, the Company takes any action affecting the Common Shares, other than action described in Part 10, which in the opinion of the board of directors of the Company, acting reasonably and in good faith, would materially affect the rights of the Holder, the Exercise Price will be adjusted in such manner, if any, and at such time, by action of the board of directors of the Company, acting reasonably and in good faith, but subject in all cases to any necessary Exchange approval or other regulatory approval. Failure by the board of directors of the Company to take action so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances.
11.7 If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be required by reason of the setting of such record date.
11.8 In the absence of a resolution of the board of directors of the Company fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.
11.9 As a condition precedent to the taking of any action which would require any adjustment to the Series B Warrants, including the Exercise Price, the Company must take any corporate action which may be necessary in order that the Company have unissued and reserved in its authorized capital, and may validly and legally issue as fully paid and non-assessable, all the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.
11.10 The Company will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Part 10, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exercise Price.
11.11 The Company covenants to and in favour of the Holder that so long as any Series B Warrants remain outstanding, it will give notice to the Holder of its intention to fix a record date for any Common Share Reorganization (other than the subdivision or consolidation of the Common Shares), Rights Offering or Special Distribution which may give rise to an adjustment in the Exercise Price, and, in each case, such notice must specify the particulars of such event and the record date and the effective date for such event; provided that the Company is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice must be given not less than fourteen (14) days in each case prior to such applicable record date or effective date.
12. Consolidation and Amalgamation
12.1 The Company shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the successor corporation shall have executed such instruments and done such things as, in the opinion of counsel to the Holder, are necessary or advisable to establish that upon the consummation of such transaction:
(a)	the successor corporation will have assumed all the covenants and obligations of the Company under this Series B Warrant certificate; and

(b)	this Series B Warrant certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Series B Warrant certificate.
12.2 Whenever the conditions of Section 12.1 shall have been duly observed and performed the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Company under this Series B Warrant certificate in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the successor corporation.
13. Representation and Warranty
13.1 The Company hereby represents and warrants with and to the Holder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue the Series B Warrants represented hereby and the Common Shares issuable upon the exercise hereof and to perform its obligations hereunder and that this Series B Warrant certificate represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.
14. If Share Transfer Books Closed
14.1 The Company shall not be required to deliver certificates for Common Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and, in the event of the exercise of any Series B Warrants in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares pursuant thereto during any such period, delivery of certificates for Common Shares may be postponed for a period not exceeding three (3) Business Days after the date of the re-opening of said share transfer books. Provided however that any such postponement of delivery of certificates shall be without prejudice to the right of the Holder, if the Holder has exercised any Series B Warrants and made payment during such period, to receive such certificates for the Common Shares subscribed for after the share transfer books shall have been re-opened.
15. Protection of Shareholders, Officers and Directors
15.1 Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings. No recourse under or upon any obligation, covenant or agreement herein contained or in any of the Series B Warrants represented hereby shall be taken against any shareholder, officer or director of the Company, either directly or through the Company, it being expressly agreed and declared that the obligations under the Series B Warrants evidenced hereby, are solely corporate obligations of the Company and that no personal liability whatever shall attach to or be incurred by the shareholders, officers, or directors of the Company or any of them in respect thereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Series B Warrants evidenced hereby.
16. Lost Certificate

16.1 If the Series B Warrant certificate evidencing the Series B Warrants represented hereby becomes stolen, lost, mutilated or destroyed, the Company may, upon delivery to it by the Holder of an appropriate indemnity, issue and countersign a new Series B Warrant certificate of like denomination, tenor and date as the certificate so stolen, lost mutilated or destroyed.
17. Governing Law
17.1 This Warrant shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.
18. Severability
18.1 If any one or more of the provisions or parts thereof contained in this Series B Warrant certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:
(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Series B Warrant certificate in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Series B Warrant certificate in any other jurisdiction.
19. Headings
19.1 The headings of the Parts of this Series B Warrant certificate have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Series B Warrant certificate.
20. Gender
20.1 Whenever used in this Warrant, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender.
21. Day not a Business Day

21.1 In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day. If the payment of any amount is deferred for any period, then such period shall be included for purposes of the computation of any interest payable hereunder.
22. Computation of Time Period
22.1 Except to the extent otherwise provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.
23. Binding Effect
23.1 This Warrant and all of its provisions shall enure to the benefit of the Holder, and their respective heirs, executors, administrators, successors, legal representatives and assigns and shall be binding upon the Company and its successors and permitted assigns. The expression the “Holder” as used herein shall include the Holder’s assigns whether immediate or derivative.
24. Notice
24.1 Any notice, document, communication or delivery required or permitted by this Series B Warrant certificate will be deemed to be duly given if it is made in accordance with the terms of the Private Placement Agreement governing the giving of Notice thereunder.
25. Time of Essence
25.1 Time shall be of the essence hereof.
26. Limited Transferability of Warrants
26.1 The Series B Warrants represented by this Series B Warrant certificate are non-transferable other than to any person who is a member of the Rio Tinto Group who covenants and agrees in writing with the Company to assume all of the Holder’s obligations under the Private Placement Agreement in respect of the Series B Warrants or any Common Shares acquired by it.
27. Legends
27.1 Any certificate representing Common Shares issued upon the exercise of the Series B Warrants
(a)	prior to the date which is four months and one day after the date hereof will bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE

SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL NOT TRADE THE SECURITIES BEFORE ●, 200●.”
provided that at any time subsequent to the date which is four months and one day after the date hereof any certificate representing such Common Shares may be exchanged for a certificate bearing no such legends; and
(b)	at any time during the Exercise Period will bear the the following legends:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) NOR THE SECURITIES ACT OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS THEYHAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE SECURITIES LAWS OF ALL APPLICABLE STATES OF THE UNITED STATES OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.”;

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE BUT CANNOT BE TRADED THROUGH THE FACILITIES OF THE EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.” ;

provided that, at any time and from time to time, the Holder may exchange a certificate bearing the foregoing restrictive legends for a certificate bearing no such legend upon having furnished evidence satisfactory to the Company, acting reasonably, which may include an opinion of counsel, that the removal of such restrictive legends would not be contrary to Applicable Law.
     IN WITNESS WHEREOF the Company has caused this Warrant certificate to be signed by its duly authorized officer as of this                     day of                      2006.

IVANHOE MINES LTD.

Per:
Authorized Signatory

APPENDIX “1”
SUBSCRIPTION FORM
TO: IVANHOE MINES LTD.
               The undersigned holder of the attached Series B Warrant certificate hereby irrevocably subscribes for                      Common Shares of Ivanhoe Mines Ltd. (the “Company”) pursuant to the attached Series B Warrant certificate at the Exercise Price per share specified in the said Series B Warrant certificate and encloses herewith payment of the subscription price therefor in accordance with the terms of the Series B Warrant certificate.
The undersigned acknowledges and understands that the Common Shares issuable upon exercise of the Series B Warrant have not been under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and therefore, the Series B Warrant may not be exercised within the United States or on behalf of any U. S. person (as defined in Regulation S under the U.S. Securities Act), except upon registration or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.
The undersigned hereby represents for the benefit of the Company that it (i) at the time of exercise of the Series B Warrants, is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the U.S. Securities Act and is not exercising any Series B Warrants on behalf of a “U.S. person”; and (iii) did not execute or deliver this subscription form in the United States;
If any Series B Warrants represented by the attached Series B Warrant certificate are not being exercised, a new Series B Warrant certificate will be issued and delivered with the Common Share certificates.
Please issue a certificate for the shares being purchased as follows in the name of the undersigned:

NAME:
(please print)

ADDRESS:

DATED this                      day of                     ,                     .

(Signature)

SCHEDULE “C”
REGISTRATION RIGHTS AGREEMENT
          REGISTRATION RIGHTS AGREEMENT, dated as of [______] [___], 2006, by and between Rio Tinto International Holdings Limited, a corporation incorporated under the laws of England and Wales (“Rio Tinto”, and together with its permitted assignees, “Selling Shareholder”), and Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory (“Ivanhoe”).
          WHEREAS, pursuant to that certain Private Placement Agreement, dated as of October 18, 2006 (the “Private Placement Agreement”), by and between Ivanhoe and Rio Tinto, Rio Tinto shall subscribe for and purchase common shares without par value in the capital of Ivanhoe (“Ivanhoe Shares”) pursuant to Sections 2.1 and 2.3 of the Private Placement Agreement;
          WHEREAS, pursuant to the Private Placement Agreement, Rio Tinto shall subscribe for and purchase share purchase warrants (the “Warrants”) exercisable to purchase Ivanhoe Shares pursuant to Section 2.1 of the Private Placement Agreement; and
          WHEREAS, as a condition to the obligations of Rio Tinto to complete the First Tranche Private Placement (as defined in the Private Placement Agreement), Ivanhoe has agreed to provide Rio Tinto certain registration rights with respect to its Ivanhoe Shares.
          NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, it is agreed as follows:
          1. Definitions. (a) Unless otherwise defined herein, the terms below shall have the following meanings (such meanings being equally applicable to both the singular and plural form of the terms defined):
          “Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.
          “Agreement” shall mean this Registration Rights Agreement, including all amendments, modifications and supplements and any exhibits or schedules to any of the foregoing.
          “Business Day” shall mean any day that is not a Saturday, a Sunday or a day on which commercial banks are required or permitted by law to be closed in the City of New York in the State of New York, the City of Vancouver in the Province of British Columbia or the City of London in England.
          “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.
          “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder.
          “NASD” shall mean the National Association of Securities Dealers, Inc., or any successor entity thereof.
          “Person” shall mean any individual, corporation, partnership, joint venture, firm, trust, unincorporated organization, government or any agency or political subdivision thereof or other entity.
          “Registrable Securities” shall mean all and any Ivanhoe Shares held by Selling Shareholder (including any Securities issuable or issued or distributed in respect of any such Ivanhoe Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, reorganization, merger, amalgamation, consolidation or otherwise). For purposes of this Agreement, Registrable Securities shall cease to be Registrable Securities when (i) a Registration Statement (other than a Form F-6 or successor thereto) covering such Registrable Securities has been declared effective under the Securities Act by the SEC and such Registrable Securities have been disposed of pursuant to such effective Registration Statement, (ii) the entire amount of the Registrable Securities proposed to be sold by Selling Shareholder in a single sale, in the opinion of counsel satisfactory to Ivanhoe and Selling Shareholder, each in their reasonable judgment, may be distributed to the public in the United States pursuant to Rule 144 (or any successor provision then in effect) under the Securities Act in any three-month period, (iii) any such Registrable Securities have been sold in a sale made pursuant to Rule 144 (or any successor provision then in effect) under the Securities Act or (iv) the Registrable Securities are saleable pursuant to Rule 144(k) under the Securities Act.
          “Registration Expenses” shall mean all expenses in connection with or incident to the registration of Registrable Securities hereunder, including, without limitation, (a) all SEC and any NASD registration and filing fees and expenses, (b) all fees and expenses in connection with the registration or qualification of Registrable Securities for offering and sale under the securities or “blue sky” laws of any state or other jurisdiction of the United States of America and, in the case of an underwritten offering, determination of their eligibility for investment under the laws of such jurisdictions as the managing underwriter or underwriters may reasonably designate, including, without limitation, reasonable fees and disbursements, if any, of counsel for the underwriters in connection with such registrations or qualifications and determination, (c) all expenses relating to the preparation, printing, distribution and reproduction of any Registration Statement required to be filed hereunder, each prospectus included therein or prepared for distribution pursuant hereto, each amendment or supplement to the foregoing, the expenses of preparing Registrable Securities in a form for delivery for purchase pursuant to such registration or qualification and the expense of printing or producing any underwriting agreement(s) and agreement(s) among underwriters and any “blue sky” or legal investment memoranda, any selling agreements and all other documents approved for use in writing by Ivanhoe to be used in connection with the offering, sale or delivery of Registrable Securities, (d) messenger, telephone and delivery expenses of Ivanhoe and out-of-pocket travel expenses incurred by or for Ivanhoe’s personnel for travel undertaken for any “road show” made in connection with the offering of securities registered thereby, (e) fees and expenses of any transfer agent and registrar with respect to the delivery of any Registrable Securities and any escrow agent or custodian involved in the offering, (f) fees, disbursements and expenses of counsel of Ivanhoe and independent certified public accountants of Ivanhoe incurred in connection with the registration, qualification and offering of the Registrable Securities (including, without limitation, the expenses of any opinions or “comfort” letters required by or incident to such performance and compliance), (g) fees, expenses and disbursements of counsel and any other persons retained by Ivanhoe, including, without limitation, special experts retained by Ivanhoe in connection with such registration, (h) Securities Act liability insurance, if Ivanhoe desires such insurance and (i) the fees and expenses incurred by Ivanhoe and its advisers in connection with the quotation or listing of Registrable Securities on any securities exchange or automated securities quotation system. Any brokerage commissions attributable to the sale of any of the Registrable Securities, and any commissions, fees, discounts or, except as specified in the immediately preceding sentence, expenses of any underwriter or placement agent incurred in connection with an offering of securities registered in accordance with this Agreement and any fees and expenses of any counsel or other advisors to Selling Shareholder and any other out-of-pocket expenses of Selling Shareholder shall not be “Registration Expenses.”
          “Registration Statement” shall mean a Demand Registration Statement, a Shelf Registration Statement or a Piggy-Back Registration Statement, as the case may be.
          “SEC” shall mean the United States Securities and Exchange Commission, or any successor thereto.
          “Securities Act” shall mean the United States Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.
          (b) The following terms have the meanings set forth it the Section set forth opposite such term:

Term	Section
Blackout Period	4
Demand Registration	2(a)
Demand Registration Statement	2(a)
Indemnified Party	8(c)
Indemnifying Party	8(c)
Ivanhoe	Preamble
Ivanhoe Shares	Recitals
Maximum Number of Securities	3(c)
Piggy-Back Registration	3(a)
Piggy-Back Registration Statement	3(a)
Private Placement Agreement	Recitals
Rio Tinto	Preamble

Term	Section
Selling Shareholder	Preamble
Shelf Registration	2(c)
Shelf Registration Statement	2(c)
Warrants	Recitals
          2. Demand Registration.
          (a) At any time after the first (1st) anniversary of the First Closing Date (as defined in the Private Placement Agreement), after receipt of a written request from Selling Shareholder requesting that Ivanhoe effect a registration (a “Demand Registration”) under the Securities Act covering all or part of the Registrable Securities, and which notice shall specify the number of Registrable Securities for which registration is requested and the intended method or methods of distribution thereof, Ivanhoe shall, as soon as practicable, but in any event no later than thirty (30) days (excluding any days which occur during a permitted Blackout Period under Section 4 below) after receipt of such written request, file with the SEC and use its reasonable best efforts to cause to be declared effective, a registration statement (a “Demand Registration Statement”) relating to all of the Registrable Securities that Ivanhoe has been so requested to register for sale, to the extent required to permit the disposition (in accordance with the intended method or methods of distribution thereof) of the Registrable Securities so registered.
          (b) If the Demand Registration relates to an underwritten public offering and the managing underwriter of such proposed public offering advises Ivanhoe and Selling Shareholder that, in its opinion, the number of securities requested to be included in the Demand Registration (including securities to be sold by Ivanhoe or any other security holder) exceeds the number which can be sold in such offering within an acceptable price range, then Ivanhoe shall include in such Demand Registration first, the Registrable Securities Selling Shareholder proposes to register, and second, any securities Ivanhoe proposed to register. Ivanhoe shall not hereafter enter into any agreement which is inconsistent with the rights of priority provided in this Section 2(b).
          (c) Any Demand Registration Statement may be required by Selling Shareholder to be on Form F-10 (or any successor form) under the Securities Act (a “Shelf Registration Statement”) relating to the offer and sale by Selling Shareholder of any or all of the Registrable Securities at any time and from time to time on a delayed or continuous basis in accordance with Canadian shelf prospectus offering procedures, through such method or methods of distribution as Selling Shareholder shall select (the “Shelf Registration”), provided, that Selling Shareholder shall be entitled to request no more than two (2) underwritten public offerings pursuant to a Shelf Registration Statement in any twelve-month period.
          (d) Selling Shareholder shall be entitled to an aggregate of five (5) registrations of Registrable Securities pursuant to this Section 2; provided, that (i) no more than one (1) such registration shall be a Shelf Registration pursuant to Section 2(c), (ii) a registration requested pursuant to this Section 2 shall not be deemed to have been effected for purposes of this Section 2(d) unless (x) it has been declared effective by the SEC, (y) it has remained effective for the period set forth in Section 5(a), and (z) the offering of Registrable Securities pursuant to such registration is not subject to any stop order, injunction or other order or requirement of the SEC and (iii) the aggregate sales price of the Registrable Securities proposed to be included in any such registration shall equal or exceed US$35,000,000.
          (e) Notwithstanding anything to the contrary contained herein, Ivanhoe shall not be required to prepare and file (i) more than two (2) Demand Registration Statements in any twelve-month period, or (ii) any Demand Registration Statement within ninety (90) days following the date of effectiveness of any other Registration Statement.
          3. Piggy-Back Registration.
          (a) If Ivanhoe proposes to file on its behalf and/or on behalf of any holder of its securities (other than a holder of Registrable Securities) a registration statement under the Securities Act on any form (other than a registration statement on Form F-4 or S-8 (or any successor form) for securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act or to employees of Ivanhoe pursuant to any employee benefit plan, respectively) for the registration of Ivanhoe Shares (a “Piggy-Back Registration”), it shall give written notice to Selling Shareholder at least twenty (20) days before the initial filing with the SEC of such piggy-back registration statement (a “Piggy-Back Registration Statement”), which notice shall set forth the number of Ivanhoe Shares Ivanhoe and other holders, if any, then contemplate including in such registration and the intended method of disposition of such Ivanhoe Shares. The notice shall offer to include in such filing the aggregate number of Registrable Securities as Selling Shareholder may request.
          (b) If Selling Shareholder desires to have Registrable Securities registered under this Section 3, it shall advise Ivanhoe in writing within ten (10) days after the date of receipt of such offer from Ivanhoe of its desire to have Registrable Securities registered under this Section 3, and shall set forth the number of Registrable Securities for which registration is requested. Ivanhoe shall thereupon include, or in the case of a proposed underwritten public offering, use its reasonable best efforts to cause the managing underwriter or underwriters to permit such Selling Shareholder to include, in such filing the number of Registrable Securities for which registration is so requested by Selling Shareholder, subject to paragraph (c) below, and shall use its reasonable best efforts to effect registration of such Registrable Securities under the Securities Act. Any withdrawal of the registration statement by Ivanhoe for any reason shall constitute and effect an automatic withdrawal of any Piggy-Back Registration related thereto.
          (c) If the Piggy-Back Registration relates to an underwritten public offering and the managing underwriter of such proposed public offering advises Ivanhoe and Selling Shareholder in writing that, in its opinion, the number of Registrable Securities requested to be included in the Piggy-Back Registration in addition to the securities being registered by Ivanhoe or any other security holder would be greater than the total number of securities which can be sold in the offering without having a material adverse effect on the distribution of such securities or otherwise having a material adverse effect on the marketability thereof (the “Maximum Number of Securities”), then:
     (i) in the event Ivanhoe initiated the Piggy-Back Registration, Ivanhoe shall include in such Piggy-Back Registration first, the securities Ivanhoe proposes to register and second, the securities of all other selling security holders, including Selling

Shareholder, to be included in such Piggy-Back Registration in an amount that together with the securities Ivanhoe proposes to register, shall not exceed the Maximum Number of Securities, such amount to be allocated among such selling security holders on a pro rata basis (based on the number of securities of Ivanhoe held by each such selling security holder); and
     (ii) in the event any holder of securities of Ivanhoe initiated the Piggy-Back Registration, Ivanhoe shall include in such Piggy-Back Registration first, the securities such initiating security holder proposes to register, second, the securities of any other selling security holders (including Selling Shareholder), in an amount that together with the securities the initiating security holder proposes to register, shall not exceed the Maximum Number of Securities, such amount to be allocated among such other selling security holders on a pro rata basis (based on the number of securities of Ivanhoe held by each such selling security holder) and third, any securities Ivanhoe proposes to register, in an amount that together with the securities the initiating security holder and the other selling security holders propose to register, shall not exceed the Maximum Number of Securities.
          (d) Ivanhoe shall not hereafter enter into any agreement that is inconsistent with the rights of priority provided in Section 3(c).
          4. Blackout Periods. Ivanhoe shall have the right to delay the filing or effectiveness of a Registration Statement required pursuant to Sections 2 or 3 hereof during no more than three (3) periods aggregating to not more than ninety (90) days in any twelve-month period (each, a “Blackout Period”), in the event that (i) Ivanhoe would, in accordance with the advice of its counsel, be required to disclose in the prospectus material non-public information that Ivanhoe has a bona fide business purpose for preserving as confidential and that is not otherwise then required by law to be publicly disclosed, (ii) Ivanhoe determines that the prospectus requires amendment or supplement due to the happening of any event that comes to the attention of Ivanhoe and as a result of which the prospectus would contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading or (iii) in the good faith judgment of Ivanhoe, there is a reasonable likelihood that disclosure of material non-public information, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any financing, acquisition, merger, disposition of assets (not in the ordinary course of business), corporate reorganization or other material transaction or negotiations involving Ivanhoe; provided, however, that (A) Selling Shareholder shall be entitled, at any time after receiving notice of such delay and before such Demand Registration Statement becomes effective, to withdraw such request and, if such request if withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations and (B) Ivanhoe shall delay during such Blackout Period the filing or effectiveness of any Registration Statement required pursuant to the registration rights of other holders of any securities of Ivanhoe. Ivanhoe shall promptly give Selling Shareholder written notice of such determination containing a general statement of the reasons for such postponement and an approximation of the anticipated delay. After the expiration of any Blackout Period (including, without limitation, upon public disclosure of the material non-public information that was the reason for such Blackout Period) and without any further request from Selling Shareholder,

Ivanhoe shall promptly notify Selling Shareholder and shall use its reasonable best efforts to prepare and file with the SEC the requisite Registration Statement or such amendments or supplements to such Registration Statement or prospectus used in connection therewith as may be necessary to cause such Registration Statement to become effective as promptly as practicable thereafter.
          5. Registration Procedures. If Ivanhoe is required by the provisions of Section 2 or 3 to use its reasonable best efforts to effect the registration of any of its securities under the Securities Act, Ivanhoe shall, as soon as practicable, and in the case of a Demand Registration no later than sixty (60) days (excluding any days that fall during a permitted Blackout Period under Section 4) after receipt of a written request for a Demand Registration:
     (a) prepare and file with the SEC a Registration Statement with respect to such securities and use its reasonable best efforts to cause such Registration Statement to become effective as promptly as practicable and to remain effective for a period of time required for the disposition of such Registrable Securities by Selling Shareholder but not to exceed sixty (60) days excluding any days that fall during a permitted Blackout Period under Section 4 (except with respect to a Shelf Registration Statement which shall remain effective for a period not to exceed twenty-five months (25) months); provided, however, that before filing such Registration Statement or any amendments or supplements thereto, Ivanhoe shall furnish to counsel selected by Selling Shareholder copies of all documents proposed to be filed, which documents shall be subject to the review of and comment by such counsel;
     (b) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such Registration Statement until the earlier of such time as all Ivanhoe Shares held by Selling Shareholder cease to be Registered Securities and the expiration of sixty (60) days in the case of a Demand Registration Statement (excluding any days that fall during a permitted Blackout Period under Section 4), or twenty-five months (25) months in the case of a Shelf Registration Statement;
     (c) furnish to Selling Shareholder and each underwriter, if any, of the Registrable Securities being sold by Selling Shareholder such number of conformed copies of the applicable Registration Statement and each such amendment and supplement thereto (including in each case all exhibits), such number of copies of the prospectus contained in such Registration Statement (including each preliminary prospectus and any summary prospectus) and any other prospectus, in conformity with the requirements of the Securities Act, and such other documents, as Selling Shareholder and such underwriter, if any, may reasonably request;
     (d) use its reasonable best efforts to register or qualify the Registrable Securities or other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions within the United States and its territories and possessions as Selling Shareholder and any underwriter of the Registrable Securities being sold by Selling Shareholder shall reasonably request, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect or until all of the Registrable Securities are sold, whichever is shorter, and to take any other action which may be reasonably necessary or advisable to enable Selling Shareholder and such underwriter to consummate the disposition in such jurisdictions of the securities owned by Selling Shareholder (provided, however, that Ivanhoe shall not be required in connection therewith or as a condition thereto to qualify to do business as a foreign corporation, subject itself to taxation in or to file a general consent to service of process in any jurisdiction where it would not, but for the requirements of this paragraph (d), be obligated to do so) and do such other reasonable acts and things as may be required of it to enable Selling Shareholder and such underwriter to consummate the disposition in such jurisdiction of the securities covered by such Registration Statement;
     (e) (i) furnish, at the request of Selling Shareholder a signed counterpart, addressed to Selling Shareholder and the underwriters, if any, of an opinion of independent counsel representing Ivanhoe in connection with such registration, dated the effective date of such Registration Statement (or, if such registration includes an underwritten public offering, opinions (which term shall include disclosure letters) dated the date of the closing(s) under the underwriting agreement) covering such matters as are customary in connection with such registered offering of securities by Ivanhoe, reasonably satisfactory in form and substance to Selling Shareholder, and (ii) use its reasonable best efforts to furnish, at the request of Selling Shareholder, a signed counterpart, addressed to Selling Shareholder and the underwriters, if any, of a “comfort” letter, dated the effective date of such Registration Statement (and, if such registration includes an underwritten public offering, letters of like kind dated the date the offering is priced and the date of the closing under the underwriting agreement), signed by the independent public accountants who have certified Ivanhoe’s financial statements included in such Registration Statement covering substantially the same matters with respect to such Registration Statement (and the prospects included therein) and, with respect to events subsequent to the date of such financial statements, as are customarily covered in accountants’ letters delivered to the underwriters in underwritten public offerings of securities, including, without limitation, that in the opinion of such accountants, the financial statements and other financial data of Ivanhoe included in such Registration Statement, prospectus or any amendment or supplement thereto, comply as to form in all material respects with the applicable requirements of the Securities Act;
     (f) enter, only with respect to Demand Registrations relating to an underwritten public offering, into customary agreements (including an underwriting agreement containing representations, warranties and indemnities in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;
     (g) otherwise use its reasonable best efforts to comply with all applicable rules and regulations promulgated by the SEC;

     (h) use its reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange or quotation system on which Ivanhoe Shares are listed or traded;
     (i) give written notice to Selling Shareholder:
     (i) when such Registration Statement, the prospectus or any amendment or supplement thereto has been filed with the SEC and when such Registration Statement or any post-effective amendment thereto has become effective;
     (ii) of any request by the SEC for amendments or supplements to such Registration Statement or the prospectus included therein or for additional information;
     (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose;
     (iv) of the receipt by Ivanhoe or its legal counsel of any notification with respect to the suspension of the qualification of Ivanhoe Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
     (v) of the happening of any event that requires Ivanhoe to make changes in such Registration Statement or such prospectus in order to make the statements therein, in light of the circumstances in which they were made, not misleading (which notice shall be accompanied by an instruction to suspend the use of such prospectus until the requisite changes have been made);
     (j) use its reasonable best efforts to prevent the issuance or obtain the withdrawal of any order suspending the effectiveness of such Registration Statement at the earliest possible time;
     (k) upon the occurrence of any event contemplated by Section 5(i)(v) above, promptly prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus or file any other required document so that, as thereafter delivered to Selling Shareholder, the prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If Ivanhoe notifies Selling Shareholder in accordance with Section 5(i)(v) above to suspend the use of the prospectus until the requisite changes to the prospectus have been made, then Selling Shareholder shall suspend use of such prospectus and use its reasonable best efforts to return to Ivanhoe all copies of such prospectus other than permanent file copies then in Selling Shareholder’s possession, and the period of effectiveness of such Registration Statement provided for above shall be extended by the number of days from and including the date of the giving of such notice to the date

Selling Shareholder shall have received such amended or supplemented prospectus pursuant to this Section 5(k);
     (l) make reasonably available for inspection by representatives of Selling Shareholder, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by such representative or any such underwriter all relevant financial and other records, pertinent corporate documents and properties of Ivanhoe and cause Ivanhoe’s officers, directors and employees to supply all relevant information reasonably requested by such representative or any such underwriter, attorney, accountant or agent in connection with the registration;
     (m) in connection with any underwritten offering, make appropriate officers and senior executives of Ivanhoe available to the selling security holders for meetings with prospective purchasers of Registrable Securities and prepare and present to potential investors customary “road show” material in each case in accordance with the recommendations of the underwriters and in all respects in a manner reasonably requested and consistent with other new issuances of securities in an offering of a similar size to such offering of the Registrable Securities; and
     (n) use reasonable best efforts to procure the cooperation of Ivanhoe’s transfer agent in settling any offering or sale of Registrable Securities, including with respect to the transfer of physical stock certificates into book-entry form in accordance with any procedures reasonably requested by Selling Shareholder or the underwriters, if any.
          It shall be a condition precedent to the obligation of Ivanhoe to take any action pursuant to this Agreement in respect of the Registrable Securities which are to be registered at the request of Selling Shareholder that Selling Shareholder shall furnish to Ivanhoe such information regarding the Registrable Securities held by Selling Shareholder and the intended method of distribution thereof as Ivanhoe shall reasonably request and as shall be required in connection with the action taken by Ivanhoe.
          6. Expenses. All Registration Expenses shall be paid by Ivanhoe, except that Selling Shareholder shall bear and pay any (a) brokerage commissions attributable to the sale of any of the Registrable Securities, (b) underwriting commissions and discounts applicable to securities offered for its account in connection with any registrations, filings and qualifications made pursuant to this Agreement, (c) fees and expenses incurred in respect of counsel or other advisors to Selling Shareholder and (d) any other out-of-pocket expenses of Selling Shareholder.
          7. Rule 144 Information. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public without registration, Ivanhoe agrees to:
     (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

     (b) use its best efforts to file with or furnish to the SEC in a timely manner all reports and other documents required of Ivanhoe under the Securities Act and the Exchange Act; and
     (c) furnish to Selling Shareholder forthwith upon request a written statement by Ivanhoe as to its compliance with the reporting requirements of Rule 144 under the Exchange Act and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of Ivanhoe, and such other reports and documents so filed or furnished by Ivanhoe as Selling Shareholder may reasonably request in availing itself of any rule or regulation of the SEC allowing Selling Shareholder to sell any Registrable Securities without registration.
          8. Indemnification and Contribution.
          (a) Ivanhoe shall indemnify and hold harmless Selling Shareholder, Selling Shareholder’s directors and officers, each agent and any underwriter for Ivanhoe (within the meaning of the Securities Act), and each Person, if any, who controls Selling Shareholder or such agent or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or proceedings in respect thereof) arise out of or are based on any untrue or alleged untrue statement of any material fact contained in a Registration Statement on the effective date thereof (including any prospectus filed under Rule 424 under the Securities Act or any amendments or supplements thereto), or any document incorporated by reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse each of Selling Shareholder, Selling Shareholder’s directors and officers, such agent or underwriter or such controlling Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, proceeding or action; provided, however, that the indemnity agreement contained in this Section 8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, proceeding or action if such settlement is effected without the consent of Ivanhoe (which consent shall not be unreasonably withheld or delayed); provided further that Ivanhoe shall not be liable to Selling Shareholder, such Selling Shareholder’s directors and officers, such agent or underwriter or such controlling Person in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in connection with a Registration Statement, preliminary prospectus, final prospectus or amendments or supplements thereto, in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by Selling Shareholder, such Selling Shareholder’s directors or officers, such agent or underwriter or such controlling Person or by such Selling Shareholder’s failure to furnish Ivanhoe, upon request, with the information with respect to Selling Shareholder or any participating person that is the subject of the untrue statement or omission. Ivanhoe shall not, without the consent of Selling Shareholder (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened proceeding or action in respect of which Selling Shareholder is a party and indemnity has been sought hereunder by Selling Shareholder, unless such settlement includes an unconditional release of Selling Shareholder from all liability for claims that are the subject matter of such proceeding or action. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of Selling Shareholder, Selling Shareholder’s directors and officers, such agent or underwriter or such controlling Person, and shall survive the transfer of such securities by Selling Shareholder.
          (b) Selling Shareholder shall indemnify and hold harmless Ivanhoe, each of its directors and officers, each Person, if any, who controls Ivanhoe within the meaning of the Securities Act, and each agent and any underwriter for Ivanhoe (within the meaning of the Securities Act) against any losses, claims, damages or liabilities, joint or several, to which Ivanhoe or any such director, officer, controlling Person, agent or underwriter may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or proceedings in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in a Registration Statement on the effective date thereof (including any prospectus filed under Rule 424 under the Securities Act or any amendments or supplements thereto) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in such Registration Statement, preliminary or final prospectus, or amendments or supplements thereto, in reliance upon and in conformity with written information furnished by or on behalf of Selling Shareholder expressly for use in connection with such registration, preliminary prospectus, final prospectus or amendments or supplements thereto; and Selling Shareholder shall reimburse any legal or other expenses reasonably incurred by Ivanhoe or any such director, officer, controlling Person, agent or underwriter in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Selling Shareholder (which consent shall not be unreasonably withheld or delayed), and provided further that the liability of Selling Shareholder hereunder shall be limited to the aggregate net proceeds received by Selling Shareholder in connection with any offering to which such registration under the Securities Act relates. Selling Shareholder shall not, without the consent of Ivanhoe (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened proceeding or action in respect of which Ivanhoe is a party and indemnity has been sought hereunder by Ivanhoe, unless such settlement includes an unconditional release of Ivanhoe from all liability for claims that are the subject matter of such proceeding or action.
          (c) If the indemnification provided for in this Section 8 from the indemnifying party (the “Indemnifying Party”) is unavailable to any Person entitled to indemnification hereunder (the “Indemnified Party”) in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and the Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, the Indemnifying Party or the Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. If the allocation provided in this paragraph (c) is not permitted by applicable law, the parties shall contribute based upon the relevant benefits received by Ivanhoe from the offering of securities on the one hand and the net proceeds received by Selling Shareholder from the sale of securities on the other.
          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(c) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.
          (d) The Indemnified Party agrees to give prompt written notice to the Indemnifying Party after the receipt by the Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Indemnified Party intends to claim indemnification or contribution pursuant to this Agreement; provided, that the failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party hereunder unless such failure is materially prejudicial to the Indemnifying Party. If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such Indemnified Party. The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the reasonable fees and expenses of not more than one of such counsel in any one jurisdiction shall be paid by the Indemnified Party unless (i) the Indemnifying Party agrees to pay the same, (ii) the Indemnifying Party fails to assume the defense of such action, or (iii) the named parties to any such action (including any impleaded parties) have been advised by such counsel that either (A) representation of such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate under applicable standards of professional conduct or (B) there are one or more legal defenses available to it which are substantially different from or additional to those available to the Indemnifying Party. No Indemnifying Party shall be liable for any settlement entered into without its written consent, which consent shall not be unreasonably withheld or delayed.
          (e) The agreements contained in this Section 8 shall survive the transfer of the Registrable Securities by Selling Shareholder and sale of all the Registrable Securities pursuant to any Registration Statement and shall remain in full force and effect, regardless of any investigation made by or on behalf of Selling Shareholder, any of Selling Shareholder’s directors and officers, any Person who participates in the offering of Registrable Securities, including underwriters (as defined in the Securities Act), and any Person, if any, who controls Selling Shareholder or such participating Person within the meaning of the Securities Act.

          9. Limitations on Registration of Other Securities; Representation. From and after the date of this Agreement, Ivanhoe shall not, without the prior written consent of Rio Tinto, enter into any agreement with any holder or prospective holder of any securities of Ivanhoe giving such holder or prospective holder any registration rights the terms of which are more favorable taken as a whole than the registration rights granted to Selling Shareholder hereunder unless Ivanhoe shall also give such rights to Selling Shareholder.
          10. No Inconsistent Agreements. Ivanhoe shall not hereafter enter into any agreement with respect to its securities that is inconsistent in any material respects with the rights granted to Selling Shareholder in this Agreement.
          11. Selection of Managing Underwriters. In the event Selling Shareholder has requested an underwritten offering, the underwriter or underwriters shall be selected by Selling Shareholder and shall be approved by Ivanhoe, which approval shall not be unreasonably withheld or delayed, Ivanhoe and Selling Shareholder shall enter into an underwriting agreement with such underwriter or underwriters containing representations, warranties and indemnities in customary form, provided, (i) that all of the representations and warranties by, and the other agreements on the part of, Ivanhoe to and for the benefit of such underwriters shall also be made to and for the benefit of Selling Shareholder, (ii) that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement shall be conditions precedent to the obligations of Selling Shareholder, and (iii) that Selling Shareholder shall not be required to make any representations or warranties to or agreements with Ivanhoe or the underwriters other than representations, warranties or agreements regarding Selling Shareholder and the Registrable Securities held by Selling Shareholder and any other representations required by law.
          12. Miscellaneous.
          (a) Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.
          (b) Amendments and Waivers.
     (i) Any provision of this Agreement may be amended or waived only if such amendment or waiver is in writing and signed, in the case of an amendment, by Ivanhoe and Selling Shareholder or, in the case of a waiver, by the party or parties against whom the waiver is to be effective.
     (ii) No failure or delay by any party hereto in exercising any right, power or privilege hereunder (other than a failure or delay beyond a period of time specified herein) shall operate as a waiver thereof and no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          (c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by fax or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by notice given in accordance with this Section 12(c)):
          (i) if to Ivanhoe:
999 Canada Place
Suite 654
Vancouver, BC V6C 3E1
Canada
Facsimile: 604-682-2060
Attention: Corporate Secretary

with a copy to (which shall not constitute notice):
Goodmans LLP
355 Burrard Street, Suite 1900
Vancouver, BC V6C 2G8
Canada
Facsimile: 604-682-7131
Attention: Paul L. Goldman
with a copy to (which shall not constitute notice):
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Facsimile: 212-757-3990
Attention: Edwin S. Maynard
          (ii) if to Rio Tinto or Selling Shareholder:
Rio Tinto plc
6 St. James’s Square
London
SW1Y 4LD
United Kingdom
Facsimile: +44 (0)20 7930 3249
Attention: Company Secretary
with a copy to (which shall not constitute notice):
Shearman & Sterling LLP
Broadgate West
9 Appold Street

London EC2A 2AP
Facsimile: +44 (0)20 7655 5265
Attention: George Karafotias
          (d) Successors and Assigns; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto, except that the registration rights of Selling Shareholder with respect to any Registrable Securities shall be transferred to any Affiliate of Selling Shareholder to which Registrable Securities have been transferred. All of the obligations of Ivanhoe hereunder shall survive any such transfer. Except as provided in Section 8, no Person other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement.
          (e) Headings. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.
          (f) Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
     (i) Any claim, action, suit or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be heard and determined in any New York state or federal court sitting in The City of New York, County of Manhattan, and each of the parties hereto hereby consents to the non-exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom in any such claim, action, suit or proceeding) and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such claim, action, suit or proceeding in any such court or that any such claim, action, suit or proceeding that is brought in any such court has been brought in an inconvenient forum.
     (ii) Subject to applicable law, process in any such claim, action, suit or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing and subject to applicable law, each party agrees that service of process on such party as provided in Section 12(c) shall be deemed effective service of process on such party. Nothing herein shall affect the right of any party to serve legal process in any other manner permitted by law or at equity.
     (iii) Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto hereby (A) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (B) acknowledges that it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 12(f).
          (g) Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
          (h) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.
          (i) Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party hereto shall not preclude or waive its right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.
          (j) Construction. Each party hereto acknowledges and agrees it has had the opportunity to draft, review and edit the language of this Agreement and that no presumption for or against any party arising out of drafting all or any part of this Agreement will be applied in any dispute relating to, in connection with or involving this Agreement. Accordingly, the parties hereto hereby waive the benefit of any rule of law or any legal decision that would require, in cases of uncertainty, that the language of a contract should be interpreted most strongly against the party who drafted such language.
          (k) Counterparts. This Agreement may be executed and delivered (including, without limitation, by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same Agreement.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IVANHOE MINES LTD.
By:
Name:
Title:

RIO TINTO INTERNATIONAL HOLDINGS LIMITED
By:
Name:
Title:

SCHEDULE “D”
AGREED TERMS FOR
DISPOSITION OF MYANMAR ASSETS
By no later than 1 February 2007, Ivanhoe shall have completed a divestiture or sale of all of the Myanmar Assets to a third party that is not an Affiliate of Ivanhoe, failing which Rio Tinto shall have the option, at any time after 1 February 2007 pursuant to the Put Agreement, to cause Ivanhoe to put all of the Shares to the Trust in consideration for the Agreed Amount. The purchase price for the Shares will be satisfied by the delivery of the Note by the Trust to Ivanhoe. Under the Put Agreement, Ivanhoe will be entitled to additional compensation from the Trust equal to a percentage (to be negotiated but not less than 50%) of the proceeds from any future sale of the Shares by the Trust that exceed the then outstanding amount of the Note.
Except in connection with a divestiture or sale of all of the Myanmar Assets to a third party that is not an Affiliate of Ivanhoe or a sale of all of the Myanmar Assets to the Trust pursuant to the Put Agreement, Ivanhoe may not transfer all or part of the Myanmar Assets or the shares of any Subsidiary of Ivanhoe that directly or indirectly beneficially owns the Myanmar Assets to any person, including Ivanhoe or another Subsidiary of Ivanhoe.
Ivanhoe will in good faith endeavour to arrange for the Trust to be created and the Put Agreement to be entered into within sixty (60) days of the date of this Agreement, failing which, Ivanhoe hereby irrevocably makes, constitutes and appoints Rio Tinto as its true and lawful attorney and agent, with full power of substitution and authority in its name, place and stead to arrange for the Trust to be created and the Put Agreement to be entered into on terms and conditions satisfactory to Rio Tinto in Rio Tinto’s sole discretion. Ivanhoe hereby undertakes to ratify everything which Rio Tinto shall do by virtue of this appointment and will fully indemnify and hold harmless Rio Tinto against all losses, liabilities, costs, claims, actions, demands or expenses which Rio Tinto or its Affiliates, or their respective directors, officers, employees or agents, may incur or which may be made against any of them as a result of or in connection with anything done by Rio Tinto pursuant to such appointment. All of the costs associated with establishing the Trust and preparing the related documentation including the Put Agreement and the Note shall be borne by Ivanhoe.
For purposes of this Schedule “D”:
“Agreed Amount” means an amount to be negotiated but not less than $40,000,000 plus 50% of the cash receivable from the Myanmar Assets at the time of the sale pursuant to the Put Agreement;
“Excluded Persons” means Ivanhoe, Rio Tinto, Robert M. Friedland, their respective Affiliates, any person related to any of them and any person that is a resident of Myanmar or Controlled by a resident of Myanmar;
“Note” means an unsecured promissory note to be issued by the Trust to Ivanhoe in the aggregate principal amount of the Agreed Amount and bearing interest at LIBOR calculated quarterly. Interest on the Note shall accrue from the date of its issue. Interest on and principal of the Note shall be payable (i) if and to the extent of any cash distributions received from the Myanmar Assets and (ii) in full upon any future sale of the Shares by the Trust. For so long as any amount is outstanding under the Note, all cash distributions received from the Myanmar Assets will be distributed to the Trust and used to repay the Note;
“Put Agreement” means a put agreement to be entered into between Ivanhoe, Rio Tinto and the Trust pursuant to which Rio Tinto shall have the option, at any time after 1 February 2007, to cause Ivanhoe to put the Shares to the Trust in consideration for the Agreed Amount;
“Shares” means all of the shares of a wholly-owned Subsidiary of Ivanhoe that owns, directly or indirectly, all of the Myanmar Assets;
“Trust” means a trust to be established whose trustee and beneficiaries are not Excluded Persons and whose powers will be limited to (i) entering into and performing its obligations under the Put Agreement, (ii) if the Put Agreement is exercised, purchasing the Shares in accordance with the terms of the Put Agreement and issuing the Note to Ivanhoe in consideration therefor, (iii) if it purchases the Shares, running an auction for the Shares and selling the Shares to the highest bidder (who may not be an Excluded Person, any trustee or beneficiary of the Trust or any person related to or Controlled by any trustee or beneficiary of the Trust) for all cash consideration (in US dollars) equal to or greater than the then outstanding amount of the Note, (iv) if it purchases the Shares, receiving cash distributions from the Myanmar Assets and (v) repaying the Note. The trustee of the Trust will be independent of the beneficiaries of the Trust. The principal beneficiary of the Trust will be selected by the lead independent director of Ivanhoe and appointed by the trustee of the Trust as the investment manager of the Trust. The principal beneficiary shall be required to use its commercially reasonable efforts to run an auction for the Shares and sell the Shares to the highest bidder (who may not be an Excluded Person, any trustee or beneficiary of the Trust or any person related to or Controlled by any trustee or beneficiary of the Trust). The principal beneficiary will be entitled to a percentage (to be negotiated but not more than 50%) of the proceeds from any sale of the Shares by the Trust that exceed the then outstanding amount of the Note. The principal beneficiary will be responsible for paying the fees and expenses of the trust, including the trustee’s fees and disbursements, and funding the auction process. If the Shares have not been sold within two (2) years of the principal beneficiary’s appointment as the investment manager of the Trust, the trustee of the Trust will replace the principal beneficiary with a new principal beneficiary selected by independent lead director of Ivanhoe, who is also not an Excluded Person.

SCHEDULE “E”
EXISTING LICENSES AND
OT PROJECT MAP AND CO-ORDINATES

1	Oyu Tolgoi:	106°47’30”	—	42°58’30”	8496
	6709A	106°47’30”	—	43°03’00”	hectares
		106°55’00”	—	43°03’00”
		106°55’00”	—	42°58’30”

2	Huh Had:	106°51’30”	—	42°55’30”	1764
	6710A	106°51’30”	—	42°57’30”	hectares
		106°55’00”	—	42°57’30”
		106°55’00”	—	42°55’30”

3	Manaht:	106°38’00”	—	42°54’00”	4537
	6708A	106°38’00”	—	42°57’00”	hectares
		106°44’00”	—	42°57’00”
		106°44’00”	—	42°54’00”

4	Oyu Tolgoi	106°30’00”	—	42°54’00”	9070
		106°30’00”	—	43°00’00”	hectares
	6711A	106°36’00”	—	43°00’00”
		106°36’00”	—	42°54’30”
(see map attached)

105°30'
106°
106°30'
107°
107°30'
108°
43°
42°30'
N
0
25 km
5254X-T
(Bih Uul)
5277X
(Tsetsii Uul)
4193X
(Lunsiin Khudag)
4192X
(Ulaan Khud)
3983X
(Khersiin Tal)
4257X
(Ulaan Zaka)
Humboldt
7280X
(Zagiin Us)
Oyu Tolgoi
6709A
(Oyu Tolgoi)
6710A
(Khukh Khad)
4333X
(Tsant Uul)
6358X
(Nortin Urt)
6711A
(Ulaan Uul)
5278X (Burhant Uul)
6360X
(Khar Tolgoi)
5029X
(Tsagaan Tolgoi)
6708A
(Manakht)
3677X
(Javkhlant Uul)
6762X
(Unegt Uul)
7283X
(Dorvoljin Teeg)
7262X
(Ajiin talbai)
6596X
(Gurantsangiin Gol)
6845X
(Tavan Ald)
7946X
(Maikhan Ulaan Uu)
5251X
(Khongor Tolgoi)
6844X
(Zaant)
5268X
(Khonan Khongil Tolgo)
5253X
(Maikhan Ulaan Uul)
5226X
(Dalan Shar Uul)
6094X
(Teeg Uul)
Approximately 15 km from border
MONGOLIA
CHINA
Russia
Mongolia
Ulaanbaatar
Oyu Tolgoi
China
400 km